                                                                    EXHIBIT 99.7

                           RESTATED FACILITY AGREEMENT

                       ORIGINALLY MADE ON 18 JANUARY 2001

                                     BETWEEN

        ----------------------------------------------------------------
                            TOWER SEMICONDUCTOR LTD.
        ----------------------------------------------------------------

                                 AS THE BORROWER

                                       AND

-----------------------------------            ---------------------------------
       BANK HAPOALIM B.M.                         BANK LEUMI LE-ISRAEL B.M.
-----------------------------------            ---------------------------------

                                  AS THE BANKS

        (AS AMENDED AND RESTATED BY THE PARTIES THROUGH AUGUST 24, 2006)

CLAUSE NO.                                                                                 PAGE
===============================================================================================

1.          INTERPRETATION                                                                    1
1.1.           Definitions                                                                    1
1.2.           Clause Headings/Table of Contents                                             69
1.3.           Interpretation                                                                69

2.          THE LOANS                                                                        71
2.1.           Loans to the Borrower                                                         71
2.2.           Banks' Obligations Several                                                    72
2.3.           Limits on Yen, Euro and Pound Sterling Credits                                72
2.3.           Banks' Rights Separate                                                        72
2.4.           Separate Enforcement by Banks                                                 72

3.          PURPOSE--INTENTIONALLY DELETED                                                   73
3.1.           Purpose of Advances and Loans                                                 73
3.2.           Purpose of L/Cs                                                               73
3.3.           Purpose of Permitted Hedging Transactions                                     73
3.4.           No Obligation to Monitor                                                      73

4.          CONDITIONS PRECEDENT--INTENTIONALLY DELETED                                      73

5.          AVAILABILITY OF CREDITS--INTENTIONALLY DELETED                                   73
5.1.           Availability                                                                  73
5.2.           Advances                                                                      73
5.3.           Letters of Credit                                                             73
5.4.           Hedging                                                                       73
5.5.           Applications to All Banks                                                     73

6.          REPAYMENT                                                                        74
6.1.           Repayment of Loans                                                            74
6.2.           Payment of all other Sums Due on the Final Maturity Date                      74
6.3.           Repayment in US Dollars                                                       74
6.4.           Repayments to Payments Accounts                                               74
6.5.           No Reborrowing                                                                74
6.6.           No Commitments                                                                74

7.          VOLUNTARY PREPAYMENT                                                             74
7.1.           Voluntary Prepayment                                                          74
7.2.           Notice of Prepayment                                                          75
7.3.           No Other Prepayments                                                          75
7.4.           No Reborrowing                                                                75
7.5.           Prepayment Commissions                                                        75
7.6.           Prepayment to Payments Account                                                75
7.7.           Prepayments together with Interest and Other Sums Owed                        76
7.8.           Cancellation                                                                  76
7.9.           Limits on Prepayment                                                          76
7.10.          Currency for Prepayment                                                       77
7.11.          Selection of Instalments for Voluntary Prepayment                             77
7.12.          Prepayment Pursuant to Clause 6.1.1                                           77

                                       (i)

                                   (CONTINUED)

CLAUSE NO.                                                                                 PAGE
===============================================================================================

8.          MANDATORY PREPAYMENT                                                             77
8.1.           Mandatory Prepayment                                                          77
8.2.           No Reborrowing of Mandatory Prepayment                                        78
8.3.           Account of Mandatory Prepayment                                               78
8.4.           Mandatory Prepayment together with Interest and Other Sums Owed               79
8.5.           Currency for Mandatory Prepayment                                             79
8.6.           Schedule for Mandatory Prepayment                                             79

9.          INTEREST                                                                         79
9.1.           Interest Rate                                                                 79
9.2.           Accrual of Interest                                                           80
9.3.           Payment of Interest                                                           80
9.4.           Certain Compensatory Payments                                                 80

10.         SUBSTITUTE INTEREST RATES                                                        84

11.         COMMISSIONS, FEES AND EXPENSES                                                   85
11.1.          Front End Fee                                                                 85
11.2.          Commitment Commission                                                         85
11.3.          Legal and Other Costs                                                         85
11.4.          Consultants                                                                   86
11.5.          Stamp Duties and Like Taxes                                                   86
11.6.          Other Commissions, Fees and Expenses                                          86
11.7.          Currency for Payment                                                          87
11.8.          VAT                                                                           87

12.         TAXES                                                                            87
12.1.          Taxes                                                                         87
12.2.          Notification of Taxes                                                         87
12.3.          Payment and Submission of Receipt                                             88
12.4.          Tax Saving                                                                    88
12.5.          VAT                                                                           89

13.         INCREASED COSTS                                                                  89
13.1.          Increased Costs                                                               89
13.2.          Exceptions                                                                    91

14.         ILLEGALITY                                                                       91

15.         REPRESENTATIONS AND WARRANTIES                                                   92
15.1.          General                                                                       92
15.2.          Status                                                                        92
15.3.          Legal Validity                                                                92
15.4.          Non-Conflict                                                                  92
15.5.          No Default                                                                    94
15.6.          Consents                                                                      94
15.7.          Share Capital                                                                 94
15.8.          SEC Documents; Financial Statements                                           95
15.9.          Business Plan                                                                 96

                                      (ii)

                                   (CONTINUED)

CLAUSE NO.                                                                                 PAGE
===============================================================================================

15.10.         Title to Properties; Encumbrances                                             96
15.11.         Condition and Sufficiency of Assets                                           97
15.12.         Customers and Suppliers                                                       97
15.13.         Permitted Subordinated Debt                                                   97
15.14.         Financial Indebtedness                                                        97
15.15.         Taxes                                                                         97
15.16.         No Material Adverse Change                                                    97
15.17.         Compliance with Laws; Governmental Authorisations                             97
15.18.         Legal Proceedings; Orders                                                     98
15.19.         Absence of Certain Changes and Events                                         98
15.20.         Contracts; No Defaults                                                        98
15.21.         Insurance                                                                     99
15.22.         Environmental Matters                                                         99
15.23.         Intellectual Property                                                         99
15.24.         Grants, Incentives and Subsidies                                              99
15.25.         Disclosure                                                                    99
15.26.         Relationships with Related Persons                                            99
15.27.         Documents                                                                     99
15.28.         Ranking of Securities                                                         99
15.29.         Shareholdings                                                                100
15.30.         Repetition                                                                   100

16.         UNDERTAKINGS                                                                    100
16.1.          Financial Information                                                        100
16.2.          Accounts and Auditors                                                        106
16.3.          Purpose                                                                      107
16.4.          Negative Pledge                                                              107
16.5.          No Financial Indebtedness                                                    107
16.6.          PARI PASSU Ranking                                                           108
16.7.          Distributions                                                                108
16.8.          Intellectual Property Assets                                                 109
16.9.          Environmental Matters                                                        110
16.10.         Insurance                                                                    111
16.11.         Mergers and Amalgamations                                                    114
16.12.         Consents                                                                     114
16.13.         Material Contracts                                                           114
16.14.         Auditors                                                                     115
16.15.         Acquisitions                                                                 115
16.16.         Access                                                                       116
16.17.         Capital Expenditure                                                          117
16.18.         Organisational Documents                                                     117
16.19.         Project                                                                      118
16.20.         Business Plan                                                                118
16.21.         Hedging                                                                      119
16.22.         Transactions with Related Persons                                            119
16.23.         Sale and Leaseback                                                           119
16.24.         Disposals                                                                    120

                                      (iii)

                                   (CONTINUED)

CLAUSE NO.                                                                                 PAGE
===============================================================================================

16.25.         Notification of Default                                                      121
16.26.         Compliance with Laws                                                         121
16.27.         Investments in the Borrower                                                  121
16.28.         Taxation                                                                     124
16.29.         Financial Undertakings                                                       124
16.30.         Change of Business                                                           125
16.31.         Bank Accounts                                                                125
16.32.         Prohibition on Change of Ownership                                           128
16.33.         Utilisation of Excess Cash Flow                                              128
16.34.         Safety Net Undertaking                                                       128
16.35.         Outside Investment                                                           128
16.36.         Interest Payment Loans; Additional Investment Undertakings                   130

17.         DEFAULT                                                                         131
17.1.          Events of Default                                                            131
17.2.          Non-Payment                                                                  131
17.3.          Breach of Obligations                                                        131
17.4.          Misrepresentation/Breach of Warranties                                       132
17.5.          Invalidity                                                                   132
17.6.          Cross Acceleration                                                           132
17.7.          Insolvency and Rescheduling                                                  134
17.8.          Winding-Up                                                                   134
17.9.          Execution or Other Process                                                   134
17.10.         Material Contracts                                                           134
17.11.         Proceedings                                                                  135
17.12.         Consents                                                                     135
17.13.         Material Adverse Effect                                                      135
17.14.         Fab 2                                                                        136
17.15.         Completion of Fab 2                                                          136
17.16.         Construction Contract                                                        136
17.17.         Government Action                                                            136
17.18.         Illegality                                                                   136
17.19.         Investment Centre Fab 2 Grants                                               136
17.20.         Default by the Borrower under any Qualifying Wafer Prepayment Contract       137
17.20A.        Prohibited Payment under the Permitted Subordinated Debt                     137
17.20B.        Outside Investment Undertakings                                              137
17.20C.        Additional Investment Undertakings                                           138
17.21.         Acceleration                                                                 138
17.22.         Loans Due on Demand                                                          138
17.23.         Collection                                                                   139
17.24.         Indemnity                                                                    139
17.25.         Termination of Commitment                                                    139

18.         DEFAULT INTEREST                                                                139
18.1.          Default Rate Periods                                                         139
18.2.          Default Interest                                                             140
18.3.          Payment of Default Interest                                                  140

                                      (iv)

                                   (CONTINUED)

CLAUSE NO.                                                                                 PAGE
===============================================================================================

19.         BROKEN FUNDING INDEMNITY                                                        140
19.1.          Broken Funding                                                               140
19.2.          Failure to Draw Advance                                                      141

20.         PAYMENTS                                                                        141
20.1.          Payments by Borrower                                                         141
20.2.          Payments by Banks to Borrower                                                141

21.         SET-OFF                                                                         142
21.1.          Conditions for Set-Off                                                       142
21.2.          Debit or Credit of Accounts                                                  142

22.         APPLICATION OF PAYMENTS                                                         142
22.1.          Insufficient Payment                                                         142
22.2.          Currency Conversion                                                          143

23.         CALCULATIONS AND EVIDENCE OF DEBT                                               143

24.         SHARING BETWEEN BANKS                                                           144

25.         ASSIGNMENTS AND TRANSFERS                                                       144

26.         REMEDIES AND WAIVERS                                                            146

27.         NOTICES                                                                         146
27.1.          Notices in Writing                                                           146
27.2.          Addresses                                                                    146

28.         AMENDMENTS                                                                      147

29.         COUNTERPARTS                                                                    147

30.         GOVERNING LAW AND JURISDICTION                                                  148

31.         ENTIRE AGREEMENT                                                                148

32.         CONFIDENTIALITY                                                                 148

33.         BANKS REPRESENTATION                                                            149

                                       (v)

                                   (CONTINUED)

SCHEDULES           DESCRIPTION

================================================================================

SCHEDULE 1.1.2      Accounts of the Borrower

SCHEDULE 1.1.16     Business Plan

SCHEDULE 1.1.36     Form of Debenture

SCHEDULE 1.1.53     Floating Charge securing Grants made by the Investment
                    Centre in respect of Fab 1

SCHEDULE 1.1.64     DELETED

SCHEDULE 1.1.79     List of Intellectual Property Assets

SCHEDULE 1.1.101    List of Material Contracts

SCHEDULE 1.1.104    DELETED

SCHEDULE 1.1.105    List of Named Directors and Officers

SCHEDULE 1.1.106    Net Cash Flow of the Borrower

SCHEDULE 1.1.114    Details of equipment and other assets subject to certain
                    Permitted Encumbrances

SCHEDULE 1.1.115(C) Description of Financial Indebtedness of the Group in excess of US $22,500,000

SCHEDULE 1.1.115(k) Other permitted Financial Indebtedness

SCHEDULE 1.1.147    List of Warrants issued by the Borrower to the Banks

SCHEDULE 15.2       DELETED

SCHEDULE 15.4       Non-conflict

SCHEDULE 15.6       Consents required to be obtained from any person or
                    Governmental Body

SCHEDULE 15.7       Information as to five per cent holders and options,
                    warrants and convertible debentures

SCHEDULE 15.10      Exceptions to representations as to good and marketable
                    title to assets and rights

SCHEDULE 15.11      DELETED

SCHEDULE 15.12      DELETED

SCHEDULE 15.13      Listed details and copies of all trust deeds, indentures and other instruments reflecting the terms and conditions of all existing Permitted Subordinated Debt

SCHEDULE 15.15.1    DELETED

SCHEDULE 15.17      Exceptions to compliance with law representation

                                      (vi)

                                   (CONTINUED)

SCHEDULES           DESCRIPTION

================================================================================

SCHEDULE 15.18      Description of Proceedings pending against the Borrower or any Subsidiary

SCHEDULE 15.19      DELETED

SCHEDULE 15.20      DELETED

SCHEDULE 15.22      DELETED

SCHEDULE 15.23.2    DELETED

SCHEDULE 15.23.3    DELETED

SCHEDULE 15.23.5    DELETED

SCHEDULE 15.24      DELETED

SCHEDULE 15.26      DELETED

SCHEDULE 15.29      DELETED

SCHEDULE 16.1.1(iv) Form of report setting out a comparison of actual results with projected results of the Borrower

SCHEDULE 16.1.1(v)A Form of certificate of the Auditors setting out payments with respect to the Project during the relevant Quarter or
                    Fiscal Year (as the case may be)

SCHEDULE 16.1.1(v)B Form of certificate of the Auditors setting out the amounts invested in the relevant Quarter in Paid-in Equity

SCHEDULE 16.1.1(v)C Form of certificate of the Auditors setting out amounts received under the Investment Centre Fab 2 Grants in the
                    relevant Quarter

SCHEDULE 16.1.1(v)D Form of certificate of the Auditors confirming that there has been no breach of the financial covenants

SCHEDULE 16.10.6(a) Form of endorsement clause to be inserted into each
                    Insurance Policy taken out by the Borrower

SCHEDULE 16.10.6(d) Types of Insurance Policies taken out by the Borrower which need not be assigned by way of charge

SCHEDULE 16.27      List of Amended Qualifying Wafer Prepayment Contracts

SCHEDULE 16.29      Financial Undertakings

SCHEDULE 16.35.1    Form of Outside Investment Undertaking

                                      (vii)

THIS AGREEMENT was made on the 18th day of January, 2001 and amended and restated by the parties through August 24, 2006,

BETWEEN:

(1)  TOWER SEMICONDUCTOR LTD., a company incorporated under the laws of Israel
     (company no. 52-004199-7), whose registered office is at P.O. Box 619,
     Industrial Area, Migdal Haemek 23105, Israel

     ("THE BORROWER");

AND

(2)  BANK HAPOALIM B.M. and BANK LEUMI LE-ISRAEL B.M.

IT IS HEREBY AGREED AS FOLLOWS:

1.     INTERPRETATION

1.1.          DEFINITIONS

              In this Restated  Facility  Agreement  ("THIS  AGREEMENT"),  the following  terms have the meanings given to them in this clause 1.1:

1.1.1.               "ACCOUNTING PERIOD"                -  means any  period of one  Quarter or a Fiscal
                                                           Year for which Accounts are prepared;

1.1.2.               "ACCOUNTS"                         -  means, at any time and from time to time:

                                                           (a)    the  audited  non-consolidated  annual
                                                                  financial  statements  of the Borrower
                                                                  (including,  for the removal of doubt:
                                                                  (i) a profit and loss statement  which
                                                                  reflects  the   operating   profit  or
                                                                  loss;    (ii) cash   flow   statement;
                                                                  (iii) sources and uses statement;  and
                                                                  (iv) a   balance   sheet    reflecting
                                                                  current  assets,  current  liabilities
                                                                  and fixed assets);

                                     - 1 -

                                                           (b)    the     reviewed      non-consolidated
                                                                  quarterly financial  statements of the
                                                                  Borrower  (including,  for the removal
                                                                  of  doubt:   (i) a   profit  and  loss
                                                                  statement     which    reflects    the
                                                                  operating  profit  or loss;  (ii) cash
                                                                  flow  statement;   (iii) sources   and
                                                                  uses  statement;  and  (iv) a  balance
                                                                  sheet   reflecting   current   assets,
                                                                  current liabilities and fixed assets);

                                                           (c)    the   audited    consolidated   annual
                                                                  financial  statements of the Borrower;
                                                                  and

                                                           (d)    the  reviewed  consolidated  quarterly
                                                                  financial statements of the Borrower,

                                                           (e)    [INTENTIONALLY DELETED]

                                                           all   of   the   Accounts   referred   to  in
                                                           paragraphs (a)-(d)  (inclusive)  above  to be
                                                           in  the  respective   formats   specified  in
                                                           SCHEDULE 1.1.2 hereto.

                                                           For the  removal of doubt,  should any of the
                                                           statements   referred  to  in  paragraphs (a)
                                                           and (b) of  this  clause 1.1.2  above  not be
                                                           required  by  GAAP,  any  reference  in  this
                                                           Agreement  to the  delivery of such  Accounts
                                                           shall   also    include   the    supplemental
                                                           delivery of such statements;

1.1.3.               "ACQUISITION"                      -  means   the    acquisition,    directly    or
                                                           indirectly  (whether  by one  transaction  or
                                                           by a series of related  transactions)  of any
                                                           interest  whatsoever  in  the  share  capital
                                                           (or    equivalent)   or   the   business   or
                                                           undertaking   or   assets    constituting   a
                                                           separate   business  or  undertaking  of  any
                                                           company or other person;

                                     - 2 -

1.1.3A.              [INTENTIONALLY DELETED]

1.1.3B.              [INTENTIONALLY DELETED]

1.1.3C.              [INTENTIONALLY DELETED]

1.1.3D.              [INTENTIONALLY DELETED]

1.1.4.               [INTENTIONALLY DELETED]

1.1.5.               "ALLIANCE"                         -  means Alliance Semiconductor  Corporation,  a
                                                           corporation  incorporated  under  the laws of
                                                           Delaware, USA;

1.1.6.               "AMENDMENT
                     CLOSING DATE"                      -  means September 28, 2006;

1.1.7.               "AUDITORS"                         -  means  Brightman-Almagor  & Co.,  or  another
                                                           leading   firm   of    independent    Israeli
                                                           auditors  affiliated  to one of the big  four
                                                           internationally     recognised    firms    of
                                                           auditors;

1.1.8.               [INTENTIONALLY DELETED]

1.1.9.               [INTENTIONALLY DELETED]

1.1.9A.              "BANK ADVISER"                     -  shall  bear  the  meaning  assigned  to  such
                                                           term in clause 16.16.3 below;

1.1.10.              "BANK HAPOALIM"                    -  means Bank Hapoalim B.M.;

1.1.11.              "BANK LEUMI"                       -  means Bank Leumi Le-Israel B.M.;

1.1.12.              "BANK" OR "BANKS"                  -  means Bank  Hapoalim,  Bank Leumi,  either of
                                                           such  Banks and any other  bank or  financial
                                                           institution,  if any,  which  becomes a party
                                                           to this  Agreement  pursuant  to  clause 25.3
                                                           below;

1.1.13.              "BORROWER"                         -  means Tower Semiconductor Ltd.;

1.1.13A.             [INTENTIONALLY DELETED]

                                     - 3 -

1.1.14.              "BUSINESS"                         -  means   the   business   of  an   independent
                                                           "foundry"   manufacturer   of   semiconductor
                                                           integrated   circuits   and  a  provider   of
                                                           related  design  services,  as well as  other
                                                           activities ancillary to such business;

1.1.15.              "BUSINESS DAY"                     -  means:

                                                           (a)    with  respect to payment,  purchase or
                                                                  any   other    transaction    in,   or
                                                                  determination   of   LIBOR   for,   or
                                                                  performance of,  calculations in, sums
                                                                  denominated  in  US Dollars,  a day on
                                                                  which:  (i) the  Banks  are  open  for
                                                                  trading in Israel in  US Dollars;  and
                                                                  (ii) banks   generally  are  open  for
                                                                  trading  in  US Dollars  in London and
                                                                  New York; and

                                                           (b)    [INTENTIONALLY DELETED]

                                                           (c)    [INTENTIONALLY DELETED]

                                                           (d)    [INTENTIONALLY DELETED]

                                                           (e)    in all other cases,  as a reference to
                                                                  a day (other than  Saturday)  on which
                                                                  banks  generally are open for business
                                                                  in Israel;

1.1.16.              "BUSINESS PLAN"                    -  means  the  business  plan  of  the  Borrower
                                                           which  has  been  approved  by the  Board  of
                                                           Directors of the  Borrower on March 31,  2006
                                                           and provided to the Banks,  as such  business
                                                           plan  may  be  updated   from  time  to  time
                                                           subject to the  provisions of  clause 16.20.1
                                                           below,  a copy  of  which  business  plan  is
                                                           attached hereto as SCHEDULE 1.1.16;

1.1.17.              [INTENTIONALLY DELETED]

                                     - 4 -

1.1.18.              "A CHANGE OF
                     OWNERSHIP"                         -  shall  occur  in the  event  that at any time
                                                           during   the   period   commencing   on   the
                                                           Amendment  Closing  Date and ending  prior to
                                                           the date  that  all  amounts  payable  by the
                                                           Borrower  under the Finance  Documents  shall
                                                           have   been   paid  in   full,   any  of  the
                                                           following occurs:

                                                           (a)    the Lead Investors shall,  directly or
                                                                  indirectly    through    Subsidiaries,
                                                                  cease to nominate, in aggregate,  more
                                                                  than 50% (fifty  percent) of the Board
                                                                  of    Directors    of   the   Borrower
                                                                  (excluding,    for    this    purpose,
                                                                  external  directors  (DAHAZ),  1 (one)
                                                                  independent   director   under  Nasdaq
                                                                  Marketplace  Rules,  officers  of  the
                                                                  Borrower who are ex-officio  directors
                                                                  of  the  Borrower  and  any  directors
                                                                  appointed   by  a  purchaser   of  the
                                                                  Banks'  shares),   it  being  recorded
                                                                  that the chief  executive  officer (or
                                                                  one   of   the   co-chief    executive
                                                                  officers,  as the  case may be) may at
                                                                  all times be a director; or

                                                           (b)    at  any  time  prior  to the  date  on
                                                                  which the  Borrower  shall have repaid
                                                                  in accordance  with clause 6 below (or
                                                                  clause 7,  if applicable) at least 50%
                                                                  (fifty  percent) of the  principal  of
                                                                  the Loans  (together with all Interest
                                                                  and other amounts  payable on such 50%
                                                                  (fifty  percent))  ("THE FIFTY PERCENT
                                                                  REPAYMENT  DATE"),  TIC shall cease to
                                                                  hold  (directly or indirectly  through
                                                                  Subsidiaries),  in  the  aggregate  at
                                                                  least 32,229,822  (thirty-two  million
                                                                  two hundred and twenty-nine  thousand,
                                                                  eight    hundred    and    twenty-two)
                                                                  ordinary   shares   of  the   Borrower
                                                                  (and/or  convertible  debentures which
                                                                  are  convertible  into such  number of
                                                                  ordinary shares of the Borrower); or

                                     - 5 -

                                                           (c)    at any time  after the  Fifty  Percent
                                                                  Repayment  Date,  TIC  shall  cease to
                                                                  hold  (directly or indirectly  through
                                                                  Subsidiaries),  in  the  aggregate  at
                                                                  least  14,048,004  (fourteen  million,
                                                                  forty-eight    thousand    and   four)
                                                                  ordinary shares of the Borrower; or

                                                           (d)    at any time,  the aggregate  number of
                                                                  shares  of the  Borrower  held  by the
                                                                  Lead Investors  (other than TIC) shall
                                                                  at any time be less  than  60%  (sixty
                                                                  percent)  of the  aggregate  number of
                                                                  shares  in the  Borrower  held  by the
                                                                  Lead  Investors  (other  than  TIC) on
                                                                  January 29,  2006,  save  for the sale
                                                                  of  shares in the  Borrower,  during a
                                                                  period   commencing   on   January 29,
                                                                  2004,  by any of  the  Lead  Investors
                                                                  (other  than  TIC)  in  an   aggregate
                                                                  amount  equal to 30% (thirty  percent)
                                                                  of the shares in the Borrower  held by
                                                                  such  Lead  Investor  on   January 29,
                                                                  2004    ("THE    COMMITTED     MINIMUM
                                                                  SHAREHOLDINGS"),   or,  in  the  event
                                                                  only that  during any  Quarter  during
                                                                  such  period  the  average  sales  per
                                                                  month made by the  Borrower  of wafers
                                                                  produced  during such Quarter in Fab 2
                                                                  equals or exceeds 24,000  (twenty-four
                                                                  thousand),  then thereafter 50% (fifty
                                                                  percent)  of  the  Committed   Minimum
                                                                  Shareholdings;  provided  that, in the
                                                                  event that for any Quarter  during the
                                                                  period  commencing on January 1,  2006
                                                                  the Net Debt of the Borrower  shall be
                                                                  less  than:  (i) US $250,000,000  (two
                                                                  hundred  and  fifty   million   United
                                                                  States  Dollars),   then,  thereafter,
                                                                  this   paragraph (d)   shall  read  as
                                                                  follows:

                                     - 6 -

                                                                      "at  any  time  the   aggregate
                                                                      number   of   shares   of   the
                                                                      Borrower   held  by  the   Lead
                                                                      Investors   (other   than  TIC)
                                                                      shall at any time be less  than
                                                                      40%  (forty   percent)  of  the
                                                                      aggregate  number  of shares in
                                                                      the  Borrower  held by the Lead
                                                                      Investors  (other  than TIC) on
                                                                      January 29,  2006, save for the
                                                                      sale   of    shares    in   the
                                                                      Borrower,   during   a   period
                                                                      commencing    on    January 29,
                                                                      2004,   by  any  of  the   Lead
                                                                      Investors  (other  than TIC) in
                                                                      an  aggregate  amount  equal to
                                                                      30%  (thirty  percent)  of  the
                                                                      shares in the Borrower  held by
                                                                      such    Lead     Investor    on
                                                                      January 29, 2004;"

                                                                  or  (ii) US $150,000,000  (one hundred
                                                                  and  fifty   million   United   States
                                                                  Dollars),   then,   thereafter,   this
                                                                  paragraph (d)   shall  no   longer  be
                                                                  applicable;  for the  purposes of this
                                                                  paragraph (d),   "NET   DEBT"   for  a
                                                                  Quarter  shall mean the Total Debt for
                                                                  such   Quarter,   less  the  aggregate
                                                                  amount held by the Borrower on deposit
                                                                  in Charged  Accounts, which deposits
                                                                  are duly pledged by first-ranking fixed
                                                                  charge in  favour  of the Banks  under
                                                                  the  Debenture  as at the  last day of
                                                                  such Quarter.

                                     - 7 -

                                                For the purpose of this  clause 1.1.18  each of the Lead
                                                Investors   shall  be  deemed  to  hold  shares  in  the
                                                Borrower,   not  only  if  such   shares  are  held  (or
                                                acquired) by such Lead  Investor  directly,  but also if
                                                such  shares  are  directly  held  (or  acquired)  by  a
                                                Subsidiary of a Lead  Investor;  for the purpose of this
                                                clause,  "SUBSIDIARY" of a person shall mean any company
                                                in which  such  person  holds,  directly,  at least  51%
                                                (fifty-one  percent) of the total issued  share  capital
                                                and other means of control  (including voting rights and
                                                rights to appoint directors).

                                                For  the  purpose  of  this  clause 1.1.18,  adjustments
                                                shall  be made to the  numbers  of  shares  respectively
                                                referred  to in  each  of  paragraphs (b),  (c)  and (d)
                                                above   (including   numbers  of  shares  not  expressly
                                                mentioned  but which are  ascertainable  pursuant to the
                                                above) to reflect all stock  dividends or  distributions
                                                (including  issues  of bonus  shares),  subdivisions  of
                                                shares,  combinations of shares into a smaller number of
                                                shares,  reclassification  of shares or other  change in
                                                the  share  capital  of the  Borrower,  such  that  each
                                                number  of  shares   specified   or   ascertainable   as
                                                aforesaid  shall  equal  that  number of shares  which a
                                                shareholder  holding only the relevant  number of shares
                                                of the Borrower  specified in the  aforesaid  paragraphs
                                                would  have  held  after  any such  stock  dividends  or
                                                distributions   (including   issues  of  bonus  shares),
                                                subdivisions  of shares,  combinations  of shares into a
                                                smaller number of shares,  reclassification of shares or
                                                other change in the share capital of the  Borrower, assuming
                                                that  such   shareholder  had exercised  all rights
                                                issued to it  pursuant  to any of the aforegoing and had
                                                not, save by way of exercise of such  rights,  sold or
                                                acquired  any  shares  of the Borrower.  For the avoidance of  doubt,  this  paragraph  shall  not  apply to rights
                                                offerings conducted by the Borrower  not in  connection
                                                with any of the foregoing;

                                     - 8 -

1.1.19.              "CHARGED ACCOUNTS"                 -  means:

                                                           (a)    (i)    account  number 545454  at Bank
                                                                         Hapoalim,  Migdal Haemek Branch
                                                                         No. 728,  in  the  name  of the
                                                                         Borrower,  into which  account:
                                                                         (1) all      repayments     and
                                                                         prepayments  of  Loans  to Bank
                                                                         Hapoalim will be made;  (2) all
                                                                         other    payments    to    Bank
                                                                         Hapoalim  under this  Agreement
                                                                         are  to  be  made  pursuant  to
                                                                         this    Agreement;    (3) gross
                                                                         revenues   from   the   Project
                                                                         (including      from      Wafer
                                                                         Prepayment  Contracts  or other
                                                                         sources of  revenue)  are to be
                                                                         paid     pursuant    to    this
                                                                         Agreement;  (4) Grants from the
                                                                         Investment   Centre   shall  be
                                                                         paid  or  transferred  pursuant
                                                                         to this Agreement;  (5) subject
                                                                         to (b) below,  the  proceeds of
                                                                         all    Paid-in    Equity    and
                                                                         Permitted   Subordinated   Debt
                                                                         are  to  be  paid  pursuant  to
                                                                         this       Agreement;       and
                                                                         (6) proceeds    of   insurance,
                                                                         nationalisation,
                                                                         expropriation,  or  requisition
                                                                         for title or use,  all  amounts
                                                                         (including  liquidated damages)
                                                                         paid  to the  Borrower  arising
                                                                         out  of or in  connection  with
                                                                         any  Contracts  entered into by
                                                                         the  Borrower  and all proceeds
                                                                         of  any   sale,   transfer   or
                                                                         licence  of  assets  (including
                                                                         Intellectual  Property  Assets)
                                                                         used  in  connection  with  the
                                                                         Project,   are   to   be   paid
                                                                         pursuant   to  this   Agreement
                                                                         ("THE     HAPOALIM      PROJECT
                                                                         Account"); and

                                     - 9 -

                                                                  (ii)   account    number 13030062   at
                                                                         Bank Leumi,  Haifa  Branch,  in
                                                                         the name of the  Borrower  into
                                                                         which     account:      (1) all
                                                                         repayments  and  prepayments of
                                                                         Loans  to  Bank  Leumi  will be
                                                                         made;  (2) all  other  payments
                                                                         to  Bank   Leumi   under   this
                                                                         Agreement   are   to  be   made
                                                                         pursuant  to  this   Agreement;
                                                                         (3) gross   revenues  from  the
                                                                         Project  (including  from Wafer
                                                                         Prepayment  Contracts  or other
                                                                         sources of  revenue)  are to be
                                                                         paid     pursuant    to    this
                                                                         Agreement;  (4) Grants from the
                                                                         Investment   Centre   shall  be
                                                                         paid  or  transferred  pursuant
                                                                         to this Agreement;  (5) subject
                                                                         to (b) below,  the  proceeds of
                                                                         all    Paid-in    Equity    and
                                                                         Permitted   Subordinated   Debt
                                                                         are  to  be  paid  pursuant  to
                                                                         this       Agreement;       and
                                                                         (6) proceeds    of   insurance,
                                                                         nationalisation,
                                                                         expropriation,  or  requisition
                                                                         for title or use,  all  amounts
                                                                         (including  liquidated damages)
                                                                         paid  to the  Borrower  arising
                                                                         out  of or in  connection  with
                                                                         any  Contracts  entered into by
                                                                         the  Borrower  and all proceeds
                                                                         of  any   sale,   transfer   or
                                                                         licence  of  assets  (including
                                                                         Intellectual  Property  Assets)
                                                                         used  in  connection  with  the
                                                                         Project,   are   to   be   paid
                                                                         pursuant   to  this   Agreement
                                                                         ("THE  BLL  PROJECT   ACCOUNT")
                                                                         (the Hapoalim  Project  Account
                                                                         and  the  BLL  Project  Account
                                                                         shall    mean   the    "PROJECT
                                                                         ACCOUNTS")   and  the  Borrower
                                                                         shall be entitled to  determine
                                                                         the  allocation as between each
                                                                         of the Project  Accounts of the
                                                                         funds  described in each of (i)
                                                                         and (ii)(3)-(6) above;

                                     - 10 -

                                                           (b)    an  account or  accounts  to be opened
                                                                  at a  branch  or  subsidiary  of  Bank
                                                                  Leumi and/or Bank Hapoalim  outside of
                                                                  Israel into which (if the  Borrower so
                                                                  elects  by   written   notice  to  the
                                                                  Banks),  any Paid-in  Equity or amount
                                                                  on account of  Permitted  Subordinated
                                                                  Debt  received  by the  Borrower  from
                                                                  non-Israeli    investors    shall   be
                                                                  deposited,  provided,  for the removal
                                                                  of  doubt,   that  such   account   or
                                                                  accounts  are first  duly  pledged  in
                                                                  favour  of  the  Banks  by  way  of  a
                                                                  first-ranking    fixed    pledge   and
                                                                  charge,  in a manner  satisfactory  to
                                                                  the  Banks,   as   security   for  the
                                                                  Borrower's   obligations   under   the
                                                                  Finance  Documents  (such  account  or
                                                                  accounts,  "THE FOREIGN PAID-IN EQUITY
                                                                  ACCOUNT");

                                     - 11 -

                                                           (c)    in the  event  that  there  shall be a
                                                                  New   Bank   (as    referred   to   in
                                                                  clause 20.1  below),  an account to be
                                                                  opened at Bank Leumi or Bank  Hapoalim
                                                                  for the  purposes  of  payments to and
                                                                  from  such New Bank  pursuant  to this
                                                                  Agreement,   all  as  referred  to  in
                                                                  clause 20.1 below; and

                                                           (d)    accounts  opened  and/or  to be opened
                                                                  at Bank  Hapoalim  and  Bank  Leumi in
                                                                  accordance   with    clause 1.1.118(e)
                                                                  below ("THE RESERVE ACCOUNTS");

1.1.20.              [INTENTIONALLY DELETED]

1.1.21.              [INTENTIONALLY DELETED]

1.1.22.              [INTENTIONALLY DELETED]

1.1.23.              "CONSENT"                          -  means   any   approval,    consent,   permit,
                                                           ratification,   waiver,  licence,  exemption,
                                                           filing,    registration   or    authorisation
                                                           (including any Governmental Authorisation);

1.1.24.              [INTENTIONALLY DELETED]

1.1.25.              [INTENTIONALLY DELETED]

1.1.26.              [INTENTIONALLY DELETED]

1.1.27.              [INTENTIONALLY DELETED]

1.1.28.              "CONSULTING ENGINEER"              -  means  Ludan  Engineering  Co.  Ltd.,  who is
                                                           engaged by the  Borrower  to act on behalf of
                                                           the Banks  and the  Borrower  as  supervising
                                                           engineer    for   the    purposes   of   this
                                                           Agreement,   as  such  engineer  may,  if  so
                                                           requested  by the  Banks,  be  replaced  from
                                                           time to time by another  engineer  acceptable
                                                           to  the   Banks   and   the   Borrower,   the
                                                           Borrower's  consent  not  to be  unreasonably
                                                           withheld;

                                     - 12 -

1.1.29.              [INTENTIONALLY DELETED]

1.1.30.              [INTENTIONALLY DELETED]

1.1.31.              [INTENTIONALLY DELETED]

1.1.32.              "CONTRACTS"                        -  means any  agreement,  contract,  obligation,
                                                           promise  or  undertaking,   whether  oral  or
                                                           written, that is legally binding;

1.1.33.              "CONTRIBUTION"                     -  means,  in  relation  to a Bank at any  time,
                                                           that  amount  of the  Total  Outstandings  at
                                                           the time that is owing to such Bank;

1.1.34.              [INTENTIONALLY DELETED]

1.1.35.              "CURRENCY HEDGING
                     TRANSACTION"                       -  includes  any foreign  exchange  transaction,
                                                           currency  swap  transaction,  cross  currency
                                                           rate  swap   transaction,   currency  option,
                                                           collar    transaction    or   other   similar
                                                           transaction   (including   any  option   with
                                                           respect   thereto  and  any   combination  in
                                                           respect thereof);

1.1.36.              "DEBENTURE"                        -  means   the   debenture   in  the   form   of
                                                           SCHEDULE 1.1.36  hereto  between the Borrower
                                                           and the  Banks,  pursuant  to which,  subject
                                                           to the  terms  and  conditions  thereof,  the
                                                           Borrower shall grant to the Banks:

                                                           (a)    a  first-ranking  floating charge over
                                                                  all  of  the  Borrower's  undertaking,
                                                                  rights,     assets    and     property
                                                                  whatsoever  and  wheresoever  located,
                                                                  both    present   and   future,    not
                                                                  otherwise     effectively     pledged,
                                                                  charged    or     assigned     as    a
                                                                  first-ranking fixed pledge and charge;

                                     - 13 -

                                                           (b)    a   first-ranking   fixed  pledge  and
                                                                  charge   over,    INTER   ALIA,    the
                                                                  following  assets,  from time to time,
                                                                  of   the   Borrower:   all   immovable
                                                                  property,  all rights of the  Borrower
                                                                  under  development  agreements  and/or
                                                                  lease    agreements   with   the   ILA
                                                                  relating to  immovable  property;  all
                                                                  machinery and  equipment;  all moneys;
                                                                  all  bank  accounts   (including   the
                                                                  Charged   Accounts),   including   the
                                                                  investments   therein  and  the  debts
                                                                  represented     thereby;      accounts
                                                                  receivable;  goodwill;  uncalled share
                                                                  capital;  subject  to  clause 16.15.2,
                                                                  shares and  securities  (including all
                                                                  shares,  rights and  securities of the
                                                                  Borrower  (with  respect to securities
                                                                  held as of  January 18,  2001,  to the
                                                                  extent  the  pledge   thereof  is  not
                                                                  expressly   prohibited  by  the  terms
                                                                  pursuant  to which  Borrower  acquired
                                                                  shares  in such  companies)  in Azalea
                                                                  Microelectronics    Corporation    and
                                                                  Tower USA, Inc.,  subject to the right
                                                                  of the  Borrower  to  sell  shares  in
                                                                  Azalea  Microelectronics   Corporation
                                                                  as    contemplated   by   clause 16.24
                                                                  below);   all  Intellectual   Property
                                                                  Assets   and   other   rights  of  the
                                                                  Borrower.   For   the   avoidance   of
                                                                  doubt,  the pledge referred to in this
                                                                  paragraph (b)   shall   not  apply  to
                                                                  reserves for employee  social benefits
                                                                  which have been  reserved for at third
                                                                  party funds,  which may not be pledged
                                                                  under law and/or contract;

                                     - 14 -

                                                           (c)    a   first-ranking   fixed  pledge  and
                                                                  charge  (assignment  by way of charge)
                                                                  over all  rights and  interest  of the
                                                                  Borrower     under    all     Material
                                                                  Contracts,    from   time   to   time,
                                                                  including    under   all   maintenance
                                                                  contracts,  under all  Contracts  with
                                                                  suppliers    of    equipment    and/or
                                                                  services to be supplied in  connection
                                                                  with  the  Project  or  otherwise,  as
                                                                  well   as    under    all    ancillary
                                                                  documentation     relating    thereto,
                                                                  including    under   all   performance
                                                                  bonds, sureties,  collateral and other
                                                                  securities to the  obligations  of the
                                                                  counterparties    to    any   of   the
                                                                  aforegoing  Material   Contracts,   as
                                                                  well  as  an   assignment  by  way  of
                                                                  charge  of all  sums to be paid to the
                                                                  Borrower   pursuant   to  any  of  the
                                                                  above, but excluding only:

                                                                  (i)    those  Material   Contracts  in
                                                                         force  as of  January 18,  2001
                                                                         which under the  express  terms
                                                                         of  the  Material  Contract  as
                                                                         interpreted    by    the    law
                                                                         governing     such     Material
                                                                         Contract  prohibit the pledging
                                                                         of  such   Material   Contract,
                                                                         provided        that       this
                                                                         paragraph (i)  shall  not apply
                                                                         to  those  Material   Contracts
                                                                         which  were   required   to  be
                                                                         pledged  pursuant  to  clause 4
                                                                         of   the   original    Facility
                                                                         Agreement    as   a   condition
                                                                         precedent  to  the  closing  of
                                                                         the      original      Facility
                                                                         Agreement; and

                                     - 15 -

                                                                  (ii)   those Material  Contracts to be
                                                                         entered into after  January 18,
                                                                         2001  which,   by  the  express
                                                                         terms of the Material  Contract
                                                                         as   interpreted   by  the  law
                                                                         governing     such     Material
                                                                         Contract  prohibit the pledging
                                                                         of   such   Material   Contract
                                                                         despite  the  best  efforts  of
                                                                         the   Borrower   to  have  such
                                                                         agreement  provide   otherwise,
                                                                         provided        that       this
                                                                         paragraph (ii)  shall not apply
                                                                         to any  lease  agreement  to be
                                                                         signed   between  the  Borrower
                                                                         and ILA which  shall be pledged
                                                                         for the  benefit  of the Banks;
                                                                         and

                                                           (d)    a   first-ranking   fixed  pledge  and
                                                                  charge  (assignment  by way of charge)
                                                                  over all  rights,  title and  interest
                                                                  of the  Borrower  under all  Insurance
                                                                  Policies  (including in respect of all
                                                                  sums payable to the Borrower  pursuant
                                                                  thereto)    (other   than    Insurance
                                                                  Policies  in respect of the  liability
                                                                  of the  Borrower  to third  parties or
                                                                  of  liability  of the Borrower for the
                                                                  damage to property of third parties);

1.1.37.              "DEBT SERVICE"                     -  means in relation to each Quarter:

                                                           (a)    all    Interest    with   respect   to
                                                                  Indebtedness  under the  Facility  and
                                                                  with  respect to  Permitted  Financial
                                                                  Indebtedness   as   referred   to   in
                                                                  clauses 1.1.115(b),        1.1.115(c),
                                                                  1.1.115(d)   and   1.1.115(f)    below
                                                                  scheduled  to be paid  (whether or not
                                                                  paid,  whether or not  capitalised and
                                                                  whether or not  accumulated  and added
                                                                  to  the  principal)  by the  Group  in
                                                                  respect  of  the  12  (twelve)   month
                                                                  period  commencing on the first day of
                                                                  the  Quarter   immediately   following
                                                                  such    Quarter     ("THE     RELEVANT
                                                                  TWELVE-MONTH PERIOD");

                                     - 16 -

                                                           (b)    scheduled  repayments  of principal by
                                                                  the  Borrower  under the  Facility  in
                                                                  respect of the  Relevant  Twelve-Month
                                                                  Period; and

                                                           (c)    scheduled  payments or  repayments  of
                                                                  principal  by the Group in  respect of
                                                                  Permitted  Financial  Indebtedness  as
                                                                  referred  to  in   clauses 1.1.115(b),
                                                                  1.1.115(c)  and  1.1.115(d) in respect
                                                                  of the Relevant Twelve-Month Period,

                                                           all of the above  amounts as  determined  and
                                                           certified  as correct by:  (i) the CFO of the
                                                           Borrower,  if  with  respect  to  any  of the
                                                           first three  Quarters  of each  Fiscal  Year;
                                                           and  (ii) the  Auditors,  with respect to the
                                                           last  Quarter  of any  Fiscal  Year (that is,
                                                           the Quarter ending December 31st);

1.1.38.              [INTENTIONALLY DELETED]

1.1.39.              "DEFAULT"                          -  means  any  Event  of  Default  or any  event
                                                           which  with the  giving of notice or lapse of
                                                           time,  or the  making  of  any  determination
                                                           hereunder,  or the  satisfaction of any other
                                                           condition   (or  any   combination   thereof)
                                                           would constitute an Event of Default;

                                     - 17 -

1.1.40.              "DISTRIBUTION"                     -  means  the  declaration  or  payment  of  any
                                                           dividend  or  distribution  on or in  respect
                                                           of  any   shares  of  any  class  of  capital
                                                           stock;  the  purchase,  redemption  or  other
                                                           retirement,  or the  giving of any  financing
                                                           for the purchase,  redemption or  retirement,
                                                           of any shares of any class of  capital  stock
                                                           (including    redeemable    shares)   or   of
                                                           convertible    securities,     directly    or
                                                           indirectly    through   a    Subsidiary    or
                                                           otherwise;  the  return of equity  capital by
                                                           any  person  to  its  shareholders;   or  any
                                                           other  distribution  (within  the  meaning of
                                                           such  term as  defined  in  Section 1  of the
                                                           Companies  Law,  1999)  on or in  respect  of
                                                           any  shares  of any class of  capital  stock;
                                                           or   any   undertaking   to  do  any  of  the
                                                           aforegoing;

1.1.41.              [INTENTIONALLY DELETED]

1.1.42.              [INTENTIONALLY DELETED]

1.1.43.              "EBITDA"                           -  means:

                                                           (1)    for   any   Quarter   (save   for  the
                                                                  purposes of clause 16.29.5  below) and
                                                                  for any Fiscal Year,  the following in
                                                                  respect  of  the  period  of 4  (four)
                                                                  consecutive  Quarters  ending  on  the
                                                                  last  day of such  Quarter  or  Fiscal
                                                                  Year ("THE FOUR-QUARTER PERIOD"):

                                                                  (a)    the  sum of the  following,  in
                                                                         respect  of  such  Four-Quarter
                                                                         Period:

                                     - 18 -

                                                                         (i)    the operating  profit of
                                                                                the    Borrower,    plus
                                                                                Employee    and    Other
                                                                                Option            Costs.
                                                                                "EMPLOYEE    AND   OTHER
                                                                                OPTION    COSTS"   shall
                                                                                mean costs and  expenses
                                                                                already    deducted   in
                                                                                determining    operating
                                                                                profit,  (as  determined
                                                                                in    accordance    with
                                                                                GAAP),   resulting  from
                                                                                the  grant  or  issuance
                                                                                to employees,  officers,
                                                                                service       providers,
                                                                                suppliers     (including
                                                                                the Banks) or  directors
                                                                                of the  Borrower  or its
                                                                                Subsidiaries,         of
                                                                                options or  warrants  to
                                                                                purchase  shares  of the
                                                                                Borrower,     all     as
                                                                                reflected     in     the
                                                                                Accounts    and   which,
                                                                                prior to 2006,  were not
                                                                                required  to be deducted
                                                                                in    accordance    with
                                                                                GAAP; and

                                                                         (ii)   any   amortisation   and
                                                                                depreciation   reflected
                                                                                in the Accounts.

                                                                  All items  referred  to above shall be
                                                                  taken  from  the  Borrower's  relevant
                                                                  consolidated Accounts, being:

                                                                  (A)    in   the   event    that   such
                                                                         Four-Quarter             Period
                                                                         constitutes a Fiscal Year,  the
                                                                         Borrower's  consolidated annual
                                                                         Accounts for such Fiscal Year;

                                     - 19 -

                                                                  (B)    in   the   event    that   such
                                                                         Four-Quarter  Period  shall not
                                                                         constitute a Fiscal  Year,  the
                                                                         consolidated          quarterly
                                                                         Accounts  of the  Borrower  for
                                                                         each  Quarter   falling  within
                                                                         such Four-Quarter Period; and

                                                           (2)    for  any  Quarter,  for  the  purposes
                                                                  only  of  clause 16.29.5   below,  the
                                                                  items  referred  to in  (1)  above  in
                                                                  respect  of  such  Quarter   only,  as
                                                                  reflected     in    the     Borrower's
                                                                  consolidated  quarterly  Accounts  for
                                                                  such Quarter;

1.1.44.              [INTENTIONALLY DELETED]

1.1.45.              "ENCUMBRANCE"                      -  means:

                                                           (a)    any mortgage,  charge  (whether  fixed
                                                                  or    floating),     pledge,     lien,
                                                                  assignment,  security interest,  title
                                                                  retention or other  encumbrance of any
                                                                  kind    securing,    or   any    right
                                                                  conferring  a  priority  of payment in
                                                                  respect  of,  any  obligation  of  any
                                                                  person;

                                                           (b)    any arrangement  under which moneys or
                                                                  claims to, or the  benefit  of, a bank
                                                                  or other  account  may be  set-off  or
                                                                  made  subject  to  a  combination   of
                                                                  accounts  so as to effect  payments of
                                                                  sums owed or payable to any person; or

                                                           (c)    any   other   type   of   preferential
                                                                  arrangement having similar effect;

                                     - 20 -

1.1.46.              "ENVIRONMENT"                      -  means  the  environment,   including  ambient
                                                           air,  ground  water,   surface  water,   land
                                                           (surface and sub-surface strata);

1.1.47.              "ENVIRONMENTAL CLAIM"              -  means any  claim,  action,  cause of  action,
                                                           administrative   proceeding,   investigation,
                                                           notice or other  Proceeding  by any person or
                                                           Governmental    Body    alleging    potential
                                                           liability   (including   potential  liability
                                                           for  investigative   costs,   cleanup  costs,
                                                           governmental    response    costs,    natural
                                                           resources    damages,    property    damages,
                                                           personal  injuries,   or  penalties)  arising
                                                           out of, based on or resulting  from:  (a) the
                                                           presence,  or Release,  of any  Materials  of
                                                           Environmental   Concern   at  any   location,
                                                           whether or not owned,  leased,  controlled or
                                                           occupied    by    the    Borrower    or   its
                                                           Subsidiaries;    or    (b) circumstances   or
                                                           conditions   forming   the   basis   of   any
                                                           violation,   or  alleged  violation,  of  any
                                                           Environmental  Law.  For the  purpose  of the
                                                           aforegoing,  "RELEASE"  means  any  spilling,
                                                           leaking,    pumping,    pouring,    emitting,
                                                           discharging,  injecting,  escaping, leaching,
                                                           dumping or  disposing  into the  Environment,
                                                           including  the  abandonment  or discarding of
                                                           barrels,    containers   and   other   closed
                                                           receptacles     containing    Materials    of
                                                           Environmental Concern];

1.1.48.              "ENVIRONMENTAL LAWS"               -   means  all  laws   (including   regulations,
                                                           ordinances,  codes, rules,  Orders,  decrees,
                                                           directives   and   standards)   relating   to
                                                           pollution  or  protection  of human health or
                                                           the  Environment  (including  relating to the
                                                           manufacture,  processing,  distribution, use,
                                                           treatment,  storage, transport,  planning and
                                                           building   or  handling   of   Materials   of
                                                           Environmental Concern);

                                     - 21 -

1.1.49.              "ENVIRONMENTAL
                     PERMITS"                           -  means      any       permits,       licences,
                                                           authorisations,   Consents,   approvals   and
                                                           registrations   required   pursuant   to  the
                                                           Environmental Laws;

1.1.49A              [INTENTIONALLY DELETED]

1.1.50.              "EQUITY WAFER PARTNER"             -  means   Sandisk,   Alliance,   Macronix   and
                                                           QuickLogic;

1.1.51.              "EVENT OF DEFAULT"                 -  means  any of  the  events  or  circumstances
                                                           described       in        clauses 17.2-17.20B
                                                           (inclusive) below;

1.1.52.              "EXCESS CASH FLOW"                 -  for  any  Fiscal  Year  (or   Quarter   under
                                                           clause  7.9.2(c) below only),  means the cash
                                                           flow  from  operating   activities  for  such
                                                           Fiscal  Year,  or Quarter as the case may be,
                                                           as reflected in the  Borrower's  Accounts for
                                                           such Fiscal  Year,  or  Quarter,  as the case
                                                           may be,  determined in  accordance  with GAAP
                                                           and expressed in US Dollars;

1.1.53.              "EXISTING
                     ENCUMBRANCE"                       -  means   that    floating    charge,    ranked
                                                           subordinate   to   the   charge   under   the
                                                           Debenture,  in  favour of the State of Israel
                                                           and  securing  Grants made by the  Investment
                                                           Centre in respect  of Fab 1,  a copy of which
                                                           is attached hereto as SCHEDULE 1.1.53;

1.1.54.              "EXISTING ILA LEASES"              -  means   the   long-term   lease    agreements
                                                           between the Borrower  and the ILA:  (a) dated
                                                           September 10,  1990 (the  rights  under which
                                                           were    assigned    to   the    Borrower   on
                                                           February 28,  1992)  with  regard to the land
                                                           on which  Fab 1 is situated  (being  parts of
                                                           plots 19-27  (inclusive),  32-35  (inclusive)
                                                           and 63 in Block 17453,  Migdal  Haemek),  the
                                                           area  of   which  is   approximately   54,766
                                                           square meters;  and (b) dated  June 24,  2003
                                                           with  regard  to the land on  which  Fab 2 is
                                                           situated     (being    certain    parts    of
                                                           plots 19-35  (inclusive) and plot 63,  all in
                                                           Block 17453  not  already   included  in  the
                                                           lease  described in  paragraph (a)  above and
                                                           parts  of  plot 12  of  Block 17454,  all  in
                                                           Migdal   Haemek,   the   area  of   which  is
                                                           approximately 27,037 square metres;

                                     - 22 -

1.1.55.              "FAB 1"                            -  means the  Borrower's  Fab facility which was
                                                           already  operating  as at  January 18,  2001,
                                                           located in Migdal Haemek;

1.1.56.              "FAB 2"                            -  means  the   Borrower's  Fab  facility  which
                                                           began  operating  in 2003,  located in Migdal
                                                           Haemek;

1.1.57.              [INTENTIONALLY DELETED]

1.1.58.              "FACILITY"                         -  means the credit  facility  which was granted
                                                           to the  Borrower  by the  Banks  pursuant  to
                                                           this Agreement;

1.1.59.              [INTENTIONALLY DELETED]

1.1.60.              "FINAL MATURITY DATE"              -  means June 30, 2012;

1.1.61.              "FINANCE DOCUMENTS"                -  means  this  Agreement,  the  Debenture,  any
                                                           other  Security   Documents,   any  L/Cs  (as
                                                           defined in  clause 1.1.115(j)  below)  issued
                                                           by any Bank on account of the  Borrower,  any
                                                           other  agreement  between  the  Borrower  and
                                                           any Bank in  respect  of any other  Permitted
                                                           Financial   Indebtedness,    if   any,   made
                                                           available  by such Bank to the  Borrower  and
                                                           any  other  agreement  or  document  executed
                                                           pursuant  to any of the  aforegoing  to which
                                                           the Borrower is a party,  and  designated  by
                                                           the Banks as a Finance Document;

                                     - 23 -

1.1.62.              "FINANCIAL
                     INDEBTEDNESS"                      -  means  any  Indebtedness  in  respect  of  or
                                                           pursuant to:

                                                           (a)    moneys borrowed;

                                                           (b)    any amount raised by acceptance  under
                                                                  any credit facility;

                                                           (c)    any  amount  raised  pursuant  to  any
                                                                  note,  purchase  facility or the issue
                                                                  of bonds,  notes,  debentures,  bills,
                                                                  loan stock or any  similar  instrument
                                                                  (including     any    debt    security
                                                                  convertible,  but not at the  relevant
                                                                  time  converted,  into share  capital)
                                                                  having   the   commercial   effect  of
                                                                  borrowing  (including,  moneys  raised
                                                                  by the  sale  of  invoices,  bills  or
                                                                  notes or  other  financial  assets  on
                                                                  terms that  recourse may be had to the
                                                                  vendor in the event of  non-payment of
                                                                  such  invoices,   bills  or  financial
                                                                  assets when due);

                                                           (d)    the   amount  of  any   liability   in
                                                                  respect   of   any   lease    contract
                                                                  (including  any sale and  lease  back,
                                                                  sale  and   repurchase   and   similar
                                                                  agreements  and   instruments)   which
                                                                  would,  in  accordance  with GAAP,  be
                                                                  treated  as  a  financial  or  capital
                                                                  lease;

                                                           (e)    receivables sold or discounted;

                                                           (f)    any  amount  raised  under  any  other
                                                                  transaction   having  the   commercial
                                                                  effect  of   borrowing   (other   than
                                                                  transactions  specifically referred to
                                                                  in  the  other   paragraphs   of  this
                                                                  clause 1.1.62);

                                     - 24 -

                                                           (g)    the  acquisition  cost  of  assets  or
                                                                  services  to  the  extent  payable  on
                                                                  deferred payment terms;

                                                           (h)    moneys received in  consideration  for
                                                                  the  supply of goods  and/or  services
                                                                  to the extent  received before the due
                                                                  date  for  such   supply   where   the
                                                                  receipt  as   aforesaid   is  arranged
                                                                  primarily   as  a  method  of  raising
                                                                  finance;

                                                           (i)    any Hedging  Transaction  or any other
                                                                  derivative  transaction  entered  into
                                                                  in connection with protection  against
                                                                  or  benefit  from  fluctuation  in any
                                                                  rate or price;

                                                           (j)    any  counter-indemnity  obligation  in
                                                                  respect  of  a  guarantee,  indemnity,
                                                                  bond,  standby or  documentary  letter
                                                                  of  credit  or  any  other  instrument
                                                                  issued   by  a   bank   or   financial
                                                                  institution;

                                                           (k)    the   amount  of  any   liability   in
                                                                  respect  of any  guarantee,  indemnity
                                                                  or other  legally  binding  instrument
                                                                  to assure  payment of, or against loss
                                                                  in respect of  non-payment  of, any of
                                                                  the    items     referred     to    in
                                                                  paragraphs (a)-(j) above;

1.1.63.              "FISCAL YEAR"                      -  means a calendar year;

1.1.64.              [INTENTIONALLY DELETED]

1.1.65.              "GAAP"                             -  means Israeli generally  accepted  accounting
                                                           principles, in force from time to time;

                                     - 25 -

1.1.66.              "GOVERNMENTAL
                     AUTHORISATION"                     -  means      any      approval,      exemption,
                                                           notification,    licence,   permit,   waiver,
                                                           other authorisation  issued,  granted,  given
                                                           or otherwise  made  available by or under the
                                                           authority   of  any   Governmental   Body  or
                                                           pursuant to any law;

1.1.67.              "GOVERNMENTAL BODY"                -  means  any  Israeli  (and,  for  purposes  of
                                                           clauses 1.1.109,  1.1.119,  9.46, 16.1.3(ii),
                                                           25.4 and 32.3  only,  foreign)  governmental,
                                                           national,  state,  local,  municipal or other
                                                           government,          governmental          or
                                                           quasi-governmental  authority  of any  nature
                                                           (including any governmental  agency,  branch,
                                                           ministry,  department,   official  or  entity
                                                           and any  court  or other  tribunal),  or body
                                                           exercising   or  entitled  to  exercise   any
                                                           administrative,      executive,     judicial,
                                                           legislative,  police,  regulatory  or  taxing
                                                           authority or power of any nature;

1.1.68.              "GRANTS"                           -  means  all  pending  and  outstanding  grants
                                                           from each  Governmental  Body of the State of
                                                           Israel,   or  from  any  other   Governmental
                                                           Body, to the Borrower or any Subsidiary;

1.1.69.              "GROUP"                            -  means the Borrower,  any  Subsidiary  and any
                                                           other  entity  the  accounts  of which are in
                                                           accordance   with  GAAP  to  be  consolidated
                                                           with  the   consolidated   Accounts   of  the
                                                           Borrower;

1.1.70.              "HEDGING TRANSACTION"              -  means any Interest  Rate Hedging  Transaction
                                                           and any Currency Hedging Transaction;

1.1.71.              "ILA"                              -  means the Israel Lands Authority;

1.1.72.              "INDEBTEDNESS"                     -  means any  obligation  (whether  incurred  as
                                                           principal  or  surety or  guarantor)  for the
                                                           payment  or  repayment   of  money,   whether
                                                           actual or contingent;

                                     - 26 -

1.1.73.              [INTENTIONALLY DELETED]

1.1.74.              [INTENTIONALLY DELETED]

1.1.75.              "INSURANCE ADVISER"                -  means  M.M.I.  Risk  Management   Consultants
                                                           Ltd.,  who is  retained  by the  Borrower  as
                                                           insurance   adviser  to  the  Banks  and  the
                                                           Borrower    for   the    purposes   of   this
                                                           Agreement,   as  such   person  may,  on  the
                                                           request  of  the  Banks,   be   replaced   by
                                                           another  firm  acceptable  to the  Banks  and
                                                           the Borrower,  the Borrower's  consent not to
                                                           be unreasonably withheld;

1.1.76.              "INSURANCE POLICIES"               -  means   all   insurance    policies   to   be
                                                           maintained  or  effected,  from time to time,
                                                           by   the   Borrower   in   accordance    with
                                                           clause 16.10 below;

1.1.77.              "INSURANCE REPORT"                 -  means the  insurance  report  dated June 2006
                                                           prepared   by  the   Insurance   Adviser  and
                                                           addressed  to the  Banks  and  the  Borrower,
                                                           including all  revisions  thereto in the form
                                                           to be prepared by the  Insurance  Adviser and
                                                           addressed to the Banks and the Borrower;

1.1.78.              [INTENTIONALLY DELETED]

1.1.79.              "INTELLECTUAL
                     PROPERTY ASSETS"                   -  means   all   such   rights   set   forth  in
                                                           paragraphs (a)-(e)  below  and all  know-how,
                                                           trade  secrets,   confidential   information,
                                                           customer    lists,    software,     technical
                                                           information,    data,   process   technology,
                                                           plans,     drawings     and    blue    prints
                                                           (collectively,   "TRADE   SECRETS");   owned,
                                                           used  or  licensed  by  the  Borrower  or its
                                                           Subsidiaries  as licensee  or licensor  which
                                                           are, in each case,  used in or are  necessary
                                                           for  the  conduct  of  the  Business  as  now
                                                           conducted    and   as   approved   by   their
                                                           respective   Boards   of   Directors   to  be
                                                           conducted,    including   for   the   design,
                                                           construction   and   operation  of  Fab 2  in
                                                           accordance    with   the    Business    Plan.
                                                           SCHEDULE 1.1.79  hereto  sets forth a list of
                                                           the  Intellectual   Property  Assets,   other
                                                           than   Trade    Secrets   and    unregistered
                                                           Copyrights:

                                     - 27 -

                                                           (a)    trade    names,     registered     and
                                                                  unregistered    trademarks,    service
                                                                  marks and applications  (collectively,
                                                                  "MARKS");

                                                           (b)    all patents,  patent  applications and
                                                                  inventions  and  discoveries  that may
                                                                  be      patentable      (collectively,
                                                                  "PATENTS");

                                                           (c)    all    copyrights,    registered   and
                                                                  unregistered  in both published  works
                                                                  and unpublished  works  (collectively,
                                                                  "COPYRIGHTS");

                                                           (d)    all domain names; and

                                                           (e)    all mask  works,  including  rights in
                                                                  the topography of integrated circuits;

1.1.80.              "INTERCREDITOR
                     AGREEMENT"                         -  means  the  intercreditor  agreement  entered
                                                           into between the Banks;

1.1.81.              "INTEREST"                         -  means:

                                                           (a)    interest  and amounts in the nature of
                                                                  interest   (including   the   interest
                                                                  element  of  finance  leases,  linkage
                                                                  differentials  with  respect  to  such
                                                                  interest  and any  similar  payment in
                                                                  respect of indexation  with respect to
                                                                  such interest);

                                     - 28 -

                                                           (b)    prepayment   penalties   or   premiums
                                                                  incurred in repaying or prepaying  any
                                                                  Financial   Indebtedness   (including,
                                                                  for the  avoidance  of doubt,  amounts
                                                                  payable pursuant to clause 19  below);
                                                                  and

                                                           (c)    discount  fees  and  acceptance   fees
                                                                  payable or  deducted in respect of any
                                                                  Financial Indebtedness  (including all
                                                                  commissions   payable  in   connection
                                                                  with any letter of credit);

1.1.82.              "INTEREST
                     DETERMINATION DATE"                -  in relation  to any  Interest  Period,  means
                                                           the  Business  Day  falling 2 (two)  Business
                                                           Days   prior  to  the   first   day  of  such
                                                           Interest Period;

1.1.83.              "INTEREST PAYMENT
                     DATE"                              -  means the last Business Day of each Quarter;

1.1.83A.             [INTENTIONALLY DELETED]

1.1.83B.             [INTENTIONALLY DELETED]

1.1.84.              "INTEREST PERIODS"                 -  means   consecutive   periods   of  1   (one)
                                                           Quarter;  provided that,  notwithstanding the
                                                           aforegoing:

                                                           (a)    if   any    Interest    Period   would
                                                                  otherwise  end on a day which is not a
                                                                  Business  Day,  such  Interest  Period
                                                                  shall    end   on   the    immediately
                                                                  preceding Business Day;

                                                           (b)    each  Interest  Period (other than the
                                                                  first Interest  Period) shall commence
                                                                  on the expiry of the  Interest  Period
                                                                  preceding  such  Interest  Period and,
                                                                  for  the  removal  of  doubt,   shall,
                                                                  subject to (a) above,  end on the last
                                                                  day  of  the  Quarter  following  such
                                                                  preceding Interest Period;

                                     - 29 -

                                                           (c)    [INTENTIONALLY DELETED]

                                                           (d)    no  Interest  Period may extend  later
                                                                  than the Final Maturity Date; and

                                                           (e)    with    respect   to   Unpaid    Sums,
                                                                  "INTEREST   PERIOD"   shall  bear  the
                                                                  meaning   assigned  to  such  term  in
                                                                  clause 18.1 below;

1.1.85.              "INTEREST RATE
                     HEDGING TRANSACTION"               -  includes  any rate  swap  transaction,  basis
                                                           swap,  forward  rate  transaction,  commodity
                                                           swap,  commodity  option,  equity  or  equity
                                                           index swap,  equity or equity  index  option,
                                                           Interest      rate     option,      knock-out
                                                           transaction,    cap    transaction,     floor
                                                           transaction,   collar  transaction  or  other
                                                           similar  transaction  (including  any  option
                                                           with respect  thereto and any  combination in
                                                           respect thereof);

1.1.86.              "INVESTMENT CENTRE"                -  means  the  Investment   Centre   established
                                                           under   the    Encouragement    of    Capital
                                                           Investments Law, 1959;

1.1.87.              "INVESTMENT CENTRE
                     FAB 2 GRANTS"                      -  means  those  grants  made  and  to  be  made
                                                           under   the    Encouragement    of    Capital
                                                           Investments  Law,  1959, in respect of Fab 2,
                                                           as referred to in clause 16.27.3.3 below;

1.1.88.              [INTENTIONALLY DELETED]

1.1.89.              [INTENTIONALLY DELETED]

1.1.90.              "KNOWLEDGE"                        -  the   Borrower   will  be   deemed   to  have
                                                           "Knowledge"  of a  particular  fact or  other
                                                           matter if any  individual  who is  serving as
                                                           a Named  Director  and Officer has, or at any
                                                           time had, knowledge of such fact or matter;

                                     - 30 -

1.1.91.              [INTENTIONALLY DELETED]

1.1.92.              [INTENTIONALLY DELETED]

1.1.93.              "LEAD INVESTORS"                   -  means TIC, Sandisk, Alliance and Macronix;

1.1.94.              "LIBOR"                            -  means,   with   respect   to  each   Interest
                                                           Period,  the rate per annum  rounded  upward,
                                                           if necessary,  to the nearest whole  multiple
                                                           of (1)/16%  (one-sixteenth  of a percent) for
                                                           Euro-Dollar   deposits  for  a  period  of  3
                                                           (three)  months (or if such  Interest  Period
                                                           is less than a  Quarter,  then for the number
                                                           of   weeks   of   such    Interest    Period,
                                                           rounded-up  for part of a week),  offered  in
                                                           the  London  Interbank  market,  as quoted at
                                                           or  about  11:00 a.m.  (London  time)  on the
                                                           Interest    Determination   Date   for   such
                                                           Interest  Period  on  the  composite  display
                                                           designated  as LIBOR 01 Frasett  (in the case
                                                           of   Euro-Dollars)   to  subscribers  of  the
                                                           REUTERS   service   ("REUTERS")  or,  in  the
                                                           absence   of  such  page  or  pages,   or  if
                                                           Reuters  shall,  for any  reason  whatsoever,
                                                           amend,  change  or  otherwise  alter the data
                                                           basis or the  reference  banks  used by it on
                                                           the Amendment  Closing Date,  for  quotations
                                                           under  said  composite  display,  the rate of
                                                           Interest  as  quoted  at or about  11:00 a.m.
                                                           London   time   on  the   relevant   Interest
                                                           Determination  Date  on  such  other  page or
                                                           pages of  Reuters as shall be  determined  by
                                                           the Banks  for a period  of 3 (three)  months
                                                           or,  as the  case  may  be,  that  number  of
                                                           weeks   comprising   such  Interest   Period,
                                                           rounded-up,  as  aforesaid  (rounded  upward,
                                                           if necessary,  to the nearest whole  multiple
                                                           of  (1)/16%  (one-sixteenth  of a  percent)).
                                                           In  the  event  that  the   Reuters   service
                                                           ceases  to  be   available,   the  Banks  may
                                                           specify  another  service  (and the  relevant
                                                           page  thereof)   displaying  the  appropriate
                                                           LIBOR rate;

                                     - 31 -

1.1.95.              "LLCR"                             -  means  the  Life  of  Loan  Coverage   Ratio,
                                                           being,  for any  Quarter,  the  ratio  of the
                                                           Net Cash Flow in respect  of such  Quarter to
                                                           the Total Debt for such Quarter;

1.1.96.              "LOANS"                            -  means,  at any  time,  the loans  which  were
                                                           granted  under  this  Agreement  or,  as  the
                                                           case may be, the aggregate  principal  amount
                                                           of any such loan  outstanding  at such  time,
                                                           it being  recorded  that, as at the Amendment
                                                           Closing   Date,   the   aggregate   principal
                                                           amount   (excluding,   for  the   removal  of
                                                           doubt,   accrued   Interest   and  any  other
                                                           amounts  owing under the  Finance  Documents)
                                                           of  the  loans  is   US $368,693,001   (three
                                                           hundred   and   sixty-eight    million,   six
                                                           hundred  and  ninety-three  thousand  and one
                                                           United    States    Dollars),     of    which
                                                           US $184,348,255  (one hundred and eighty-four
                                                           million,   three   hundred  and   forty-eight
                                                           thousand,  two hundred and fifty-five  United
                                                           States  Dollars)  is owed  to  Bank  Hapoalim
                                                           and   US $184,344,746    (one   hundred   and
                                                           eighty-four   million,   three   hundred  and
                                                           forty-four   thousand,   seven   hundred  and
                                                           forty-six  United States  Dollars) is owed to
                                                           Bank Leumi;  "LOANS"  shall be  construed  to
                                                           mean each of them respectively;

1.1.97.              [INTENTIONALLY DELETED]

1.1.98.              "MACRONIX"                         -  means  Macronix  International  Co.  Ltd.,  a
                                                           company   incorporated   under  the  laws  of
                                                           Taiwan;

                                     - 32 -

1.1.99.              [INTENTIONALLY DELETED]

1.1.100.             "MATERIAL ADVERSE
                     EFFECT"                            -  means  any  effect  which is or is  likely to
                                                           be materially  adverse to:  (a) the  business
                                                           or  financial   condition  of  the  Borrower;
                                                           (b) the  successful   implementation  of  the
                                                           Project  in  accordance   with  the  Business
                                                           Plan;  or (c) the  ability of the Borrower to
                                                           perform  its  obligations  under  any  of the
                                                           Finance Documents;

1.1.101.             "MATERIAL CONTRACTS"               -  means  all  of  the  Contracts  currently  in
                                                           existence as  specified  in  SCHEDULE 1.1.101
                                                           hereto or types of  Contracts  to be  entered
                                                           into  in  the   future,   as   specified   in
                                                           Schedule 1.1.101 hereto;

1.1.102.             "MATERIALS OF
                     ENVIRONMENTAL CONCERN"             -  means any  hazardous  chemicals,  pollutants,
                                                           contaminants,  hazardous wastes,  radioactive
                                                           or  electromagnetic  waste, toxic substances,
                                                           hazardous     substances    (as    "hazardous
                                                           substances"   is  defined  under   applicable
                                                           Environmental  Laws) or any  other  substance
                                                           defined    or    regulated     pursuant    to
                                                           Environmental   Laws,   including   fluoride,
                                                           asbestos,   PCBs,   petroleum   or  petroleum
                                                           derived substances;

1.1.103.             [INTENTIONALLY DELETED]

1.1.103A.            [INTENTIONALLY DELETED]

1.1.103B.            [INTENTIONALLY DELETED]

1.1.103C.            [INTENTIONALLY DELETED]

1.1.104.             [INTENTIONALLY DELETED]

1.1.105.             "NAMED DIRECTORS
                     AND OFFICERS"                      -  means  those   persons   from  time  to  time
                                                           holding  the offices in the  Borrower  listed
                                                           in SCHEDULE 1.1.105 hereto;

                                     - 33 -

1.1.106.             "NET CASH FLOW"                    -  means,  for  any  Quarter,  the  net  present
                                                           value  as at the  last  Business  Day of such
                                                           Quarter  of  the  forecasted  net  cash  flow
                                                           from  operations  of  the  Borrower  for  the
                                                           period  commencing  on the last  Business Day
                                                           of such  Quarter  and  ending  two and a half
                                                           years  after  the  Final  Maturity  Date,  as
                                                           specified  in  SCHEDULE 1.1.106   hereto;  in
                                                           calculating   the  net   present   value   as
                                                           aforesaid,   the  applicable   discount  rate
                                                           shall  be  LIBOR  for   US Dollars   for  the
                                                           aforesaid  period,  plus 1.1% (one  point one
                                                           percent) per annum;

1.1.107.             "NET PROCEEDS"                     -  means the  aggregate  consideration  received
                                                           by  the   Borrower  in  respect  of  a  sale,
                                                           transfer,     loan    or    other    disposal
                                                           ("disposal") of assets (including  shares) as
                                                           referred  to in  clause 8.1.5  below  by  the
                                                           Borrower to any third  party after  deduction
                                                           of:

                                                           (a)    all amounts  paid or  provided  for or
                                                                  on account of Taxes  applicable to, or
                                                                  to  any  gain   resulting   from,  the
                                                                  disposal   as    aforesaid    or   the
                                                                  discharge of any liability  secured on
                                                                  the relevant assets  (including  VAT);
                                                                  and

                                                           (b)    all  costs,  fees,  expenses  and  the
                                                                  like   properly    incurred   by   the
                                                                  Borrower in  arranging  and  effecting
                                                                  such disposal;

1.1.107A.            [INTENTIONALLY DELETED]

1.1.107B.            [INTENTIONALLY DELETED]

1.1.107C.            [INTENTIONALLY DELETED]

                                     - 34 -

1.1.108.             "OCS"                              -  means the  Office of the Chief  Scientist  in
                                                           the  Ministry  of   Industry,   Commerce  and
                                                           Labour;

1.1.109.             "ORDER"                            -  means  any   award,   decision,   injunction,
                                                           judgment,    order,   ruling,   subpoena   or
                                                           verdict  entered,  issued,  made or  rendered
                                                           by  any  court,   administrative   agency  or
                                                           other    Governmental    Body   or   by   any
                                                           arbitrator;

1.1.110.             "ORDINARY COURSE
                     OF BUSINESS"                       -  an  action  taken by a person  will be deemed
                                                           to have been  taken in the  "Ordinary  Course
                                                           of Business" only if:

                                                           (a)    such  action  is  consistent  with the
                                                                  past  practices  of such person and is
                                                                  taken in the  ordinary  course  of the
                                                                  normal  day-to-day  operations of such
                                                                  person; and

                                                           (b)    such  action is  similar in nature and
                                                                  magnitude  to  activities  customarily
                                                                  taken in the  ordinary  course  of the
                                                                  normal day-to-day  operations of other
                                                                  persons  that are in the same  line of
                                                                  business as such person;

1.1.111.             "ORGANISATIONAL
                     DOCUMENTS"                         -  means  the   certificate  of   incorporation,
                                                           Memorandum   of   Association,   Articles  of
                                                           Association,  by-laws or other  documents  of
                                                           incorporation   of   any   person   being   a
                                                           corporation;

1.1.111A.            "OUTSIDE INVESTMENT
                     UNDERTAKING"                       -  shall  bear  the  meaning  assigned  to  such
                                                           term in clause 16.35.1 below;

                                     - 35 -

1.1.112.             "PAID-IN EQUITY"                   -  means the  aggregate  amount  paid-up in cash
                                                           in respect of  irredeemable  share capital of
                                                           the  Borrower  or in  respect  of the sale of
                                                           warrants by the  Borrower  where the purchase
                                                           price  of  such  warrants  is  registered  as
                                                           owners'  equity  and  is  non-refundable  and
                                                           the  purchaser  or  holder  of such  warrants
                                                           shall  not be  entitled  to claim  refund  of
                                                           such  purchase  price  (or any part  thereof)
                                                           under  any  circumstances   whatsoever.   For
                                                           the removal of doubt:  (i) for  the  purposes
                                                           of this  Agreement,  any  credit,  prepayment
                                                           or other  entitlement  granted  to an  Equity
                                                           Wafer  Partner or other  person in respect of
                                                           any  amount  paid-up  in cash in  respect  of
                                                           the   irredeemable   share   capital  of  the
                                                           Borrower  or in  respect  of the  sale of any
                                                           warrant  pursuant  to  agreements  with  such
                                                           Equity  Wafer  Partner or other  person shall
                                                           not be regarded  as Paid-in  Equity and shall
                                                           be deducted  from the amount of such  equity;
                                                           (ii) the  subsequent  application of the debt
                                                           of the Borrower  represented  by such credit,
                                                           prepayment  or other  entitlement  on account
                                                           of  the  purchase  price  for  shares  of the
                                                           Borrower  shall be considered  Paid-in Equity
                                                           at  the   time  of  such   application;   and
                                                           (iii) the  net amount  credited  in the books
                                                           of  the   Borrower  as   irredeemable   share
                                                           capital as a  consequence  of the  conversion
                                                           of the  convertible  debentures  which may be
                                                           issued by the  Borrower  shall be  considered
                                                           Paid-in   Equity   at  the   time   of   such
                                                           conversion;

1.1.113.             [INTENTIONALLY DELETED]

 1.1.114.            "PERMITTED
                     ENCUMBRANCES"                      -  means:

                                                           (a)    any    Encumbrance    constituted   or
                                                                  evidenced by the Security Documents;

                                     - 36 -

                                                           (b)    the Existing Encumbrance;

                                                           (c)    a  second-ranking  floating  charge in
                                                                  favour   of  the   State   of   Israel
                                                                  (Investment  Centre) or in favour of a
                                                                  bank  through  which  the   Investment
                                                                  Centre  Fab 2  Grant  is  made,   such
                                                                  floating charge  securing  obligations
                                                                  in respect of such  Investment  Centre
                                                                  Fab 2  Grants as  aforesaid  and to be
                                                                  subordinated   to   the   Encumbrances
                                                                  referred  to in  paragraph (a)  above,
                                                                  such  floating  charge  to be  in  the
                                                                  customary,  standard  form required by
                                                                  the Investment Centre; and

                                                           (d)    those   first-ranking   fixed  charges
                                                                  over  certain   equipment   and  other
                                                                  assets  granted  by  the  Borrower  in
                                                                  favour of each of:

                                                                  (i)    Matsushita           Electronic
                                                                         Industrial  Co.  Ltd.  ("MEI"),
                                                                         pursuant  to  a  pledge   dated
                                                                         October 31,  2002, entered into
                                                                         in  connection  with the  Joint
                                                                         Development
                                                                         and   Cross-License   Agreement
                                                                         between the  Borrower  and MEI,
                                                                         dated  May 28,  2002  (as  such
                                                                         charge    remains   in   effect
                                                                         pursuant  to  that  Termination
                                                                         Agreement  between the Borrower
                                                                         and  MEI  entered  into  as  of
                                                                         April 5, 2005);

                                                                  (ii)   Siliconix    Technology   C.V.,
                                                                         pursuant  to  a  pledge   dated
                                                                         August 5,  2004,  entered  into
                                                                         in    connection    with   that
                                                                         Foundry     Agreement     dated
                                                                         May 12,  2004 by and  among the
                                                                         Borrower,             Siliconix
                                                                         Incorporated,   and   Siliconix
                                                                         Technology C.V.; and

                                     - 37 -

                                                                  (iii)  Sandisk,   pursuant   to   that
                                                                         consent  dated  August 7,  2006
                                                                         by  and  between  the  Borrower
                                                                         and the Banks,

                                                                  full  details  of  the  equipment  and
                                                                  other  assets   respectively   pledged
                                                                  under each such  pledge  being set out
                                                                  in SCHEDULE 1.1.114 hereto;

1.1.115.             "PERMITTED FINANCIAL
                     INDEBTEDNESS"                      -  means:

                                                           (a)    Financial     Indebtedness     arising
                                                                  pursuant to this Agreement;

                                                           (b)    Permitted Subordinated Debt;

                                                           (c)    Financial  Indebtedness  in respect of
                                                                  a  credit  facility  obtained  from  a
                                                                  bank or  other  financial  institution
                                                                  to be  applied  with  respect to Fab 1
                                                                  and  which,  together  with all  other
                                                                  Financial  Indebtedness  of the  Group
                                                                  (other than the Borrower),  other than
                                                                  those     matters     described     in
                                                                  SCHEDULE 1.1.115(C)  hereto  shall  at
                                                                  no   time   exceed,    in   aggregate,
                                                                  US $22,500,000   (twenty-two   million
                                                                  five hundred  thousand  United  States
                                                                  Dollars)  or its  equivalent.  For the
                                                                  removal of doubt,  the Banks  shall be
                                                                  under  no  obligation   whatsoever  to
                                                                  provide such  financing or to continue
                                                                  to  provide  such  financing  if  they
                                                                  shall at any time do so;

                                     - 38 -

                                                           (d)    Financial  Indebtedness  in respect of
                                                                  operating     leases    of    up    to
                                                                  US $10,000,000   (ten  million  United
                                                                  States Dollars) in aggregate  relating
                                                                  to   Fab 2.    In    addition,    such
                                                                  additional  Financial  Indebtedness in
                                                                  respect of operating  leases  relating
                                                                  to the purchase of  equipment  for use
                                                                  in  Fab 2  to  the  extent  the  Banks
                                                                  shall (on a case-by-case  basis), give
                                                                  their prior consent to such  operating
                                                                  leases (the Banks,  for the removal of
                                                                  doubt,   being  entitled  to  withhold
                                                                  such consent in their sole  discretion
                                                                  or, if they  shall  give  same,  being
                                                                  entitled to impose such  conditions in
                                                                  respect  thereof  as  they  shall  see
                                                                  fit);

                                                           (e)    Financial   Indebtedness    comprising
                                                                  guarantees    or   other    contingent
                                                                  Indebtedness   in   respect   of   any
                                                                  obligations  of a person,  other  than
                                                                  the   Borrower,    incurred   in   the
                                                                  Ordinary  Course  of  Business  in  an
                                                                  aggregate  amount not exceeding at any
                                                                  time   US $5,000,000   (five   million
                                                                  United   States    Dollars)   or   its
                                                                  equivalent.  For the removal of doubt,
                                                                  for    the     purposes     of    this
                                                                  clause 1.1.115(e),  "guarantees" shall
                                                                  not include  "independent"  guarantees
                                                                  by   the    Borrower   for   its   own
                                                                  obligations;

                                     - 39 -

                                                           (f)    the  acquisition  cost  of  assets  or
                                                                  services  to  the  extent  payable  on
                                                                  deferred payment terms,  provided that
                                                                  the aggregate  Interest  actually paid
                                                                  by the  Borrower  to the  supplier  or
                                                                  provider  of such  assets or  services
                                                                  in  respect  of  all  such  assets  or
                                                                  services      shall     not     exceed
                                                                  US $2,000,000   (two  million   United
                                                                  States Dollars) in any calendar year;

                                                           (g)    moneys received in  consideration  for
                                                                  the  supply of goods  and/or  services
                                                                  to the extent  received before the due
                                                                  date for such  supply  provided to the
                                                                  extent such sums bear  interest,  they
                                                                  shall not exceed the  borrowing  costs
                                                                  of the Loan made hereunder;

                                                           (h)    receivables    sold   or   discounted;
                                                                  provided   that:    (i) the    maximum
                                                                  recourse  to the  Borrower  under each
                                                                  invoice representing  receivables sold
                                                                  or  discounted  shall not  exceed  15%
                                                                  (fifteen  percent)  of the  amount  of
                                                                  such     invoice;     and     (ii) the
                                                                  consideration   for   such   sale   or
                                                                  discounting  shall be  received on the
                                                                  date of such  sale or  discounting  in
                                                                  cash;

                                                           (i)    Indebtedness       under       Hedging
                                                                  Transactions   entered   into  by  the
                                                                  Borrower (if any), in each case,  with
                                                                  the  Banks,  without  derogating  from
                                                                  clause 16.21 below;

                                                           (j)    Indebtedness    under    standby    or
                                                                  documentary  letters of credit or bank
                                                                  guarantees   (collectively,    "L/CS")
                                                                  issued   for   the   account   of  the
                                                                  Borrower,  provided that the aggregate
                                                                  Indebtedness  in  respect  of all such
                                                                  L/Cs   shall   at   no   time   exceed
                                                                  US $10,000,000   (ten  million  United
                                                                  States  Dollars).  For the  removal of
                                                                  doubt,  no Bank shall be  obligated to
                                                                  issue any L/C for the  account  of the
                                                                  Borrower; and

                                     - 40 -

                                                           (k)  Financial   Indebtedness   otherwise  as
                                                                permitted           pursuant          to
                                                                paragraphs (a)-(j)   (inclusive)   above
                                                                created  or  subsisting  as set forth in
                                                                SCHEDULE 1.1.115(K)    hereto   or   set
                                                                forth on  SCHEDULE 1.1.115(C)  hereto or
                                                                otherwise   with   the   prior   written
                                                                consent of the Banks;

1.1.116.             [INTENTIONALLY DELETED]

1.1.116A.            [INTENTIONALLY DELETED]

1.1.117.             [INTENTIONALLY DELETED]

1.1.118.             "PERMITTED
                     SUBORDINATED DEBT"                 -  means:

                                                           Indebtedness  of the  Borrower  in respect of
                                                           convertible   debentures  (bonds)  issued  by
                                                           the  Borrower   for  the  purposes   only  of
                                                           additional  financing  for Fab 2,  subject to
                                                           all of the following conditions:

                                                           (a)    the principal  amount of  Indebtedness
                                                                  in   respect   of   such   convertible
                                                                  debentures  shall  at no  time  exceed
                                                                  US $150,000,000   (one   hundred   and
                                                                  fifty million  United States  Dollars)
                                                                  in  aggregate;  provided  that the net
                                                                  amount  that is  actually  received by
                                                                  the   Borrower   in  respect  of  such
                                                                  convertible      debentures     (after
                                                                  deducting   all   discounts,    costs,
                                                                  commissions,  fees, expenses and other
                                                                  issuance  costs) shall be no less than
                                                                  85%   (eighty-five   percent)  of  the
                                                                  principal  amount  of the  convertible
                                                                  debentures;

                                     - 41 -

                                                           (b)    the  Indebtedness  in  respect of such
                                                                  convertible        debentures       is
                                                                  subordinated  to  the  rights  of  the
                                                                  Banks under this  Agreement  and under
                                                                  all  other  Finance  Documents  in all
                                                                  respects,  including  with  respect to
                                                                  payments  of  principal  and  Interest
                                                                  and all other  amounts  payable to the
                                                                  Banks under this  Agreement  and under
                                                                  all other Finance  Documents and shall
                                                                  not  be  secured  by  any   collateral
                                                                  whatsoever  and,  save  in  accordance
                                                                  with    the    provisions    of   this
                                                                  clause 1.1.118   below,   no   amount,
                                                                  whether  in   respect  of   principal,
                                                                  Interest  or any other  amount,  shall
                                                                  be payable by the  Borrower on account
                                                                  of  such  Indebtedness,  prior  to the
                                                                  date   on   which:   (i) all   amounts
                                                                  payable  by  the  Borrower  under  the
                                                                  Finance   Documents  shall  have  been
                                                                  paid in full;  and (ii) no  Bank shall
                                                                  be  under  any  obligation  under  any
                                                                  Finance   Document   to  provide   any
                                                                  Financial    Indebtedness    to    the
                                                                  Borrower;

                                                           (c)    the  terms and  conditions  (including
                                                                  financial  covenants,  if any) of such
                                                                  convertible   debentures  and  of  all
                                                                  instruments       governing       such
                                                                  convertible   debentures  (other  than
                                                                  those  terms   expressly  set  out  in
                                                                  paragraphs (d)-(i)   below)  shall  be
                                                                  subject to the prior written  approval
                                                                  of  the  Banks,   provided   that  the
                                                                  approval  of the  Banks  shall  not be
                                                                  required   with   respect   to   those
                                                                  convertible  debentures  that meet the
                                                                  conditions   set  forth  in  paragraph
                                                                  (g)(ii) and paragraph (g)(iii) below;

                                     - 42 -

                                                           (d)    the  terms  and   conditions  of  such
                                                                  convertible    debentures   (and   all
                                                                  instruments       governing       such
                                                                  convertible debentures) shall:

                                                                  (i)    provide   that  an   event   of
                                                                         default under such  convertible
                                                                         debentures  shall occur only in
                                                                         the event that:

                                                                         (1)    there   shall  occur  in
                                                                                respect of the  Borrower
                                                                                an Event of  Default  as
                                                                                referred      to      in
                                                                                clause 17.8 below; or

                                                                         (2)    the Borrower  shall fail
                                                                                to  pay  an   amount  of
                                                                                principal   or  Interest
                                                                                in    respect   of   the
                                                                                convertible   debentures
                                                                                within   14   (fourteen)
                                                                                Business   Days  of  due
                                                                                date therefor; or

                                                                         (3)    such  other   events  of
                                                                                default,  if any, as the
                                                                                Banks  may  consent  to,
                                                                                in      their       sole
                                                                                discretion;

                                     - 43 -

                                                                         provided that,  notwithstanding
                                                                         the aforegoing,  the holders of
                                                                         the convertible  debentures and
                                                                         anybody  acting on their behalf
                                                                         (including  any trustee)  shall
                                                                         not be  entitled  to  take  any
                                                                         action  against the Borrower in
                                                                         the   event  of  any  event  of
                                                                         default  as  aforesaid,  unless
                                                                         the  Borrower  shall  not  have
                                                                         remedied  such event of default
                                                                         within  a  period  of not  less
                                                                         than  39   (thirty-nine)   days
                                                                         after  the date of  receipt  by
                                                                         the  Borrower  of a  demand  to
                                                                         cure  such  default,  a copy of
                                                                         which  demand  shall  have been
                                                                         served  on  the  Banks  on  the
                                                                         same day as  service of same on
                                                                         the Borrower as aforesaid; and

                                                                  (ii)   provide  that,  in the event of
                                                                         any event of default  under the
                                                                         convertible   debentures,    no
                                                                         amount  of  whatsoever   nature
                                                                         shall   be   payable   by   the
                                                                         Borrower   in  respect  of  the
                                                                         convertible          debentures
                                                                         (whether    in    respect    of
                                                                         principal,   Interest   or  any
                                                                         other   amount),    until   all
                                                                         amounts  owing by the  Borrower
                                                                         under  the  Finance   Documents
                                                                         shall have been paid in full;

                                     - 44 -

                                                           (e)    the Borrower  shall  procure  that, at
                                                                  all  times,  an  amount  equal  to 20%
                                                                  (twenty  percent)  of the  outstanding
                                                                  principal  amount  of all  convertible
                                                                  debentures,   or,   with   respect  to
                                                                  convertible   debentures   listed   in
                                                                  Part B of  Schedule 15.13),  an amount
                                                                  equal to 20%  (twenty  percent) of the
                                                                  outstanding  principal  amount (net of
                                                                  discounts)    of   such    convertible
                                                                  debentures  (as may be increased  from
                                                                  time to time  through the  issuance of
                                                                  additional  convertible debentures and
                                                                  as may be decreased  from time to time
                                                                  through  repayment  by the Borrower of
                                                                  outstanding  principal  of some or all
                                                                  of  the  convertible   debentures)  is
                                                                  deposited  in  the  Reserve   Accounts
                                                                  (50% (fifty  percent) in each  Reserve
                                                                  Account)   which   accounts  are  duly
                                                                  pledged  in  favour of the  Banks,  by
                                                                  way of a  first-ranking  fixed  charge
                                                                  under the  Debenture,  as security for
                                                                  the  payment  of  all  amounts  by the
                                                                  Borrower under the Finance  Documents;
                                                                  provided   that,  if  the  amounts  so
                                                                  deposited  in the Reserve  Accounts as
                                                                  aforesaid  shall  exceed the amount of
                                                                  the  aggregate   Interest  payable  in
                                                                  respect   of  all   such   convertible
                                                                  debentures  during  the 2  (two)  year
                                                                  period  following  December 28,  2005,
                                                                  then the  amount of such  excess  over
                                                                  the  aggregate  Interest  for  such  2
                                                                  (two) year period as  aforesaid  shall
                                                                  be released;  provided  that,  subject
                                                                  to  there  at  all   times   being  on
                                                                  deposit in the Reserve Accounts,  duly
                                                                  pledged,   as  aforesaid,   an  amount
                                                                  equal  at  least  to  the  sum  of 20%
                                                                  (twenty  percent)  of the  outstanding
                                                                  principal    of    the     convertible
                                                                  debentures     (other     than     the
                                                                  convertible   debentures,   listed  in
                                                                  Part B  of  Schedule 15.13)   and  20%
                                                                  (twenty  percent)  of the  outstanding
                                                                  principal  (net of  discounts)  of the
                                                                  convertible   debentures,   listed  in
                                                                  Part B    of    Schedule 15.13,    the
                                                                  following  amounts  may be released in
                                                                  the   aggregate   from   the   Reserve
                                                                  Accounts:   (1) on   the   dates   for
                                                                  payment of  Interest in respect of the
                                                                  convertible   debentures,   an  amount
                                                                  equal   to  the   aggregate   Interest
                                                                  payable  on such  date in  respect  of
                                                                  the  convertible  debentures  shall be
                                                                  released  from  the  Reserve  Accounts
                                                                  and   applied   in   respect  of  such
                                                                  Interest   only,   and  (2) an  amount
                                                                  equal  to   amounts   converted   into
                                                                  Paid-in Equity upon  conversion of the
                                                                  convertible debentures;

                                     - 45 -

                                                           (f)    the  rate  of  Interest  to be paid on
                                                                  such  convertible  debentures shall be
                                                                  no  higher  than the rate of  Interest
                                                                  payable  as at the  date of  issue  of
                                                                  the  convertible  debentures  on bonds
                                                                  issued by the State of  Israel,  which
                                                                  bonds  are  denominated  in  the  same
                                                                  currency  and have  the  same  linkage
                                                                  conditions    (if    any)    as    the
                                                                  convertible  debentures and the period
                                                                  of which State of Israel  bonds is the
                                                                  same as, or closest  to,  the  average
                                                                  duration    (taking    into    account
                                                                  repayments)    of   the    convertible
                                                                  debentures;

                                     - 46 -

                                                           (g)    no amount  shall be payable on account
                                                                  of the  principal  of any  convertible
                                                                  debentures  at any time on or prior to
                                                                  the  Final  Maturity  Date,  save only
                                                                  for:  (i) amounts  not to  exceed  the
                                                                  amounts  of  principal   repayable  on
                                                                  account    of    those     convertible
                                                                  debentures    existing   as   at   the
                                                                  Amendment  Closing Date (which amounts
                                                                  and the times for  repayment  of which
                                                                  are   set   out   in    Schedule 15.13
                                                                  hereto);  (ii) an amount in respect of
                                                                  convertible  debentures  issued  after
                                                                  the  Amendment  Closing Date and to be
                                                                  subject  to  identical  (save  for the
                                                                  later  issuance  of  such  convertible
                                                                  debentures)  terms and  conditions  to
                                                                  those  applicable  to the  convertible
                                                                  debentures   issued  by  the  Borrower
                                                                  pursuant  to  the   prospectus   dated
                                                                  June 21,  2006  (as set out in  Part A
                                                                  of   Schedule 15.13   hereto),   which
                                                                  shall   not   exceed    NIS 39,000,000
                                                                  (thirty-nine    million   New   Israel
                                                                  Sheqels)   linked   to   the   Israeli
                                                                  consumer  price  index  which  may  be
                                                                  issued  upon the  exercise  of options
                                                                  to  purchase  convertible  debentures,
                                                                  which   options  were  issued  by  the
                                                                  Borrower  pursuant  to the  prospectus
                                                                  dated  June 21,  2006,  as set  out in
                                                                  Part A of Schedule 15.13  hereto,  and
                                                                  which shall be paid not  earlier  than
                                                                  December  2011;  and  (iii) an  amount
                                                                  (principal,  interest  and  all  other
                                                                  amounts)  in  respect  of  convertible
                                                                  debentures  which may be issued by the
                                                                  Borrower  (in  its  discretion)  after
                                                                  the  Amendment  Closing Date and to be
                                                                  subject   to   identical   (save   for
                                                                  adjustments   to  reflect   the  later
                                                                  issuance    of    such     convertible
                                                                  debentures)  terms and  conditions  to
                                                                  those  applicable  to the  convertible
                                                                  debentures   issued  by  the  Borrower
                                                                  pursuant  to  the   prospectus   dated
                                                                  June 21,    2006    not   to    exceed
                                                                  US $40,000,000  (forty  million United
                                                                  States  Dollars)  and which,  shall be
                                                                  paid not earlier than December 2011;

                                     - 47 -

                                                           (h)    any  variation  of  the  terms  of the
                                                                  Finance Documents,  including increase
                                                                  (if   any)  of  the   amount   of  the
                                                                  Facility  or  the   provision  of  any
                                                                  other credit  facilities  by the Banks
                                                                  or any of them to the  Borrower  shall
                                                                  not   require   the   consent  of  the
                                                                  holders of the convertible  debentures
                                                                  or anyone acting on their behalf,  nor
                                                                  shall it  constitute  a default  under
                                                                  the    terms   of   the    convertible
                                                                  debentures;

                                                           (i)    no payment of  principal  or  Interest
                                                                  shall  be  made  in   respect  of  the
                                                                  convertible  debentures  unless, as at
                                                                  the date of any such payment:  (i) all
                                                                  amounts  due  and  payable  under  the
                                                                  Finance  Documents  as  of  such  date
                                                                  have  been paid in full;  and  (ii) no
                                                                  Default   exists  and  is   continuing
                                                                  under any of the Finance Documents;

                                                           (j)    with  respect  to  those   convertible
                                                                  debentures      referred     to     in
                                                                  paragraph (g)(i)-(iii)           above
                                                                  (including    convertible   debentures
                                                                  existing as at the  Amendment  Closing
                                                                  Date)   ("THE    EQUITY    CONVERTIBLE
                                                                  DEBENTURES"),  the  provisions of this
                                                                  clause 1.1.118   above   (other   than
                                                                  paragraph (i)  above)  shall  apply in
                                                                  all  respects,  subject  only  to  the
                                                                  express  provisions  set  out in  this
                                                                  paragraph (j) below:

                                     - 48 -

                                                                  (i)    each  payment  of  Interest  in
                                                                         respect     of    the    Equity
                                                                         Convertible  Debentures (to the
                                                                         extent   permitted  under  this
                                                                         clause 1.1.118)   may  be  made
                                                                         only  on 1 (one)  Business  Day
                                                                         falling     in    the     month
                                                                         immediately   following  a  day
                                                                         which is a day for  payment  of
                                                                         Interest  under this  Agreement
                                                                         and each  payment of  principal
                                                                         in   respect   of  the   Equity
                                                                         Convertible  Debentures (to the
                                                                         extent   permitted  under  this
                                                                         clause 1.1.118)  shall  be made
                                                                         only  on 1 (one)  Business  Day
                                                                         falling     in    the     month
                                                                         immediately   following  a  day
                                                                         which  is a day  for  repayment
                                                                         of    principal    under   this
                                                                         Agreement    (any    date   for
                                                                         payment  of   Interest  or  for
                                                                         repayment  of  principal to the
                                                                         Banks  under  this   Agreement,
                                                                         hereinafter   "A  BANK  PAYMENT
                                                                         DATE");

                                     - 49 -

                                                                  (ii)   in the  event of the  existence
                                                                         on any  Bank  Payment  Date ("A
                                                                         DEFAULT BANK PAYMENT  DATE") of
                                                                         a  Default  under  any  of  the
                                                                         Finance   Documents,   then  no
                                                                         payment   of    principal    or
                                                                         Interest   shall   be  made  in
                                                                         respect     of    the    Equity
                                                                         Convertible  Debentures and the
                                                                         holders     of    the    Equity
                                                                         Convertible    Debentures   and
                                                                         anybody  acting on their behalf
                                                                         (including  any trustee)  shall
                                                                         not be  entitled  to  take  any
                                                                         action  against the Borrower in
                                                                         the  event  of any  non-payment
                                                                         as   aforesaid,   unless   such
                                                                         non-payment  shall continue for
                                                                         a period  of more  than 6 (six)
                                                                         months   commencing   from  the
                                                                         Bank   Payment   Date   falling
                                                                         immediately  prior  to the date
                                                                         of the first scheduled  payment
                                                                         in   respect   of  the   Equity
                                                                         Convertible    Debentures   due
                                                                         immediately  after the  Default
                                                                         Bank  Payment  Date;   provided
                                                                         that:

                                                                         (1) in  the event  that  during
                                                                         any such 6 (six)  month  period
                                                                         ("THE    RELEVANT     SIX-MONTH
                                                                         PERIOD"),  the  Borrower  shall
                                                                         make any  payment  to the Banks
                                                                         on  account  of   Interest   or
                                                                         principal   under  the  Finance
                                                                         Documents,  then  the  Borrower
                                                                         shall be  entitled  on or after
                                                                         the  date  of such  payment  to
                                                                         the Banks ("THE PAYMENT  DATE")
                                                                         to make a  payment  on  account
                                                                         of  Interest or  principal  (as
                                                                         the    case    may   be)   then
                                                                         outstanding in   respect of the
                                                                         Equity Convertible  Debentures,
                                                                         such  payment to  comprise  the
                                                                         same    percentage    of    the
                                                                         Interest or  principal  (as the
                                                                         case  may be)  due and  payable
                                                                         under  the  Equity  Convertible
                                                                         Debentures   as  of  the   date
                                                                         scheduled  for  payment  on the
                                                                         Equity  Convertible  Debentures
                                                                         which    falls    during    the
                                                                         Relevant  Six-Month  Period  as
                                                                         the  payment  to the  Banks  as
                                                                         aforesaid   comprises   of  the
                                                                         Interest or  principal  (as the
                                                                         case  may be)  due and  payable
                                                                         under the Finance  Documents as
                                                                         of the Payment Date; and

                                     - 50 -

                                                                         (2) in   the  event   that  the
                                                                         Borrower  and the  Banks  shall
                                                                         during the  Relevant  Six-Month
                                                                         Period reach an agreement  (the
                                                                         Banks     being     under    no
                                                                         obligation     whatsoever    to
                                                                         negotiate  or  reach  any  such
                                                                         agreement):

                                                                         (A)    regarding              a
                                                                                rescheduling          of
                                                                                payments      by     the
                                                                                Borrower  to  the  Banks
                                                                                under    the     Finance
                                                                                Documents,          such
                                                                                rescheduling    (whether
                                                                                of      principal     or
                                                                                Interest)   shall  apply
                                                                                pro    rata    also   to
                                                                                payments  of   principal
                                                                                and/or Interest,  as the

                                     - 51 -

                                                                                case may be, in  respect
                                                                                of      the       Equity
                                                                                Convertible  Debentures,
                                                                                MUTATIS  MUTANDIS,   and
                                                                                the   holders   of   the
                                                                                Equity       Convertible
                                                                                Debentures    shall   be
                                                                                bound       by      such
                                                                                rescheduling  agreement;
                                                                                provided  that, any such
                                                                                rescheduling   agreement
                                                                                shall   apply   only  to
                                                                                payments  (of  principal
                                                                                and Interest)  scheduled
                                                                                to  be  made  under  the
                                                                                Equity       Convertible
                                                                                Debentures   and   under
                                                                                this  Agreement   during
                                                                                the    period    of   12
                                                                                (twelve)   months   from
                                                                                the     Default     Bank
                                                                                Payment  Date and  shall
                                                                                postpone    each    such
                                                                                scheduled  payment under
                                                                                the  Equity  Convertible
                                                                                Debentures   to  a  date
                                                                                falling  not  more  than
                                                                                12    (twelve)    months
                                                                                after   the    scheduled
                                                                                date  for  such  payment
                                                                                pursuant  to  the  terms
                                                                                of      the       Equity

                                     - 52 -

                                                                                Convertible   Debentures
                                                                                (all  payments,  whether
                                                                                of      Interest      or
                                                                                principal,   in  respect
                                                                                of      the       Equity
                                                                                Convertible   Debentures
                                                                                rescheduled   under  any
                                                                                such        rescheduling
                                                                                agreement,   hereinafter
                                                                                "THE   RESCHEDULED   ECD
                                                                                PAYMENTS"     and    all
                                                                                payments,   whether   of
                                                                                Interest  or   principal
                                                                                under  this   Agreement,
                                                                                rescheduled  under  such
                                                                                rescheduling  agreement,
                                                                                hereinafter         "THE
                                                                                RESCHEDULED     FACILITY
                                                                                PAYMENTS").     Pursuant
                                                                                to       any        such
                                                                                rescheduling  agreement,
                                                                                the  Borrower  shall  be
                                                                                entitled,  on  any  date
                                                                                for   payment   of   any
                                                                                Rescheduled  ECD Payment
                                                                                ("RESCHEDULED        ECD
                                                                                PAYMENT DATE"),  to pay,
                                                                                in    respect   of   the
                                                                                Rescheduled          ECD
                                                                                Payments,  an  aggregate
                                                                                amount   (of   principal
                                                                                and/or  Interest) which,
                                                                                together     with    the
                                                                                aggregate     of     all
                                                                                payments  (of  principal
                                                                                and/or         Interest)
                                                                                actually  made  prior to
                                                                                such   Rescheduled   ECD
                                                                                Payment  Date in respect
                                                                                of the  Rescheduled  ECD
                                                                                Payments    under   such
                                                                                rescheduling  agreement,
                                                                                comprises    the    same
                                                                                percentage     of    the
                                                                                aggregate    Rescheduled

                                     - 53 -

                                                                                ECD             Payments
                                                                                rescheduled  under  such
                                                                                rescheduling   agreement
                                                                                as     the     aggregate
                                                                                Rescheduled     Facility
                                                                                Payments    under   such
                                                                                rescheduling   agreement
                                                                                actually  made  prior to
                                                                                such   Rescheduled   ECD
                                                                                Payment  Date   comprise
                                                                                of     the     aggregate
                                                                                Rescheduled     Facility
                                                                                Payments     rescheduled
                                                                                under such  rescheduling
                                                                                agreement; or

                                                                         (B)    pursuant  to  which,  to
                                                                                the extent  relating  to
                                                                                the  Equity  Convertible
                                                                                Debentures,  payments of
                                                                                principal  and  Interest
                                                                                on    account   of   the
                                                                                Equity       Convertible
                                                                                Debentures  shall,  with
                                                                                effect      from     the
                                                                                termination    of    the
                                                                                Relevant       Six-Month
                                                                                Period  be  made  to the
                                                                                holders  of  the  Equity
                                                                                Convertible   Debentures
                                                                                in  accordance  with the
                                                                                original  schedule under
                                                                                the terms of the  Equity
                                                                                Convertible  Debentures,
                                                                                provided   that  amounts
                                                                                not  paid   during   the
                                                                                Relevant       Six-Month
                                                                                Period,     or     prior
                                                                                thereto,   as  the  case
                                                                                may   be,    shall    be
                                                                                postponed   to  be  paid
                                                                                pro    rata   to   those
                                                                                payments   not  made  to
                                                                                the  Banks   during  the
                                                                                Relevant       Six-Month
                                                                                Period      or     prior
                                                                                thereto,         MUTATIS
                                                                                MUTANDIS,  in accordance
                                                                                with the  provisions  of
                                                                                paragraph  (ii)(2)(A) of
                                                                                this  clause  1.1.118(j)
                                                                                above  and  the  holders
                                                                                of      the       Equity
                                                                                Convertible   Debentures
                                                                                shall  be  bound by such
                                                                                an agreement.

                                     - 54 -

                                                                         For the  removal  of doubt,  in
                                                                         the event of the  existence  of
                                                                         a  Default  under  any  of  the
                                                                         Finance   Documents  during  or
                                                                         after any  Rescheduling  Period
                                                                         (including  non-payment  on due
                                                                         date   of   any    amount    of
                                                                         principal or Interest,  whether
                                                                         pursuant  to  any  rescheduling
                                                                         agreement  or  otherwise),  the
                                                                         provisions        of       this
                                                                         paragraph (ii)    shall   again
                                                                         apply,  MUTATIS  MUTANDIS  (all
                                                                         without     derogating     from
                                                                         paragraph (iii) below);

                                     - 55 -

                                                                  (iii)  for  the   removal   of  doubt,
                                                                         notwithstanding   anything   to
                                                                         the     contrary     in    this
                                                                         paragraph (j):

                                                                         (1)    in the event that:

                                                                                (A) the  holders  of the
                                                                                Equity       Convertible
                                                                                Debentures  (or  anybody
                                                                                acting on their  behalf,
                                                                                including  the  trustee)
                                                                                shall    institute   any
                                                                                Proceedings  against the
                                                                                Borrower,  save only for
                                                                                Excluded    Proceedings.
                                                                                "EXCLUDED   PROCEEDINGS"
                                                                                shall  mean  any  of the
                                                                                following:

                                                                                (I) Proceedings    where
                                                                                the  sole  claim  of the
                                                                                holders  of  the  Equity
                                                                                Convertible   Debentures
                                                                                is   in    respect    of
                                                                                failure by the  Borrower
                                                                                to   make   a    payment
                                                                                permitted  to be paid by
                                                                                the   Borrower   to  the
                                                                                holders  of  the  Equity
                                                                                Convertible   Debentures
                                                                                in    accordance    with
                                                                                paragraph (ii)(1)  above
                                                                                (in  the   event   of  a
                                                                                payment   to  the  Banks
                                                                                pursuant              to
                                                                                paragraph (ii)(1)
                                                                                above)  or   failure  by
                                                                                the  Borrower  to make a
                                                                                payment      under     a
                                                                                rescheduling   agreement
                                                                                which     payment     is
                                                                                permitted  to be paid by
                                                                                the   Borrower   to  the
                                                                                holders  of  the  Equity
                                                                                Convertible   Debentures
                                                                                in    accordance    with
                                                                                paragraph (ii)(2)
                                                                                above,    subject,    in
                                                                                either  case  above,  to
                                                                                the   holders   of   the
                                                                                Equity       Convertible
                                                                                Debentures   not   being
                                                                                entitled    to   receive
                                                                                under  any  such   claim
                                                                                any  amount in excess of
                                                                                the  relevant  permitted
                                                                                payment   not   made  as
                                                                                aforesaid;

                                     - 56 -

                                                                                (II) Proceedings   where
                                                                                the  sole  claim  of the
                                                                                holders  of  the  Equity
                                                                                Convertible   Debentures
                                                                                is   in    respect    of
                                                                                failure by the  Borrower
                                                                                to   make  a   scheduled
                                                                                payment  to the  holders
                                                                                of      the       Equity
                                                                                Convertible   Debentures
                                                                                due to the  operation of
                                                                                the  opening   paragraph
                                                                                of  (ii)  above  and the
                                                                                Relevant       Six-Month
                                                                                Period  referred  to  in
                                                                                such  opening  paragraph
                                                                                has   expired    without
                                                                                such  scheduled   amount
                                                                                being   either  paid  in
                                                                                full     pursuant     to
                                                                                subparagraph (1)   above
                                                                                or   made   subject   to
                                                                                rescheduling       under
                                                                                paragraph (ii)(A)     or
                                                                                (B)  above,  subject  to
                                                                                the   holders   of   the
                                                                                Equity       Convertible
                                                                                Debentures   not   being
                                                                                entitled    to   receive
                                                                                under  any  such   claim
                                                                                any  amount in excess of
                                                                                such  scheduled  payment
                                                                                not made as  aforesaid);
                                                                                or

                                     - 57 -

                                                                                (III) Proceedings
                                                                                instituted  which relate
                                                                                only   to   a   material
                                                                                misleading  fact  ("PRAT
                                                                                MATEH")      in     such
                                                                                prospectus;

                                                                                In    the     case    of
                                                                                subparagraph (I)      or
                                                                                (II)   above,   for  the
                                                                                further    removal    of
                                                                                doubt,  subject  to  the
                                                                                Banks    receiving    39
                                                                                (thirty-nine)      days'
                                                                                prior      notice     as
                                                                                required   pursuant   to
                                                                                clause 1.1.118(d)  above
                                                                                before   institution  of
                                                                                any such Proceedings; or

                                     - 58 -

                                                                                (B) a   Default   occurs
                                                                                pursuant to  clause 17.7
                                                                                (save   for  a   Default
                                                                                referred    to   therein
                                                                                comprising    only   the
                                                                                commencement          of
                                                                                negotiations    by   the
                                                                                Borrower            with
                                                                                individual  suppliers of
                                                                                the  Borrower to make an
                                                                                adjustment            or
                                                                                rescheduling    of   its
                                                                                Indebtedness   to   such
                                                                                suppliers),    17.8   or
                                                                                17.9    (save    for   a
                                                                                Default    referred   to
                                                                                therein     where    the
                                                                                amount     being     the
                                                                                subject of the  relevant
                                                                                execution,   attachment,
                                                                                sequestration  or  other
                                                                                process  does not exceed
                                                                                US $2,500,000       (two
                                                                                million   five   hundred
                                                                                thousand  United  States
                                                                                Dollars))          below
                                                                                (including  the granting
                                                                                of    an     order    of
                                                                                receivership,
                                                                                winding-up     or    any
                                                                                similar   order  against
                                                                                or  in  respect  of  the
                                                                                Borrower  or  any of its
                                                                                assets); or

                                     - 59 -

                                                                                (C) the    Banks   shall
                                                                                have  declared the Loans
                                                                                to be  due  and  payable
                                                                                pursuant              to
                                                                                clause 17.21   or  17.22
                                                                                below  (for the  further
                                                                                removal     of    doubt,
                                                                                including    where   any
                                                                                such    declaration   is
                                                                                made  following an Event
                                                                                of  Default  constituted
                                                                                by     Proceedings    as
                                                                                referred      to      in
                                                                                subparagraph     (A)(I),
                                                                                (II)  or  (III)  of this
                                                                                paragraph (iii) above,

                                                                                then   no    amount   of
                                                                                whatsoever  nature shall
                                                                                be    payable   by   the
                                                                                Borrower  in  respect of
                                                                                the  Equity  Convertible
                                                                                Debentures  (whether  in
                                                                                respect  of   principal,
                                                                                Interest  or  any  other
                                                                                amount)     until    all
                                                                                amounts   owing  by  the
                                                                                Borrower    under    the
                                                                                Finance  Documents shall
                                                                                have  been  paid in full
                                                                                and in the  event  that,
                                                                                contrary  to the  above,
                                                                                the   holders   of   the
                                                                                Equity       Convertible
                                                                                Debentures    (or,    as
                                                                                applicable,  any  person
                                                                                acting on their  behalf,
                                                                                including   a   trustee)
                                                                                shall     receive    any
                                                                                payment,    distribution
                                                                                or     benefit,      the
                                                                                recipient  thereof shall
                                                                                be  deemed  to hold same
                                                                                on trust  for the  Banks
                                                                                and shall  forthwith pay
                                                                                or   transfer   to   the
                                                                                Banks    any    payment,
                                                                                distribution  or benefit
                                                                                so received;

                                     - 60 -

                                                                         (2)    the  Borrower  shall not
                                                                                be  entitled at any time
                                                                                after the  expiry of any
                                                                                Relevant       Six-Month
                                                                                Period  as  referred  to
                                                                                in     paragraph (ii)(1)
                                                                                above  (including in the
                                                                                event       of       any
                                                                                Proceedings  as referred
                                                                                to    in    subparagraph
                                                                                (1)(A)(II)    of    this
                                                                                paragraph (iii)   above)
                                                                                to make any  payment  in
                                                                                respect      of      any
                                                                                scheduled   payment   to
                                                                                the   holders   of   the
                                                                                Equity       Convertible
                                                                                Debentures    not   made
                                                                                during   such   Relevant
                                                                                Six-Month  Period due to
                                                                                the   operation  of  the
                                                                                opening   paragraph   of
                                                                                (ii)  above  unless  all
                                                                                amounts   then  due  and
                                                                                payable     under    the
                                                                                Finance  Documents shall
                                                                                have  been  paid in full
                                                                                or  a   final   judgment
                                                                                shall  have  been  given
                                                                                in    favour    of   the
                                                                                holders  of  the  Equity
                                                                                Convertible   Debentures
                                                                                in   respect   of   such
                                                                                scheduled payment; and

                                     - 61 -

                                                                         (3)    nothing   contained   in
                                                                                this       paragraph (j)
                                                                                shall  be  construed  as
                                                                                in any way  obliging the
                                                                                Banks  to  refrain  from
                                                                                exercising,  or to delay
                                                                                exercising,   any  right
                                                                                or   remedy   which  the
                                                                                Banks  may have  against
                                                                                the   Borrower,   as   a
                                                                                consequence    of    the
                                                                                occurrence of a Default;

1.1.119.             "PROCEEDING"                       -  means   any   action,   arbitration,   audit,
                                                           hearing,  investigation,  litigation  or suit
                                                           (whether  civil,  criminal,   administrative,
                                                           investigative    or   informal)    commenced,
                                                           brought,  conducted  or heard by or before or
                                                           otherwise  involving,  any Governmental Body,
                                                           arbitrator or mediator;

1.1.120.             "PROJECT"                          -  means   the    project    for   the   design,
                                                           construction  and  operation of Fab 2 and the
                                                           operation   of  Fab 1   and  all   activities
                                                           necessary  for, or  ancillary  to, any of the
                                                           aforegoing,   all  as   contemplated  by  the
                                                           Business Plan;

1.1.121.             "PROPORTION"                       -  means,  in  relation  to a Bank at any  time,
                                                           the proportion  borne by its  Contribution at
                                                           such time to the aggregate  Contributions  at
                                                           such time;

                                     - 62 -

1.1.122.             "QUALIFYING WAFER
                     PREPAYMENT CONTRACT"               -  means  a  Wafer  Prepayment   Contract  which
                                                           includes  all  of the  following  conditions,
                                                           which  conditions  the Borrower shall procure
                                                           shall  not be  varied,  save  with the  prior
                                                           written  consent  of  the  Banks  or  as  set
                                                           forth in clause 16.27.3.1 below:

                                                           (a)    prepayments  (including  credits)  may
                                                                  be  applied  as a  credit  against  no
                                                                  more  than 15%  (fifteen  percent)  of
                                                                  the order  value of any  order  placed
                                                                  under such Wafer Prepayment  Contract;
                                                                  and

                                                           (b)    no  Interest   shall  be  credited  or
                                                                  accrue in  respect  of any  prepayment
                                                                  (including  credit).  For the purposes
                                                                  of  this  clause 1.1.122(b)   Interest
                                                                  ("RIBIT  RAYONIT")  which is  required
                                                                  under  GAAP  to  be  recorded  in  the
                                                                  books of the  Borrower  in  respect of
                                                                  any such  prepayment  or  credit,  but
                                                                  which is not in  practice  credited or
                                                                  otherwise  applied  for the benefit of
                                                                  the counterparty,  shall not be deemed
                                                                  "Interest".

                                                           For the removal of doubt,  nothing  contained
                                                           in the above  definition  shall  prevent  the
                                                           Borrower    from    entering    into    Wafer
                                                           Prepayment    Contracts    which    are   not
                                                           Qualifying Wafer Prepayment Contracts;

1.1.123.             "QUARTER DAY"                      -  means  31 March,  30 June,  30 September  and
                                                           31 December  in any  year and  "QUARTER  DAY"
                                                           means any of them;

1.1.124.             "QUARTERS"                         -  means  each  period  commencing  on  the  day
                                                           after a  Quarter  Day and  ending on the next
                                                           following Quarter Day;

                                     - 63 -

1.1.125.             "QUICKLOGIC"                       -  means QuickLogic  Corporation,  a corporation
                                                           incorporated  under  the  laws  of  Delaware,
                                                           USA;

1.1.126.             [INTENTIONALLY DELETED]

1.1.127.             "REPRESENTATIVE RATE"              -  means,  with  respect to any  currency  other
                                                           than   NIS,   the   representative   rate  of
                                                           exchange of the NIS and such  currency,  last
                                                           published  by the Bank of Israel  immediately
                                                           prior  to the  relevant  date of  payment  or
                                                           calculation  (as the  case  may be)  and,  if
                                                           the Bank of Israel  shall  cease to publish a
                                                           representative  rate,  then any other rate of
                                                           exchange  of  the  NIS  and  such   currency,
                                                           officially  published,  which  comes in place
                                                           of such  representative  rate, last published
                                                           immediately  prior  to the  relevant  date of
                                                           payment or  calculation  (as the case may be)
                                                           and,  in the  absence  of any  such  official
                                                           rate,  then the  average of the  selling  and
                                                           buying  rates of exchange  of such  currency,
                                                           for  NIS  (for   cheques   and   remittances)
                                                           prevailing  at Bank  Hapoalim  and Bank Leumi
                                                           at the end of the  last  Business  Day  prior
                                                           to  the   relevant   date   of   payment   or
                                                           calculation (as the case may be);

1.1.127A.            [INTENTIONALLY DELETED]

1.1.127B.            [INTENTIONALLY DELETED]

1.1.127C.            [INTENTIONALLY DELETED]

1.1.127D.            [INTENTIONALLY DELETED]

1.1.127E.            [INTENTIONALLY DELETED]

1.1.127F.            [INTENTIONALLY DELETED]

1.1.127G.            [INTENTIONALLY DELETED]

1.1.128.             [INTENTIONALLY DELETED]

                                     - 64 -

1.1.129.             [INTENTIONALLY DELETED]

1.1.130.             "SANDISK"                          -  means  Sandisk  Corporation,   a  corporation
                                                           incorporated  under  the  laws  of  Delaware,
                                                           USA;

1.1.131.             [INTENTIONALLY DELETED]

1.1.132.             [INTENTIONALLY DELETED]

1.1.133.             "SECURITY DOCUMENTS"               -  means:

                                                           (a)    the Debenture;

                                                           (b)    each  mortgage,  pledge or  assignment
                                                                  by way of  charge  to be  executed  by
                                                                  the  Borrower  in  favour of the Banks
                                                                  in accordance  with the  provisions of
                                                                  the Debenture;

                                                           (c)    each security  agreement  entered into
                                                                  pursuant  to  the  provisions  of  the
                                                                  Debenture;

                                                           (d)    all   acknowledgments   and   consents
                                                                  required to be  delivered  pursuant to
                                                                  the documents referred to above;

                                                           (e)    any other  agreement or deed from time
                                                                  to time  entered  into by the Borrower
                                                                  in   favour   of  the  Banks  for  the
                                                                  purposes of securing  any  obligations
                                                                  and  liabilities of the Borrower under
                                                                  the Finance  Documents  and in respect
                                                                  of  any  other   Permitted   Financial
                                                                  Indebtedness,  if any, made  available
                                                                  by the Banks to the Borrower; and

                                                           (f)    [INTENTIONALLY DELETED]

                                                           (g)    Outside Investment Undertakings;

                                     - 65 -

1.1.133A.            [INTENTIONALLY DELETED]

1.1.133B.            [INTENTIONALLY DELETED]

1.1.134.             [INTENTIONALLY DELETED]

1.1.135.             "TAX ON OVERALL
                     NET INCOME"                        -  means an  income  tax or  capital  gains  tax
                                                           including income tax on interest;

1.1.136.             "TAXES"                            -  means   all   income    and   other    taxes,
                                                           including,   taxes  or   charges  on  capital
                                                           gains,  profits,  value-added  taxes  and all
                                                           other   taxes  of   whatsoever   nature   and
                                                           levies,   imposts,  duties  (including  stamp
                                                           duty),  charges,  deductions and withholdings
                                                           in  the  nature  of or  on  account  of  tax,
                                                           together    with    Interest    thereon   and
                                                           penalties and fees with respect  thereto,  if
                                                           any, and any  payments  made on or in respect
                                                           thereof  and  "TAX" and  "TAXATION"  shall be
                                                           construed accordingly;

1.1.137.             [INTENTIONALLY DELETED]

1.1.138.             "THREATENED"                       -  a  claim,  Proceeding,   dispute,  action  or
                                                           other  matter  will be  deemed  to have  been
                                                           "Threatened" if either:

                                                           (a)    any demand or statement  has been made
                                                                  in  writing  or any  notice  has  been
                                                                  given in  writing  or any other  event
                                                                  has     occurred    or    any    other
                                                                  circumstance  exists,  that  leads any
                                                                  Named  Officer and  Director  actually
                                                                  to  believe  that such a claim will be
                                                                  filed  or  otherwise  pursued  in  the
                                                                  future; or

                                                           (b)    any demand or statement  has been made
                                                                  in  writing  or orally  or any  notice
                                                                  has been  given in  writing  or orally
                                                                  to  the  effect  that  such  a  claim,
                                                                  Proceeding,  dispute,  action or other
                                                                  matter  will be  asserted,  commenced,
                                                                  taken  or  otherwise  pursued  in  the
                                                                  future;

                                     - 66 -

1.1.139.             "TIC"                              -  means  The   Israel   Corporation   Ltd.,   a
                                                           company   incorporated   under  the  laws  of
                                                           Israel;

1.1.140.             "TOSHIBA"                          -  means   Toshiba   Corporation,    a   company
                                                           incorporated under the laws of Japan;

1.1.141.             "TOSHIBA LICENCE
                     AGREEMENT"                         -  means  the   Technology   Licence   Agreement
                                                           effective  as at  April 7,  2000  between the
                                                           Borrower and Toshiba;

1.1.142.             "TOTAL DEBT"                       -  means, for any Quarter, the sum of:

                                                           (a)    the  Total  Outstandings,  as  at  the
                                                                  last day of such Quarter;

                                                           (b)    the  balance  on the  last day of such
                                                                  Quarter  of  all  Permitted  Financial
                                                                  Indebtedness                     under
                                                                  clauses 1.1.115(b),  (c) and (d),  and
                                                                  under  clause 1.1.115(f) (with respect
                                                                  to (f),  for  periods of over 180 (one
                                                                  hundred   and   eighty)   days,    but
                                                                  including  all  Interest   payable  on
                                                                  Permitted    Financial    Indebtedness
                                                                  referred   to   in   clause 1.1.115(f)
                                                                  (including  in  respect  of periods of
                                                                  180 (one  hundred and eighty)  days or
                                                                  less)  and  any   Interest   or  other
                                                                  amounts  payable  on  account  of such
                                                                  Permitted Financial Indebtedness,

                                                           all of the above  amounts as  determined  and
                                                           certified  as correct by:  (i) the CFO of the
                                                           Borrower,  if  with  respect  to  any  of the
                                                           first  3  (three)  Quarters  of  each  Fiscal
                                                           Year;  and  (ii) the  Auditors,  with respect
                                                           to  the  last  Quarter  of  any  Fiscal  Year
                                                           (that is the Quarter ending December 31st);

                                     - 67 -

1.1.143.             [INTENTIONALLY DELETED]

1.1.144.             "TOTAL OUTSTANDINGS"               -  means,  at any time,  the sum in  Dollars  of
                                                           the Loans at such time;

1.1.145.             "UNPAID SUM"                       -  shall  bear  the  meaning  assigned  to  such
                                                           term in clause 18.1 below;

1.1.146.             "WAFER PREPAYMENT
                     CONTRACT"                          -  means    a    wafer-manufacturing    contract
                                                           between  the  Borrower  and a wafer  customer
                                                           and/or  designer  pursuant to which  contract
                                                           such wafer  customer  and/or  designer  shall
                                                           have  paid  the   Borrower   in  advance  for
                                                           wafers  to be  manufactured  by the  Borrower
                                                           at  Fab 2  for  such  wafer  customer  and/or
                                                           designer   (including,   in   the   case   of
                                                           Sandisk,  Alliance  and  Macronix,  by way of
                                                           receipt  of  credits  against   payments  for
                                                           shares  or  otherwise)  and,  under the terms
                                                           of such contract,  the wafer customer  and/or
                                                           designer   shall   be   entitled   to   claim
                                                           reimbursement     ("reimbursement"--for    the
                                                           purpose of this  clause--not  to  include  the
                                                           credit of such  prepayment  against  purchase
                                                           of  Paid-in   Equity  of  the   Borrower   or
                                                           against  payments  of  invoices in respect of
                                                           wafers)  of  such  advance  payment  (or  any
                                                           part  thereof)  only in the  event  that such
                                                           wafers  are  not,  due  to the  fault  of the
                                                           Borrower,  manufactured  in  accordance  with
                                                           the    timetable    specified    under   such
                                                           prepayment contract for such manufacture;

                                     - 68 -

1.1.147.             "WARRANTS"                         -  means  those  warrants  to acquire  shares of
                                                           the  Borrower  issued by the  Borrower to the
                                                           Banks  (or  their   respective   nominees  or
                                                           Affiliates)  as  listed  in  SCHEDULE 1.1.147
                                                           hereto  as  well  as any  other  warrants  to
                                                           acquire  shares  of the  Borrower  issued  by
                                                           the   Borrower   to  the   Banks   (or  their
                                                           respective   nominees  or  Affiliates)   from
                                                           time to time.

1.1.148.             [INTENTIONALLY DELETED]

1.2. CLAUSE HEADINGS/TABLE OF CONTENTS

     Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this
     Agreement.

1.3. INTERPRETATION

     In this Agreement, unless the context otherwise requires:

     1.3.1. references to clauses and Schedules are to be construed as references to the clauses of, and Schedules to, this Agreement and references to this Agreement include its Schedules. For the removal of doubt, Schedules to this Agreement which have not been deleted and which are not attached (whether on the date hereof or on the Amendment
          Closing Date) to this Agreement shall remain effective in their respective forms as applicable immediately prior to the Amendment
          Closing Date;

     1.3.2. references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as amended in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties;

     1.3.3. words importing the plural shall include the singular and VICE
          VERSA;

     1.3.4. "AFFILIATE" means, with respect to any person, mean any company which controls, is controlled by, or under common control with, such person; "CONTROL" shall in this clause 1.3.4 and in clause 1.3.10 below bear the meaning assigned to such term in Section 1 of the
          Securities Law, 1968;

                                     - 69 -

     1.3.5. "BANKS" shall be construed so as to include any subsequent permitted successors, transferees and permitted assigns of a Bank in accordance with their respective interests pursuant to clause 25 below;

     1.3.6. the "EQUIVALENT" on any given date in one currency (the "FIRST
          CURRENCY") of an amount denominated in another currency (the "SECOND
          CURRENCY") means the amount of the first currency which could be purchased with the amount of the second currency at: (i) in the case that one of the two relevant currencies is NIS, the Representative
          Rate for the other currency; or (ii) in the case that neither of the relevant currencies is NIS, the rate equal to a fraction, the numerator of which is the Representative Rate of the second currency and the denominator of which is the Representative Rate of the first currency;

     1.3.7. "INCLUDING" and "INCLUDES" means including, without limiting the generality of any description preceding such terms;

     1.3.8. a "LAW" includes any Israeli statute, law, regulation, treaty, rule, official directive, request or guideline of any governmental, fiscal, monetary or regulatory body, agency, department or regulatory, self-regulatory or other authority or organisation, including, the position (guidelines) of the Examiner of Banks with respect to proper conduct of bank affairs ("HORA'OT NIHUL BANKAI Takin") or any interpretation of any of the aforegoing by the Examiner of Banks (all the above whether or not having the force of law, but if not having the force of law, being one with which it is the practice of banks to comply);

     1.3.9. a "PERSON" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) or two or more of the aforegoing;

     1.3.10. "SUBSIDIARY" of a person means any company which is directly or indirectly controlled by such person;

     1.3.11. "US $", "UNITED STATES DOLLARS", "US DOLLARS" and "DOLLARS" denote the lawful currency of the United States of America; and "NIS" and
          "NEW ISRAEL SHEQELS" denote the lawful currency of Israel;

                                     - 70 -

     1.3.12. "VAT" shall be construed as a reference to Israeli value added tax, including any similar Israeli Tax which may be imposed in place thereof from time to time;

     1.3.13. the "WINDING-UP", "DISSOLUTION" or "ADMINISTRATION" of a company or corporation shall be construed so as to include any equivalent or analogous Proceedings under the law of the jurisdiction in which such company or corporation is incorporated or any jurisdiction in which such company or corporation carries on business, including the seeking of liquidation, winding-up, reorganisation, dissolution,
          administration, arrangement, adjustment, protection or relief of debtors;

     1.3.14. all accounting expressions which are not otherwise defined herein shall be construed in accordance with GAAP. Save as expressly stated
          otherwise, each of "Debt Service", "EBITDA", "Excess Cash Flow",
          "Sales" and "Total Debt" for any period, shall be determined from the consolidated Accounts for the relevant period or for the periods comprising such period, or, if not included in the Accounts, shall be determined from a certificate signed by the Auditors delivered to the
          Banks together with the Accounts;

     1.3.15. any reference in this Agreement to a law shall be construed as a reference to such law as the same may have been, or may from time to time be, amended or re-enacted.

2.   THE LOANS

     2.1. LOANS TO THE BORROWER

          The principal amount of the Loans outstanding immediately prior to the conversions referred to below taking place on the Amendment Closing
          Date was US $526,693,001 (five hundred and twenty-six million, six hundred and ninety-three thousand and one United States Dollars). The principal amount of the Loans outstanding and owing by the Borrower to the Banks as at the Amendment Closing Date (after conversion by each
          Bank of US $79,000,000 (seventy-nine million United States Dollars) of its Loans to the Borrower into US $39,500,000 (thirty-nine million, five hundred thousand United States Dollars) of capital notes convertible into 25,986,842 (twenty-five million, nine hundred and eighty-six thousand, eight hundred and forty-two) shares) (subject to the adjustments set forth in the capital notes) is US $368,693,001
          (three hundred and sixty eight million, six hundred and ninety-three thousand and one United States Dollars), of which US $184,348,255 (one hundred and eighty-four million, three hundred and forty-eight thousand, two hundred and fifty-five United States Dollars) is owed to
          Bank Hapoalim and US $184,344,746 (one hundred and eighty four million, three hundred and forty-four thousand, seven hundred and forty-six United States Dollars) is owed to Bank Leumi.

                                     - 71 -

     2.2. BANKS' OBLIGATIONS SEVERAL

          The obligations of each of the Banks under this Agreement shall be several; accordingly, the failure of a Bank to perform its obligations under this Agreement shall not result in: (1) the obligations of any other Bank being increased; nor (2) the Borrower being discharged (in whole or in part) from its obligations under this Agreement towards a
          Bank (without derogating from rights and remedies the Borrower may have against the Bank in breach) and in no circumstances shall a Bank have any responsibility for a failure of another Bank to perform its obligations under this Agreement.

     2.3. LIMITS ON YEN, EURO AND POUND STERLING CREDITS

          [INTENTIONALLY DELETED]

     2.3. BANKS' RIGHTS SEPARATE

          The rights of each Bank under or in connection with the Finance
          Documents are separate and independent rights and any debt arising under the Finance Documents to a Bank from the Borrower shall be a separate and independent debt.

     2.4. SEPARATE ENFORCEMENT BY BANKS

          A Bank may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

                                     - 72 -

3.   PURPOSE--INTENTIONALLY DELETED

     3.1. PURPOSE OF ADVANCES AND LOANS

          [INTENTIONALLY DELETED]

     3.2. PURPOSE OF L/CS

          [INTENTIONALLY DELETED]

     3.3. PURPOSE OF PERMITTED HEDGING TRANSACTIONS

          [INTENTIONALLY DELETED]

     3.4. NO OBLIGATION TO MONITOR

          [INTENTIONALLY DELETED]

4.   CONDITIONS PRECEDENT--INTENTIONALLY DELETED

     [INTENTIONALLY DELETED]

5.   AVAILABILITY OF CREDITS--INTENTIONALLY DELETED

     5.1. AVAILABILITY

          [INTENTIONALLY DELETED]

     5.2. ADVANCES

          [INTENTIONALLY DELETED]

     5.3. LETTERS OF CREDIT

          [INTENTIONALLY DELETED]

     5.4. HEDGING

          [INTENTIONALLY DELETED]

     5.5. APPLICATIONS TO ALL BANKS

          [INTENTIONALLY DELETED]

                                     - 73 -

6.   REPAYMENT

     6.1. REPAYMENT OF LOANS

          The Borrower shall repay to each Bank its Proportion of the Loans by way of 12 (twelve) equal consecutive quarterly instalments, payable on the last Business Day of each Quarter, the first such instalment in respect of the Loans to be paid on September 30, 2009 and the last such instalment to be paid on the Final Maturity Date.

     6.2. PAYMENT OF ALL OTHER SUMS DUE ON THE FINAL MATURITY DATE

          On the Final Maturity Date, the Borrower additionally shall pay to the
          Banks all other sums then outstanding under the Finance Documents.

     6.3. REPAYMENT IN US DOLLARS

          For the removal of doubt, each Loan, as well as all Interest thereon, shall be repaid in US Dollars.

     6.4. REPAYMENTS TO PAYMENTS ACCOUNTS

          Subject to clause 20.1 below, all repayments as aforesaid shall be made by transfer to each Bank to their respective Project Accounts.

     6.5. NO REBORROWING

          The Borrower shall not be entitled to reborrow any part of the Loan which is repaid.

     6.6. NO COMMITMENTS

          For the removal of doubt, the Borrower has no rights to borrow any amount, nor to obtain any other form of credit or Indebtedness from the Banks (whether in respect of Hedging Transactions, letters of credit or in any other form) under this Agreement.

7.   VOLUNTARY PREPAYMENT

     7.1. VOLUNTARY PREPAYMENT

          Subject to clause 7.9 below, the Borrower may, in the manner and subject to the terms and conditions set out in this clause 7 below, if it has given to the Banks not less than 25 (twenty-five) Business
          Days' advance written notice to such effect, make a prepayment to each
          Bank of its Proportion of the Loans, in each case on an Interest
          Payment Date, provided that, the aggregate amount of each such prepayment (principal) (for all Banks), shall not be less than US
          $10,000,000 (ten million United States Dollars).

                                     - 74 -

     7.2. NOTICE OF PREPAYMENT

          Any notice of prepayment given by the Borrower pursuant to clause 7.1 above shall be irrevocable, shall specify the Interest Payment Date upon which such prepayment is to be made and the amount of such prepayment and shall oblige the Borrower to make such prepayment on such date. A prepayment of any Loan shall be made in the currency of the Loan.

     7.3. NO OTHER PREPAYMENTS

          The Borrower shall not prepay any part of any Loan except in accordance with the aforegoing in this clause 7 or clause 8 below.

     7.4. NO REBORROWING

          The Borrower shall not be entitled to reborrow any amount repaid or prepaid on account of any Loan.

     7.5. PREPAYMENT COMMISSIONS

          The Borrower shall pay to the Banks, in their respective Proportions, on the date of prepayment in accordance with this clause 7 above, a commission of 0.25% (nought point two five percent) of the amount
          (principal) prepaid, unless the prepayment is of the entire Total
          Outstandings, in which event the commission shall be 0.125% (nought point one two five percent) of the amount (principal) prepaid.

     7.6. PREPAYMENT TO PAYMENTS ACCOUNT

          Subject to clause 20.1 below, all prepayments as aforesaid shall be made by transfer to each Bank to their respective Project Accounts
          (Hapoalim Project Account or BLL Project Account) their respective
          Proportions of each such prepayment.

                                     - 75 -

     7.7. PREPAYMENTS TOGETHER WITH INTEREST AND OTHER SUMS OWED

          All prepayments shall be made together with all accrued Interest on the amount prepaid and all other sums due in respect of the amount prepaid.

     7.8. CANCELLATION

          [INTENTIONALLY DELETED]

     7.9. LIMITS ON PREPAYMENT

          Notwithstanding anything to the contrary in this clause 7, the
          Borrower shall not be entitled to make a voluntary prepayment pursuant to this clause 7, unless:

          7.9.1. the Banks are reasonably satisfied that the Borrower has sufficient funds available from sources permitted under this
               Agreement to perform the Project in accordance with the Business
               Plan; and

          7.9.2. in the case of prepayments, such prepayments are made only from:

               (a)  proceeds of investments in the Paid-in Equity of the
                    Borrower or proceeds of investments in exchange for equity equivalent capital notes in the form issued to TIC on or
                    about the Amendment Closing Date;

               (b)  the proceeds of the issue of convertible bonds (convertible into irredeemable share capital); provided that: (i) such
                    convertible bonds shall constitute Permitted Subordinated
                    Debt; and (ii) the cost of the Project shall not be
                    increased in any way by reason of the issue of such
                    convertible bonds; provided further that, in the event only that such prepayment is of all amounts payable by the
                    Borrower under the Finance Documents and at the time of such prepayment no Bank shall be under any obligation under any
                    Finance Document to provide any Financial Indebtedness to
                    the Borrower, the conditions set out in paragraphs (i) and
                    (ii) above shall not be applicable; or

               (c)  cumulative Excess Cash Flow as at the end of the Quarter preceding the Quarter in which such prepayment is made.

                                     - 76 -

     7.10. CURRENCY FOR PREPAYMENT

          A prepayment of a Loan shall be made in the currency of such Loan.

     7.11. SELECTION OF INSTALMENTS FOR VOLUNTARY PREPAYMENT

          Any prepayment shall be applied to those repayment instalments in respect of the Loans as selected by the Borrower in the relevant prepayment notice given pursuant to clause 7.1 above; for the removal of doubt, the prepayments to each of the Banks shall be applied to the same instalments of the Loans for each Bank.

     7.12. PREPAYMENT PURSUANT TO CLAUSE 6.1.1

          [INTENTIONALLY DELETED]

8.   MANDATORY PREPAYMENT

     8.1. MANDATORY PREPAYMENT

          Unless the Banks shall, in any particular case, otherwise direct in writing, subject to the last sentence of this clause 8.1, all the following amounts shall be deposited in a Project Account immediately on receipt thereof (such deposit not to be withdrawn) and shall be applied in mandatory prepayment to each Bank of its Proportion of the
          Loans on the first Interest Payment Date after receipt of such amounts by the Borrower:

          8.1.1. all proceeds from time to time received under the Insurance
               Policies, in excess of US $5,000,000 (five million United States
               Dollars) in aggregate (other than under Insurance Policies in respect of liability of the Borrower to third parties or of liability of the Borrower for damage to property of third
               parties), unless such proceeds are received in respect of damage to Fab 1 or Fab 2 or any other equipment used in Fab 1 or Fab 2 and may be applied, through utilisation of such proceeds, to repair the Fab 1 or Fab 2 buildings, as applicable, or to repair or replace such equipment or otherwise purchase equipment or technology for Fab 1 or Fab 2 in accordance with the Business
               Plan, without resulting in a Material Adverse Effect or delaying the completion of Fab 2 in accordance with the Business Plan by more than 6 (six) months;

                                     - 77 -

          8.1.2. [INTENTIONALLY DELETED]

          8.1.3. all proceeds from time to time received by the Borrower in connection with the nationalisation, expropriation or requisition for title of Fab 2 or any other part of the Borrower's assets;

          8.1.4. [INTENTIONALLY DELETED]

          8.1.5. without derogating from clause 16.24 below, if the Borrower sells, transfers, lends, leases, licenses or otherwise disposes of any of its assets (including Intellectual Property Assets and/or securities the Borrower holds (directly or indirectly) in any Subsidiary or other corporation (for the removal of doubt, subject to any such disposal being permitted under the Finance
               Documents)), the Borrower shall prepay an amount equal to the Net
               Proceeds resulting from such sale, transfer, loan, lease, licence or disposal (provided such Net Proceeds are greater than US
               $5,000,000 (five million United States Dollars) or its equivalent and, when aggregated with any other Net Proceeds received during the Fiscal Year in which the relevant Net Proceeds are received, exceed an aggregate amount equal to US $10,000,000 (ten million
               United States Dollars) or its equivalent).

          The provisions of clauses 8.1.3 and 8.1.5 above shall not apply in respect of amounts which the Borrower confirms to the Banks in writing are to be applied in respect of the Project in accordance with the
          Business Plan (including in bringing forward the making of investments which, in accordance with the Business Plan, are to be made at future dates).

     8.2. NO REBORROWING OF MANDATORY PREPAYMENT

          The Borrower shall not be entitled to reborrow any amount mandatorily prepaid in accordance with this clause 8 above.

     8.3. ACCOUNT OF MANDATORY PREPAYMENT

          Subject to clause 20.1 below, all mandatory prepayments as aforesaid shall be made by transfer thereof to the respective Project Accounts
          (Hapoalim Project Account or BLL Project Account).

                                     - 78 -

     8.4. MANDATORY PREPAYMENT TOGETHER WITH INTEREST AND OTHER SUMS OWED

          Any mandatory prepayment shall be made together with all accrued
          Interest on the amount prepaid and all other sums due in respect of the amount prepaid.

     8.5. CURRENCY FOR MANDATORY PREPAYMENT

          A mandatory prepayment on account of an instalment of a Loan shall be made in the currency of such Loan.

     8.6. SCHEDULE FOR MANDATORY PREPAYMENT

          Any prepayment shall be applied to the repayment instalments in respect of the Loans in reverse order (that is, shall be deemed first to be made on account of the last repayment instalment, then the second last, and so on and so forth).

9.   INTEREST

     9.1. INTEREST RATE

          The rate of Interest applicable to the Loans in respect of each
          Interest Period shall be the sum of: (a) the rate per annum determined by the Banks to be LIBOR on the Interest Determination Date for such
          Interest Period; and (b) 1.1% (one point one percent) per annum.
          Subject to the effectiveness of the amendment and restatement of this
          Agreement on the Amendment Closing Date the rate of Interest set forth in (b) above, as it applies to the principal amount of the Loans outstanding immediately prior to the conversions referred to in clause
          2.1 ("THE LOAN CONVERSION"), shall be deemed to have taken effect from
          May 17, 2006. The Banks and the Borrower record that the outstanding loan and percentage previously set forth in (b) above were US
          $526,693,001 (five hundred and twenty-six million, six hundred and ninety-three thousand and one United States Dollars) and 2.5% (two point five percent), respectively. An amount equal to the amounts actually paid by the Borrower to the Banks on the Interest Payment
          Date (or, if applicable Interest Payment Dates), falling between May
          17, 2006 and the Amendment Closing Date on account of Interest in respect of the period commencing on May 17, 2006 in excess of Interest for such period at the rate of LIBOR plus 1.1% (one point one percent)
          per annum, shall be paid by the Banks to the Borrower within 5 (five)
          Business Days following the Amendment Closing Date.

                                     - 79 -

     9.2. ACCRUAL OF INTEREST

          Interest as aforesaid in clause 9.1 above in respect of the Loans shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a 360 (three hundred and sixty)
          day year.

     9.3. PAYMENT OF INTEREST

          All Interest accrued as aforesaid in clause 9.2 above on the Loans shall be paid on each Interest Payment Date and on the Final Maturity
          Date. Subject to clause 20.1 below, the Borrower shall pay to each
          Bank all Interest payable as aforesaid into such Bank's Project
          Account.

     9.4. CERTAIN COMPENSATORY PAYMENTS

          As compensation to the Banks for the reduction in the rate of Interest reflected in clause 9.1 above, the Borrower agrees as follows:

          9.4.1. If every reported closing share price of the Borrower's shares on the Nasdaq Stock Market (or on such other stock exchange or quotation system in the United States on which the Borrower's shares are listed or admitted for quotation in the event the
               Borrower's shares are not listed on the Nasdaq Stock Market ("A
               SALE PRICE")) on every trading day during the six month period commencing on July 1, 2010 and ending on December 31, 2010 ("THE
               DETERMINATION PERIOD") exceeds US $3.49 (three United States
               Dollars and forty-nine cents), as such price shall be adjusted to take into account all subdivisions of shares (including stock splits) and combinations of shares into a smaller numbers of shares (including reverse stock splits) ("THE MINIMUM PRICE"), the Borrower shall, within 30 (thirty) days of the end of the
               Determination Period, subject to clause 9.4.6 below: (a) issue and allot to the Banks (or their respective nominees), the aggregate number of shares of the Borrower that equals US
               $11,936,436 (eleven million, nine hundred and thirty six thousand four hundred and thirty six United States Dollars) ("THE CLAUSE
               9.4.1 AMOUNT") divided by the average closing price of the
               Borrower's shares on the Nasdaq Stock Market (or on such other stock exchange or quotation system in the United States on which the Borrower's shares are listed or admitted for quotation in the event the Borrower's shares are not listed on the Nasdaq Stock
               Market) during the fourth Quarter of 2010 ("THE AVERAGE CLOSING
               PRICE") with each Bank (or its nominee) receiving its Proportion of such shares; or (b) at the election of any Bank not wishing to receive shares, issue to such Bank (or its nominee) equity equivalent convertible capital notes in a principal amount equal to such Bank's Proportion of the Clause 9.4.1 Amount and in the form, MUTATIS MUTANDIS, of the capital note issued to such Bank or its nominee on or about the Amendment Closing Date (or, if no such capital note was issued, in form and substance satisfactory to such Bank) which capital notes are convertible into such number of shares of the Borrower as shall be equal to such Bank's
               Proportion of the Clause 9.4.1 Amount divided by the Average
               Closing Price, subject to the adjustments set forth in the capital note, such capital notes being fully convertible, at any time, in whole or in part, and fully transferable, at any time, in whole or in part. Whenever the Minimum Price is required to be adjusted pursuant to this clause 9.4.1 or clause 9.4.2 below, the
               Borrower shall promptly prepare a certificate, in form and substance satisfactory to the Banks, signed by the Chief
               Financial Officer of the Borrower, setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Minimum Price after giving effect to such adjustment.

                                     - 80 -

          9.4.2. Should any Sale Price during the Determination Period not exceed the Minimum Price, the Borrower shall, within 30 (thirty)
               days following the end of the Determination Period, subject to clause 9.4.6 below: (a) issue and allot to the Banks (or their respective nominees) the aggregate number of shares of the
               Borrower that equals US $23,872,872 (twenty three million, eight hundred and seventy two thousand eight hundred and seventy two
               United States Dollars) ("THE CLAUSE 9.4.2 AMOUNT") divided by the
               Average Closing Price, with each Bank (or its nominee) receiving its Proportion of such shares; or (b) at the election of any Bank not wishing to receive shares, issue to such Bank (or its
               nominee) equity equivalent convertible capital notes in a
               principal amount equal to such Bank's Proportion of the Clause
               9.4.2 amount in the form, MUTATIS MUTANDIS, of the capital note issued to such Bank (or its nominee) on or about the Amendment
               Closing Date (or, if no such capital note was issued, in form and substance satisfactory to such Bank) which capital notes are convertible into such number of shares of the Borrower as shall be equal to such Bank's Proportion of the Clause 9.4.2 Amount divided by the Average Closing Price, subject to the adjustments set forth in the capital note, such capital notes being fully convertible, at any time, in whole or in part, and fully
               transferable, at any time, in whole or in part.

                                     - 81 -

          9.4.3. If any Sale Price during the Determination Period shall not exceed the Minimum Price, the Borrower shall promptly, but not later than 3 (three) Business Days after the end of the
               Determination Period, give written notice thereof to the Banks.

          9.4.4. If every Sale Price on every trading day during the
               Determination Period exceeds the Minimum Price, the Borrower shall provide the Banks, by no later than 5 (five) days after the end of the Determination Period, a table setting forth the Sale
               Price of the Borrower's shares on every trading day during the
               Determination Period, certified as correct by the Chief Financial
               Officer of the Borrower, who shall further certify that the Sale
               Price on every trading day during the Determination Period exceeded the Minimum Price, all in form and substance
               satisfactory to the Banks.

          9.4.5. No fractional shares will be issued in connection with any share issuance pursuant to clause 9.4.1 or 9.4.2 above, but in lieu of such fractional shares, the Borrower shall make a cash payment therefor on the basis of the Average Closing Price.

          9.4.6. Notwithstanding anything to the contrary in this clause 9.4, it shall be a condition to the Borrower's issuance of shares (or, at the election of any Bank, capital notes) to the Banks pursuant to clause 9.4.1 or 9.4.2 above that: (a) no Default or Event of
               Default has occurred; (b) no law (including foreign laws or interpretations by foreign Governmental Bodies) prohibits any
               Bank from acquiring its Proportion of such shares or capital notes or restricts such Bank's ability to indefinitely hold such shares or capital notes; and (c) all of the Borrower's agreements with each of the Banks or their respective nominees with respect to such Bank's investment in the shares, or in securities
               convertible into or exercisable for shares, of the Borrower, including any investment and registration rights agreements
               (collectively, "THE EQUITY DOCUMENTS"), shall be in full force and effect and the Borrower shall not be in default of any of its obligations under any of the Equity Documents. In the event that any of the above conditions shall not be met, then, instead of issuing shares (or capital notes), the Borrower shall pay the
               Clause 9.4.1 Amount or the Clause 9.4.2 Amount, as applicable (as the same may be adjusted pursuant to clause 9.4.7 below, if applicable) in cash by paying each Bank's Proportion of such aggregate amount into such Bank's Project Account on the 30th
               (thirtieth) day following the end of the Determination Period.

                                     - 82 -

          9.4.7. Notwithstanding anything to the contrary in this clause 9.4, in the event that: (i) clause 9.4.2 shall apply; and (ii) at any time prior to the end of the Determination Period a Bank (or its nominee) shall sell shares of the Borrower issued to such Bank
               (or its nominee) pursuant to the Loan conversion described in clause 2.1 above ("THE CONVERSION SHARES") at a price per share that exceeds the Minimum Price ("THE SOLD SHARES"), then the compensation payable to such Bank under this clause 9.4 shall be as follows: (a) with respect to the compensation payable to such
               Bank under clause 9.4.2 above, the Clause 9.4.2 Amount shall be deemed to be an amount equal to the Clause 9.4.2 Amount
               multiplied by a percentage equal to 100 (one hundred) minus the
               Percentage Sold; and (b) notwithstanding that clause 9.4.2 is applicable, the Bank shall also be entitled to compensation under clause 9.4.1, provided that the Clause 9.4.1 Amount shall be deemed to be an amount equal to the Clause 9.4.1 Amount
               multiplied by the Percentage Sold. As used in this clause 9.4.7 the term "PERCENTAGE SOLD" means the Sold Shares expressed as a percentage of the Conversion Shares, as the Sold Shares and the
               Conversion Shares shall be adjusted to reflect any subdivisions or combinations of shares occurring between the Amendment Closing
               Date and the end of the Determination Period. For the avoidance of doubt, sales by a Bank of shares that are not Conversion
               Shares, including shares issuable upon the exercise of any
               Warrants granted or to be granted to any Bank or its nominee, shall not be taken into account for the purposes of this clause
               9.4.7.

                                     - 83 -

          9.4.8. All issuances of shares or capital notes, as the case may be, in accordance with this clause 9.4 above, shall be made in accordance with the terms of the respective Equity Documents and, without limiting the generality of the foregoing, all
               Governmental Authorisations, third party consents, certificates and legal opinions to be delivered and all such other actions to be taken by the Borrower under the Equity Documents in connection with the issue of such shares or capital notes, as the case may be, shall be so delivered and taken by the Borrower by not later than 30 (thirty) days after the end of the Determination Period.

          9.4.9. Notwithstanding anything to the contrary in this clause 9.4, should the Borrower prepay any of the Loans in conformity with clause 7 or clause 8 above prior to the last Interest Payment
               Date in the Determination Period, then the 9.4.1 Amount and/or the 9.4.2 Amount, as applicable, shall be multiplied by a
               fraction, the numerator of which shall be 4.625 (four point six two five) (which is the average life ("MESHECH HAYIM MEMUTZA") of the Loans in years calculated as from May 17, 2006 through the
               Final Maturity Date, assuming no prepayments) ("THE ORIGINAL
               AVERAGE LIFE") as such Original Average Life shall be adjusted to reflect such prepayment and the denominator of which shall be
               4.625 (four point six two five). On the date of any such
               prepayment by the Borrower, the Borrower shall deliver a
               certificate, in form and substance satisfactory to the Banks, signed by the Chief Financial Officer setting forth, in
               reasonable detail, the adjusted average life ("MESHECH HAYIM
               MEMUTZA") of the Loans in years reflecting such prepayment as aforesaid.

10.  SUBSTITUTE INTEREST RATES

     If and whenever, at any time prior to the commencement of any Interest
     Period:

     10.1. by reason of changes affecting the Eurodollar Interbank market, the
          Banks shall have determined that, due to circumstances beyond their control, adequate means do not exist for ascertaining LIBOR during such Interest Period; or

                                     - 84 -

     10.2. deposits in US Dollars are not available to any of the Banks in the
          London Interbank market in the Ordinary Course of Business in sufficient amounts to fund the Loans for such Interest Period or there shall be no objective possibility for the Banks to fund the then outstanding balance of the Loans or any of them in US Dollars,the
          Banks shall forthwith give notice ("A DETERMINATION NOTICE") of such event to the Borrower (a Determination Notice to contain particulars of the relevant circumstances giving rise to its issue) and, notwithstanding the provisions of clause 9 above, the Banks shall offer the Borrower an alternative basis ("THE SUBSTITUTE BASIS") for the determination of the relevant Interest rate for such Interest
          Period, the Substitute Basis to be binding upon the Borrower and to take effect in accordance with its terms from the commencement of the relevant Interest Period. If the Borrower determines that it does not wish to continue the relevant Loans under the Substitute Basis, it shall so notify the Banks within 90 (ninety) days of receipt of the
          Banks' notice specifying such Substitute Basis, whereupon the outstanding balance of the principal amount of the relevant Loans, together with all accrued Interest thereon, as well as all other amounts in respect thereof, shall become immediately due and payable.

11.  COMMISSIONS, FEES AND EXPENSES

     11.1. FRONT END FEE

          [INTENTIONALLY DELETED]

     11.2. COMMITMENT COMMISSION

          [INTENTIONALLY DELETED]

     11.3. LEGAL AND OTHER COSTS

          The Borrower shall pay to the Banks on demand:

          11.3.1. all costs and expenses (including legal fees for external counsel and out-of-pocket expenses) incurred by the Banks in connection with: (i) the performance of all legal due diligence inquiries as the Banks have required or shall require with respect to the Project and the proposed transactions in
               connection therewith; (ii) the negotiation, preparation and execution of this Agreement and the other Finance Documents and the completion of the transactions herein contemplated; and (iii)
               assignment or participation pursuant to clause 25 below; all subject, with respect to legal fees, to such limits and/or tariffs as have been or may be agreed, from time to time, between the Banks and the Borrower in writing;

                                     - 85 -

          11.3.2. all expenses (including legal fees and out-of-pocket expenses)
               incurred by the Banks (or any of them) in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under, this Agreement or any of the other Finance
               Documents or otherwise in respect of the moneys owing under this
               Agreement, together with Interest at the rate referred to in clause 18 below from the date on which the payment of such expenses was demanded by the Banks until the date of payment
               (after as well as before judgment).

     11.4. CONSULTANTS

          The Borrower shall, in accordance with the letters of engagement with each of the Consulting Engineer, Insurance Adviser and Bank Adviser,
          retain the following experts: the Consulting Engineer, the Insurance
          Adviser and the Bank Adviser, to advise and act on behalf of the Banks and the Borrower in respect of the Project, including to perform on behalf of the Banks such financial, insurance and technical due diligence inquiries, review, analysis and monitoring as the Banks may require in connection with the Project, as well as, in the case of the
          Consulting Engineer, to perform all those functions referred to in this Agreement, in the case of the Insurance Adviser, to provide the
          Insurance Report and, in the case of the Bank Adviser, to monitor, review and analyse the financial information received by the Banks from the Borrower pursuant to this Agreement and any of the Finance
          Documents. The Borrower shall pay all fees of such experts, such fees to be payable in accordance with the tariffs agreed to between the
          Borrower and such experts.

     11.5. STAMP DUTIES AND LIKE TAXES

          The Borrower shall pay all stamp, documentary, registration or other like duties or Taxes (including any such duties or Taxes payable by the Banks) imposed on or in connection with this Agreement, the
          Facility and any of the Finance Documents.

     11.6. OTHER COMMISSIONS, FEES AND EXPENSES

          Nothing in this clause 11 shall be construed as derogating from the obligations of the Borrower to pay the Banks other commissions, fees and reasonable expenses usually payable to banks in connection with regular, day-to-day banking transactions performed in connection with the Facility and which are not specifically provided for herein.

                                     - 86 -

     11.7. CURRENCY FOR PAYMENT

          All sums payable by the Borrower under this clause 11 shall be payable in the currency in which such sums were incurred by the relevant Bank.

     11.8. VAT

          All fees and expenses referred to in this clause 11 are exclusive of any VAT or any other Taxes which might be charged in connection with such fees and expenses. If any VAT or other such Tax is so chargeable, it shall be paid by the Borrower at the same time as it pays the relevant fees and expenses.

12.  TAXES

     12.1. TAXES

          All payments to be made by the Borrower to the Banks shall be made free and clear of and without deduction for or on account of Tax, unless the Borrower is required by law to make such payment subject to the deduction or withholding of Tax, in which case (save where such deduction or withholding is in respect of Tax on Overall Net Income of a Bank and the Borrower shall have delivered to such Bank a receipt as referred to in clause 12.3 below, simultaneously with the making of the payment from which such Tax deduction has been made) the sum payable by the Borrower in respect of which such deduction or withholding is required to be made shall be increased, to the extent necessary, to ensure that after the making of the required deduction or withholding, such Bank receives and retains (free from any liability in respect of any such deduction or withholding), a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made, provided that the aforesaid shall not apply with respect to any Taxes
          (including, for the removal of doubt, Tax on Overall Net Income) of the Banks in connection with the issuance of any shares, Warrants or capital notes of the Borrower or the exercise or conversion thereof.

     12.2. NOTIFICATION OF TAXES

          If, at any time, the Borrower is required by law to make any deduction or withholding from any sum payable by it hereunder, the Borrower shall, as soon as reasonably practicable, notify the relevant Bank.

                                     - 87 -

     12.3. PAYMENT AND SUBMISSION OF RECEIPT

          If the Borrower makes any payment hereunder in respect of which it is required to make any deduction or withholding, it shall pay the full amount required to be deducted or withheld to the relevant taxation or other authority within the time allowed for such payment under applicable law and shall deliver to the relevant Bank, as soon as reasonably practicable after it has made such payment to the applicable authority, an original receipt (or a certified copy thereof) issued by such authority evidencing the payment to such authority of all amounts so required to be deducted or withheld in respect of such payment.

     12.4. TAX SAVING

          12.4.1. In the event that following the imposition of any Tax on any payment by the Borrower in consequence of which the Borrower is required, under clause 12.1, to pay any additional amount in respect thereof, any Bank shall, in its sole opinion and based on its own interpretation of any relevant laws or regulations (but acting in good faith), receive or be granted a repayment of Tax, or a credit against, or remission for, or deduction from, or in respect of, any Tax payable by it (any of the aforegoing, to the extent so reasonably identifiable and quantifiable, being
               referred to as "A SAVING"), such Bank shall, to the extent that it can do so without prejudice to the retention of the relevant saving and subject to the Borrower's obligation to repay the amount to such Bank, if the relevant saving is subsequently disallowed or cancelled (which repayment shall be made promptly on receipt of notice by the Borrower from such person of such disallowance or cancellation), reimburse the Borrower promptly after receipt of such saving by such Bank with such amount equal to the lower of: (i) the additional amount paid by the Borrower in respect of such Tax under clause 12.1 as aforesaid; and (ii)
               such amount as such Bank shall, in its sole opinion but in good faith, have concluded to be the finally determined amount or value of the relevant saving.

          12.4.2. Nothing contained in this Agreement shall interfere with the right of any Bank to arrange its Tax and other affairs in
               whatever manner it thinks fit and, in particular, no Bank shall be under any obligation to claim relief from Tax on its corporate profits, or from any similar Tax liability, in respect of the
               Tax, or to claim relief in priority to any other claims, reliefs, credits or deductions available to it or to disclose details of its Tax affairs. No Bank shall be required to disclose any confidential information relating to the organisation of its affairs.

                                     - 88 -

          12.4.3. Each Bank will notify the Borrower promptly of the receipt by such Bank of any saving and of such Bank's opinion as to the amount or value of that saving.

     12.5. VAT

          The Borrower shall pay to the Banks all VAT, if any, payable in respect of any payment to be made by the Borrower to the Banks under this Agreement or under any other Finance Document.

13.  INCREASED COSTS

     13.1. INCREASED COSTS

          Subject to clause 13.2 below, if by reason of any change in, or the introduction of, or any change in the interpretation, administration or application by any Governmental Body of any law or by reason of the interpretation, administration or application adopted or declared by any Governmental Body in respect of any law (including of any official directive or official request from, or the rules of, any governmental, fiscal, monetary or regulatory (including self-regulatory) authority, organisation or agency (whether or not having the force of law but, if not having the force of law, being a regulation, treaty, official directive, official request or rule which it is the practice of banks in Israel to comply with)) after the date of this Agreement which affects the Banks or compliance by any of the Banks with any such change, introduction, adoption or declaration, including, in each case, those relating to Taxation, reserves, special deposits, cash ratio, liquidity, limits on provision of credit to single borrowers or groups of borrowers or capital adequacy requirements or other forms of banking, fiscal, monetary or regulatory controls:

          13.1.1. any of the Banks incurs a cost as a result of it having entered into and/or performing and/or assuming and/or maintaining and/or funding its obligations or commitments under, any Finance
               Document and/or maintaining the outstanding balance of the Loans;
               or

                                     - 89 -

          13.1.2. any Bank is unable to obtain the rate of return on its overall capital which it would have been able to obtain but for it having entered into and/or performing its obligations under any of the
               Finance Documents (including maintaining the outstanding balance of the Loans); or

          13.1.3. any amount receivable by any of the Banks under any Finance
               Document is reduced (save to the extent matched by a reduction in the cost of providing the Loans or maintaining the outstanding balance of the Loans); or

          13.1.4. any of the Banks makes any payment or forgoes any Interest or other return on, or calculated by reference to, any amount received or receivable by it from the Borrower under any Finance
               Document; or

          13.1.5. there is any increase in the cost of any Bank of funding or maintaining all or any other outstanding balances of the Loans and such cost (or the relevant proportion thereof), reduction, payment, forgone Interest or other return is not compensated for by any other provision of this Agreement, then and in each such case:

          (i)  such Bank shall notify the Borrower of that event promptly upon it becoming aware of the event, including, in reasonable detail, particulars of the event; and

          (ii) within 30 (thirty) Business Days after receipt by the Borrower of a demand from time to time by such Bank accompanied by a
               certificate of such Bank specifying the amount of compensation claimed and setting out the calculation of the amount in
               reasonable detail, the Borrower shall pay to such Bank such amount as shall compensate such Bank for such increased cost, reduction, payment or forgone Interest or other return. Nothing in this clause 13 shall oblige such Bank to disclose any
               confidential information relating to the organisation of its affairs.

          The Borrower may, after receipt of a demand as aforesaid in (ii)
          above, notify the Banks that it will prepay, on the next following
          Interest Payment Date, the whole (but not part only) of the Total
          Outstandings. Such notice shall be irrevocable and the Borrower shall on such Interest Payment Date as aforesaid pay to the Banks, each in respect of its participation in the Total Outstandings, together with all accrued Interest thereon and all other amounts owing to the Banks under the Finance Documents (including pursuant to clause 19 below).
          In the event of prepayment under this clause 13.1, the provisions of clause 7.5 above requiring the payment of a prepayment commission in respect of prepayments, shall not be applicable.

                                     - 90 -

     13.2. EXCEPTIONS

          Clause 13.1 shall not apply so as to oblige the Borrower to compensate such Bank for any increased cost, reduction, payment or forgone
          Interest or other return resulting only from any change in, or the introduction of, or any change in the interpretation or application of, any law relating to, or any change in the rate of, Tax on Overall
          Income of such Bank or change in the rate of VAT. For the purposes only of this clause 13, the term "FINANCE DOCUMENTS" shall be deemed not to include Warrants or capital notes issued by the Borrower to the
          Banks.

14.  ILLEGALITY

     If any change in or the introduction of any law, or any change in the interpretation, administration or application of laws by a final decision of a competent court or the relevant authority or agency or compliance by any of the Banks with any such change or introduction of laws or change in interpretation, administration or application of laws or by reason of the interpretation, administration or application adopted or declared by any
     Governmental Body in respect of any law, shall make it unlawful or a breach of laws or impracticable for such Bank to maintain the Loans under this
     Agreement or to give effect to its obligations and exercise its rights as contemplated by this Agreement or any Bank is requested to reduce the volume of its loans or credit to the Borrower, such Bank may, by notice to the Borrower, declare that to the extent necessary to avoid any such illegality or breach of laws or impracticability or to comply with such reduction, its obligations to the Borrower under the Finance Documents shall be to the extent necessary as aforesaid, terminated forthwith or, if later, on the latest date to which the obligations may remain in effect without causing such Bank to be in breach of laws, whereupon the Borrower will, by the earlier of: (i) the date on which the illegality or breach or impracticability in question takes effect; and (ii) the Interest Payment
     Date next following such notice from the Banks, prepay the Loans, to the extent necessary as aforesaid. All such prepayments shall be made together with all Interest and other charges accrued on all the aforegoing to the date of the prepayment (as well as all amounts payable under clause 19 below and all other amounts payable to such Bank under the Finance
     Documents). In the event of prepayment under this clause 14, the provisions of clause 7.5 above requiring the payment of a prepayment commission in respect of prepayments, shall not be applicable.

                                     - 91 -

15.  REPRESENTATIONS AND WARRANTIES

     15.1. GENERAL

          The Borrower hereby makes the representations and warranties set out in this clause 15 to the Banks. The Borrower acknowledges that the
          Banks have entered into this Agreement in full reliance on the representations and warranties set out in this clause 15 below.

     15.2. STATUS

          The Borrower is a corporation duly organised and validly existing under the laws of Israel, with full corporate power and authority to conduct its business as it is now being conducted and as currently approved by the Borrower's Board of Directors to be conducted in the future and to own or use its properties and assets. No event exists with respect to it which would constitute an Event of Default under clause 17.7 below.

     15.3. LEGAL VALIDITY

          The Borrower has the absolute and unrestricted right, power, authority and capacity to execute and deliver the Finance Documents and to perform its obligations under the Finance Documents and has taken all corporate action necessary to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. Each Finance Document (including this Agreement and the
          Debenture) has been duly authorised, executed and delivered by the
          Borrower and constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms.

     15.4. NON-CONFLICT

          Neither the execution and delivery of this Agreement or the Finance
          Documents nor the consummation or performance of any of the aforegoing is or will, directly or indirectly (with or without notice of lapse of time):

                                     - 92 -

          15.4.1. contravene, conflict with, or result in a violation of (a) any provision of the Organisational Documents of the Borrower or any
               Subsidiary, or (b) any resolution adopted by the board of
               directors or the shareholders of the Borrower or any Subsidiary;
               or

          15.4.2. contravene, conflict with, or result in a violation of, or give any Governmental Body or other person the right to challenge or to exercise any remedy or obtain any relief under, any law to which the Borrower or any of the assets owned or used by the
               Borrower may be subject; or

          15.4.3. contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorisation that is held by the Borrower or that otherwise relates to the business of, or any of the assets owned or used by, the Borrower; or

          15.4.4. contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Contract or instrument to which the Borrower is a party; or

          15.4.5. result in the imposition or creation of any Encumbrance (other than an Encumbrance under the Security Documents) upon or with respect to any of the assets owned or used by the Borrower or any
               Subsidiary.

          Without limiting the generality of the aforegoing, except as set forth on SCHEDULE 15.4, there is no restriction or prevention, legal or otherwise, on the creation of the Encumbrances to be created pursuant to the Security Documents or on the realisation, sale or assignment of any collateral continuing under any such Security Document in the case of an Event of Default or on the application by the Banks of any proceeds of any such realisation or sale.

                                     - 93 -

     15.5. NO DEFAULT

          As at the Amendment Closing Date, no Default is continuing which has not been waived.

     15.6. CONSENTS

          Except as set forth in SCHEDULE 15.6 hereto, no notice to, filing with or Consent from any person or Governmental Body is or will be required to be made or obtained in connection with the execution, delivery and validity of any of the Finance Documents, or the consummation or performance of any of the transactions contemplated hereby or thereby
          (save for registrations with the Registrar of Pledges and the
          Registrar of Companies). As at the Amendment Closing Date, the
          Borrower shall have received all the Consents (including Governmental
          Authorisations) listed in Schedule 15.6 hereto. All such Consents are, or shall, on or prior to the date on which such Consents are required to have been obtained, be in full force and effect, the Borrower is in compliance in all material respects with all provisions thereof and such Consents (including Governmental Authorisations) are not the subject of any pending, or, to the best of the Borrower's Knowledge, threatened attack or revocation by any competent authority.

     15.7. SHARE CAPITAL

          As at August 17, 2006, the authorised share capital of the Borrower consists of 500,000,000 (five hundred million) ordinary shares, of which 85,406,010 (eighty-five million, four hundred and six thousand and ten) shares are issued and outstanding, 40,600,675 (forty million, six hundred thousand, six hundred and seventy-five) shares are reserved for issuance upon exercise of outstanding options and warrants (including options granted to employees, officers, directors, related parties, banks, contractors and other public investors),
          51,143,776 (fifty-one million, one hundred and forty-three thousand, seven hundred and seventy-six) shares are reserved for issuance upon conversion of outstanding convertible debentures, 4,341,571 (four million, three hundred and forty-one thousand, five hundred and seventy-one) shares are reserved for issuance upon conversion of convertible debentures issuable upon exercise of outstanding warrants and 14,124,285 (fourteen million, one hundred and twenty-four thousand, two hundred and eighty-five) shares are reserved for future grants of options to employees, officers, consultants and directors.
          All of the outstanding ordinary shares have been duly authorised and validly issued. SCHEDULE 15.7 hereto sets forth the list of all those persons which, to the Knowledge of the Borrower, are the beneficial holders of 5% (five percent) or more of the issued and outstanding shares of the Borrower and a list of all the options outstanding, the vesting schedules of such options and the exercise prices thereof as well as a list of all outstanding warrants and convertible debentures as at August 17, 2006.

                                     - 94 -

     15.8. SEC DOCUMENTS; FINANCIAL STATEMENTS

          15.8.1. The Borrower has furnished to the Banks copies of the
               Borrower's Annual Report on Form 20-F for the year ended December
               31, 2005 ("THE ANNUAL REPORT") as filed with the US Securities and Exchange Commission ("SEC") on July 13, 2006. The Borrower
               represents and warrants to that: (a) the Annual Report has been duly filed with the SEC and when filed was in compliance in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC applicable to such Annual
               Report; and (b) the Annual Report was complete and correct in all material respects as of its date and, as of its date, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the
               circumstances under which they were made, not misleading. The
               Borrower has provided the Banks with a copy of each document submitted to the SEC on Form 6-K since January 1, 2006 ("THE 6K
               REPORTS" and, together with the Annual Report, "THE SEC
               DOCUMENTS"). The Borrower represents and warrants to the Banks that: (i) the 6K Reports have been duly submitted to the SEC and when submitted were in compliance in all material respects with the requirements of law relating to the 6K Reports; and (ii) the
               6K Reports were complete and correct in all material respects as of their respective dates and, as of such dates, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                                     - 95 -

          15.8.2. The Borrower has delivered to the Banks: (a) audited consolidated Accounts of the Borrower as at December 31 in each of the years from 2004 to 2005 (inclusive) (the December 31, 2005 balance sheet being hereinafter referred to as "THE 2005 BALANCE
               SHEET") (including the audited consolidated balance sheets, consolidated statements of income, changes in shareholders'
               equity and cash flow for each of the Fiscal Years then ended, together with the report thereon of the Auditors; and (b)
               unaudited reviewed consolidated Accounts of the Borrower as at the Quarter ending June 30 2006 (including the consolidated balance sheets, consolidated statements of income, changes in shareholders' equity and cash flow for the 6 (six) month period then ended, including in each case the notes thereto). Such
               Accounts and notes truly and fairly present the financial
               condition and the results of operations, changes in shareholders'
               equity and cash flow of the Borrower as at the respective dates of and for the periods referred to in such Accounts, all in accordance with GAAP, subject, in the case of interim Accounts, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially
               adverse); the Accounts referred to in this clause 15.8.2 reflect the consistent application of such accounting principles
               throughout the periods involved.

     15.9. BUSINESS PLAN

          The Borrower believes that the opinions, assumptions and timetables contained in the Business Plan (including both the alternate case assumptions and the base assumptions, as defined therein) are reasonable. The financial, business and other projections set out in the Business Plan (including both the alternate case assumptions and the base assumptions, as defined therein) have been prepared with due diligence, care and consideration.

     15.10. TITLE TO PROPERTIES; ENCUMBRANCES

          Except for under the Security Documents, for the Existing Encumbrance and except as set forth in SCHEDULE 15.10 hereto, the Borrower and its
          Subsidiaries have good and marketable title, free and clear of all
          Encumbrances (other than Encumbrances for current Taxes not yet due)
          to all of the assets, real property, interests in real property, rights, franchises, Intellectual Property Assets, licences and properties, tangible or intangible, real or personal, wherever located which are used in the conduct of the business conducted and as currently approved by the Borrower's Board of Directors to be conducted in the future by the Borrower, other than property that is leased or licensed. Except as set forth in Schedule 15.10 hereto, the
          Borrower has valid and enforceable leases or licences, as the case may be, with respect to assets consisting of property that is leased or licensed, under which there exists no default, event of default or event which, with notice or lapse of time or both, would constitute a default, except for such defaults which could not have a Material
          Adverse Effect.

                                     - 96 -

     15.11. CONDITION AND SUFFICIENCY OF ASSETS

          [INTENTIONALLY DELETED]

     15.12. CUSTOMERS AND SUPPLIERS

          [INTENTIONALLY DELETED]

     15.13. PERMITTED SUBORDINATED DEBT

          A complete and accurate list of, details of, and copies of all trust deeds, indentures and other instruments reflecting the terms and conditions of, all Permitted Subordinated Debt existing as at the
          Amendment Closing Date are attached as SCHEDULE 15.13 hereto.

     15.14. FINANCIAL INDEBTEDNESS

          [INTENTIONALLY DELETED]

     15.15. TAXES

          [INTENTIONALLY DELETED]

     15.16. NO MATERIAL ADVERSE CHANGE

          [INTENTIONALLY DELETED]

     15.17. COMPLIANCE WITH LAWS; GOVERNMENTAL AUTHORISATIONS

          15.17.1. Except as set forth in SCHEDULE 15.17 hereto, the Borrower and its Subsidiaries are and at all times since December 31, 2004 have been, in full compliance with each law that is or was applicable to them or to the conduct or operation of their respective businesses or the ownership or use of any of their respective assets, except for such non-compliance which would not have a Material Adverse Effect.

                                     - 97 -

          15.17.2. The Borrower and each Subsidiary has all Governmental
               Authorisations necessary to permit the Borrower and its
               Subsidiaries to lawfully conduct and operate the Business, as currently conducted and as approved by the respective Boards of
               Directors of the Borrower and its Subsidiaries to be conducted in the future, except for such authorisations, the failure to possess which would not have a Material Adverse Effect. The
               Borrower and its Subsidiaries are and have been in full
               compliance with all of the terms and requirements of each
               Governmental Authorisation that is held by the Borrower and its
               Subsidiaries or that otherwise relates to the Business as
               presently conducted and as approved by the Borrower's Board of
               Directors to be conducted in the future, or to any of the assets owned or used by the Borrower and its Subsidiaries, except for such non-compliance which would not have a Material Adverse
               Effect.

     15.18. LEGAL PROCEEDINGS; ORDERS

          15.18.1. Except as set forth in SCHEDULE 15.18 hereto, there is no pending Proceeding or Proceeding Threatened in writing: (i) that has been commenced by or against the Borrower or that otherwise relates to or may affect the business of, or any of the assets owned or used by, the Borrower or any Subsidiary which, if decided against the Borrower, would have a Material Adverse
               Effect; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated under this Agreement or under any other Finance Documents or with the implementation of the Business Plan.

          15.18.2. [INTENTIONALLY DELETED]

          15.18.3. [INTENTIONALLY DELETED]

          15.18.4. [INTENTIONALLY DELETED]

     15.19. ABSENCE OF CERTAIN CHANGES AND EVENTS

          [INTENTIONALLY DELETED]

     15.20. CONTRACTS; NO DEFAULTS

          [INTENTIONALLY DELETED]

                                     - 98 -

     15.21. INSURANCE

          15.21.1. [INTENTIONALLY DELETED]

          15.21.2. All factual information furnished by the Borrower or its respective advisors to the Insurance Adviser and contained or referred to in the Insurance Report was true in all material respects.

          15.21.3. [INTENTIONALLY DELETED]

     15.22. ENVIRONMENTAL MATTERS

          [INTENTIONALLY DELETED]

     15.23. INTELLECTUAL PROPERTY

          [INTENTIONALLY DELETED]

     15.24. GRANTS, INCENTIVES AND SUBSIDIES

          [INTENTIONALLY DELETED]

     15.25. DISCLOSURE

          [INTENTIONALLY DELETED]

     15.26. RELATIONSHIPS WITH RELATED PERSONS

          [INTENTIONALLY DELETED]

     15.27. DOCUMENTS

          [INTENTIONALLY DELETED]

     15.28. RANKING OF SECURITIES

          The security conferred by the Security Documents constitutes a priority security interest of the type therein described (subject to statutory preferences which may rank ahead of the security created thereunder and subject to those Permitted Encumbrances as referred to in clause 1.1.114(d) above) over the security assets therein referred to, which are not subject to any prior or other Encumbrances and is not liable to be set aside on insolvency of the Borrower.

                                     - 99 -

     15.29. SHAREHOLDINGS

          [INTENTIONALLY DELETED]

     15.30. REPETITION

          The representations and warranties set out in this clause 15 shall be deemed to be repeated on the Amendment Closing Date.

16.  UNDERTAKINGS

     The Borrower undertakes to the Banks that so long as any sum remains payable by the Borrower under any Finance Document or any Bank shall be under any obligation under any Finance Document to provide any Financial
     Indebtedness to the Borrower:

     16.1. FINANCIAL INFORMATION

          16.1.1. The Borrower shall furnish the Banks:

               (i)  as soon as practicable (and, in any event, within 90
                    (ninety) days after the end of each Fiscal Year, the audited
                    Accounts (consolidated and non-consolidated) of the Borrower for that Fiscal Year (provided that, for so long as the
                    Borrower shall not have acquired a Subsidiary, other than
                    Subsidiaries of the Borrower as at January 18, 2001 as
                    referred to in Schedule 15.2 hereto, the Borrower shall only be required to furnish the aforesaid consolidated Accounts);

               (ii) as soon as practicable (and, in any event, within 60 (sixty)
                    days after the end of each Quarter of each Fiscal Year, the reviewed Accounts (consolidated and non-consolidated) of the
                    Borrower for that Quarter (or with respect to the second
                    Quarter, for the relevant half-year)(provided that, for so long as the Borrower shall not have acquired a Subsidiary, other than Subsidiaries of the Borrower as at January 18,
                    2001 as referred to in Schedule 15.2 hereto, the Borrower
                    shall be required to furnished the aforesaid consolidated
                    Accounts as aforesaid only);

               (iii) [INTENTIONALLY DELETED]

                                    - 100 -

               (iv) at the same time as the Accounts are delivered pursuant to paragraphs (i) and (ii) above, a report, in the form and
                    substance attached hereto as SCHEDULE 16.1.1(IV) comparing actual results with projected results of the Borrower
                    (including separately for Fab 2);

               (v)  at the same time as the Accounts are delivered pursuant to paragraphs (i) and (ii) above, a certificate of the Chief
                    Financial Officer of the Borrower which shall be certified as accurate by the Auditors in a form reasonably
                    satisfactory to the Banks: (a) setting out in reasonable
                    detail, with respect to Accounts referred to in paragraph
                    (i) above, computations establishing the Excess Cash Flow
                    (if any) for that Fiscal Year; (b) setting out in reasonable detail computations establishing, as at the date of such
                    Accounts, the following financial ratios for such Quarter or
                    Fiscal Year (as the case may be): EBITDA, Equity/Total
                    Assets and Total Debt/EBITDA; (c) a certificate of the
                    Auditors in the form of SCHEDULE 16.1.1(V)A hereto with
                    regard to payment of all amounts made in respect of the
                    Project during the relevant Quarter or Fiscal Year, as the case may be; (d) a certificate of the Auditors in the form of SCHEDULE 16.1.1(V)B hereto setting out the amounts
                    invested in such Quarter in Paid-in Equity, by way of
                    capital notes, by way of Permitted Subordinated Debt,
                    without derogating from clause 16.5 below and by way of
                    Wafer Prepayments; (e) a certificate of the Auditors in the form of SCHEDULE 16.1.1(V)C hereto setting out the amounts received under the Investment Centre Fab 2 Grants during
                    such Quarter; (f) for each Quarter, a statement regarding
                    ageing of accounts receivable; and (g) a certificate of the
                    Auditors in the form of SCHEDULE 16.1.1(V)D hereto
                    confirming that the Auditors did not in the course of their audit of the Accounts come across any breach of the
                    financial covenants set forth herein;

               (vi) at the same time as the Accounts are delivered pursuant to paragraphs (i) and (ii) above, a certificate signed by the
                    Chief Executive Officer (or one of the co-Chief Executive
                    Officers) of the Borrower on its behalf setting out:

                                    - 101 -

                    (1)  in reasonable detail computations establishing as at
                         the date of such Accounts, whether each of the
                         financial ratios set out in clause 16.29 below
                         (including, for the removal of doubt, LLCR and
                         EBITDA/Debt Service) were complied with and certifying
                         that:

                    (a)  the relevant Accounts fairly present (in relation to
                         the relevant Accounting Period) the financial position
                         of the Borrower;

                    (b)  the relevant Accounts were prepared in accordance with
                         GAAP, consistently applied; and

                    (c)  no Default has occurred or, if it has occurred,
                         specifying the Default and the steps, if any, being
                         taken to remedy it;

                    (2)  the number of shares in the Borrower held by each of
                         the Lead Investors and by each shareholder of the
                         Borrower who, to the Knowledge of the Borrower, holds
                         at least 5% (five percent) of the issued share capital
                         of the Borrower as at the end of such Accounting
                         Period; and

                    (3)  a certificate of compliance by the Borrower with the
                         provisions of clause 16.27 below, attaching
                         documentation, confirming such compliance;

               (vii) not less than 7 (seven) days before the end of each month, an updated forecast of all payments to be made under the
                    Project in respect of the purchase of equipment and other
                    payments in respect of the following 3 (three) month period;

               (viii) by not later than 7 (seven) days before the end of each
                    Fiscal Year, a budget for the Borrower approved by the Board of Directors of the Borrower for each Quarter of the next
                    Fiscal Year, in the format customary at the Borrower;

                                    - 102 -

               (ix) if in the course of any Fiscal Year, the Borrower wishes to update or revise any of the assumptions underlying the
                    projections under the Business Plan pursuant to paragraph
                    (vii) above in any material respect, the Borrower shall
                    furnish to the Banks such updated assumptions. Nothing
                    contained in this clause shall derogate from the provisions of clause 16.20 below.

          16.1.2. The Borrower will:

               (i)  within 15 (fifteen) days of the end of June 30 and December
                    31 of each Fiscal Year, supply to the Consulting Engineer
                    (and, if so required by the Banks, also the Banks) a report on the progress of Fab 2 during the 2 (two) 6 (six) month
                    periods ending June 30 and December 31, respectively, and
                    (prior to completion of Fab 2) of any possible delays or
                    cost overruns of the completion of Fab 2, prepared by the
                    Borrower and certified as approved by the Chief Executive
                    Officer (or one of the Co-Chief Executive Officers) of the
                    Borrower relating, INTER ALIA, to the purchase, delivery and installation of equipment in connection with Fab 2 as
                    against the Business Plan and the timetable therein;

               (ii) notify the Banks immediately of details of any material default under any Material Contract or adverse claims
                    against the Borrower by any party to any Material Contract or by any other person in connection with the Project or of any other material claim by a person against the Borrower, whether or not in connection with the Project;

               (iii) notify the Banks of details of any shut-down of the
                    Project, any force majeure event under a Material Contract and any event which might interrupt Project construction or performance;

               (iv) notify the Banks of details of the occurrence of any Release or of any Environmental Claim.

          16.1.3. The Borrower shall furnish to the Banks:

               (i)  promptly, all notices, reports or other documents required by law to be despatched by the Borrower to its shareholders generally (or any class of them) or to the holders of the
                    Permitted Subordinated Debt and all notices, reports or
                    other documents relating to the financial difficulties or
                    debt obligations of the Borrower despatched by or on behalf of the Borrower to its creditors generally or to any class of its creditors;

                                    - 103 -

               (ii) promptly, copies of notices or other filings made by the
                    Borrower with the SEC or any other regulatory Governmental
                    Body;

               (iii) [INTENTIONALLY DELETED]

               (iv) promptly, copies of all monthly reports furnished by the
                    Borrower to its directors;

               (v)  as soon as the same are instituted or, Threatened, details of any litigation, arbitration or other Proceedings
                    involving it which, if adversely determined, would have a
                    Material Adverse Effect; or which involves a liquidated
                    claim or alleged liability which is likely to be in excess of US $2,500,000 (two million five hundred thousand United
                    States Dollars) or its equivalent, or, together with any
                    other claims or alleged liability, to be in excess of US
                    $5,000,000 (five million United States Dollars) (or its
                    equivalent) in aggregate;

               (vi) promptly, such further information regarding the Project or the Borrower's financial condition, business and assets
                    (including any requested amplification or explanation of any item in any Accounts, the Business Plan or other material
                    provided by the Borrower hereunder) as the Banks may
                    reasonably request from time to time;

               (vii) without derogating from clause 16.32 below, promptly, upon being notified of the same, details of the occurrence of a
                    Change of Ownership or details of any proposed Change of
                    Ownership of which it is aware;

               (viii) promptly, on request, certificates signed by the CEO (or one of the co-CEO's) of the Borrower as to compliance by the
                    Borrower with the Finance Documents, Security Documents and
                    Material Contracts and as to the absence of any Default;

                                    - 104 -

               (ix) promptly, notice of any Default and the steps being taken to remedy same;

               (x)  [INTENTIONALLY DELETED];

               (xi) promptly after the execution thereof, any Contract which it reasonably considers may constitute a Material Contract and the Borrower shall promptly take all steps required by the
                    Banks to duly pledge and assign by way of charge all rights and interest of the Borrower under such Material Contracts in accordance with the Debenture;

               (xii) promptly, after receipt thereof, of any material
                    communication from any Governmental Body with respect to the
                    Project, as well as all other material notices and
                    correspondence received by the Borrower under or in relation to the Project or any of the Material Contracts;

               (xiii) [INTENTIONALLY DELETED]

               (xiv) the amounts of all deposits at each Bank; and

               (xv) [INTENTIONALLY DELETED].

          16.1.4. As soon as practicable (and, in any event, within 45 (forty five) days after the end of each Quarter), the Borrower shall send to the Banks:

               (a)  a certificate signed by the Borrower's Chief Executive
                    Officer (or one of the Co-Chief Executive Officers) and
                    Chief Financial Officer certifying that the Borrower is in full compliance with all of the terms and conditions of the
                    Finance Documents and if not so in compliance, specifying
                    the relevant non-compliance and the steps, if any, being
                    taken to remedy it;

               (b)  a report certified by the CEO (or one of the Co-chief
                    Executive Officers) and Chief Financial Officer of the
                    Borrower detailing any Acquisition made or resolved to be
                    made by the Borrower in an aggregate amount equal to or in excess of US $1,000,000 (one million) United States Dollars)
                    during the preceding Quarter;

                                    - 105 -

               (c)  a resolution of any organ of the Borrower to make, or evidencing any intention to make, whether conditionally or unconditionally, preparations for the issuance of a
                    prospectus and/or any offer to the public (whether or not
                    any such offer requires the approval or publication of a
                    prospectus), in any jurisdiction, relating to the sale or
                    offer of any securities or debentures of the Borrower;

               (d)  details of any loans (other than loans to employees in the ordinary course of the Borrower's business) or guarantees
                    made by the Borrower, exceeding in each case US $1,000,000
                    (one million United States Dollars) or loans or guarantees exceeding US $2,500,001 (two million five hundred thousand and one United States Dollars) in aggregate;

               (e)  any disposal as referred to in clause 16.24 below, the
                    Dollar amount (or, if denominated in a currency other than
                    US Dollars, the Dollar equivalent) of the Net Proceeds of
                    which equals or exceeds US $5,000,000 (five million United
                    States Dollars) when aggregated with the Net Proceeds of all such other disposals in the Fiscal Year in which such
                    Quarter occurs, equals or exceeds US $10,000,000 (ten
                    million United States Dollars).

     16.2. ACCOUNTS AND AUDITORS

          The Borrower will ensure that:

          16.2.1. the annual Accounts (including the consolidated annual
               Accounts) to be delivered to the Banks pursuant to clause 16.1 above are audited by the Auditors and that the quarterly Accounts are, unless otherwise indicated herein, reviewed by the Auditors
               (including the consolidated Accounts);

          16.2.2. the Borrower shall at all times have duly appointed Auditors;

          16.2.3. the Borrower will not change its financial year-end without the prior written consent of the Banks;

          16.2.4. all Accounts shall be prepared in accordance with GAAP
               (consistently applied) or shall indicate in notes to or
               accompanying such Accounts (including the consolidated financial statements) any material departures from GAAP or (without
               derogating from clause 16.2.5 below) changes in the accounting policy of the Borrower;

                                    - 106 -

          16.2.5. each set of Accounts delivered to the Banks is prepared in the respective formats attached as Schedule 1.1.2 hereto and is prepared on substantially the same basis as was used in the preparation of the Accounts previously delivered to the Banks, subject to changes required by GAAP;

          16.2.6. in the event that any Accounts are delivered which are not prepared on a substantially consistent basis to Accounts
               previously delivered hereunder, such Accounts are accompanied by an explanation of any changes to the accounting basis used in respect of the Business Plan; and

          16.2.7. all Accounts shall fairly present in all material respects
               (subject to adjustments which fall to be made at the end of the financial year in accordance with GAAP), the financial position and results of operations of its financial position and results of operations, as at the end of and for the Accounting Period to
               which they relate.

     16.3. PURPOSE

          [INTENTIONALLY DELETED]

     16.4. NEGATIVE PLEDGE

          The Borrower shall not create or permit to subsist any Encumbrance on the whole or any part of its, or any of its Subsidiaries' present or future assets, business or undertaking, save for the Encumbrances under the Security Documents and for the other Permitted Encumbrances.

     16.5. NO FINANCIAL INDEBTEDNESS

          Save with the prior written consent of the Banks, the Borrower will not incur and will procure that the Group will not incur any Financial
          Indebtedness, save for Permitted Financial Indebtedness. Without limiting the generality of the aforegoing, the Borrower will not and will procure that its Subsidiaries will not make any loans or give any guarantees or incur other contingent Indebtedness, other than as referred to (and subject to the limits set out) in clause 1.1.115(e).
          The Borrower will deliver to the Banks, within 60 (sixty) days of the end of each Quarter during this Agreement, a certificate from the chief financial officer of the Borrower confirming compliance by the
          Borrower with the provisions of this clause 16.5. In addition, the
          Borrower shall not give any credit, save for customary credits in the
          Ordinary Course of Business constituting credit to customers or loans to employees.

                                    - 107 -

     16.6. PARI PASSU RANKING

          The Borrower undertakes that its obligations under this Agreement rank and will at all times rank at least PARI PASSU in right and priority of payment and in priority of security (save by reason of and to the extent of the security afforded thereto by the Security Documents)
          with all its other present and future unsecured and unsubordinated obligations, other than obligations which are mandatorily preferred by law applying to companies generally.

     16.7. DISTRIBUTIONS

          The Borrower will not, prior to the date that all amounts payable by the Borrower under the Finance Documents shall have been paid in full:

          16.7.1. make or resolve to make any Distribution (other than payments with respect to Permitted Subordinated Debt specifically
               permitted by clause 16.7.2 below);

          16.7.2. make or resolve to make any repayment, prepayment or payment
               (in cash or in kind) of the principal of, or Interest (whether or not capitalised) or other amount on or in respect of the
               Permitted Subordinated Debt, save to the extent permitted under the approved terms thereof in accordance with clause 1.1.118 above (including, for the removal of doubt, all Permitted
               Subordinated Debt set forth on Schedule 15.13 hereto). For the removal of doubt, the Borrower shall not or make or resolve to make any other changes to or in respect of the Permitted
               Subordinated Debt without the prior written consent of the Banks;

          16.7.3. without derogating from clause 16.22 below, make or resolve to make any other payment or transfer of assets to or acquisition from any shareholder of the Borrower or Affiliate of any
               shareholder, save for:

                                    - 108 -

               (i)  payment to Toshiba of licence fees under the Toshiba Licence
                    Agreement;

               (ii) payment to TIC of a management fee in an amount not to exceed US $500,000 (five hundred thousand United States
                    Dollars) per annum;

               (iii) payment to directors of reasonable directors' fees and expenses;

               (iv) payments or transfers contemplated under the Foundry
                    Agreements with the Equity Wafer Partners listed in Schedule
                    1.1.101 hereto;

               (v)  payments permitted by clause 16.27.3.1 below;

               (vi) payments in connection with the Borrower's indemnification obligation as contemplated by the undertaking from the
                    Borrower to TIC dated November 11, 2003 with respect to what was known as the Safety Net Undertaking;

               (vii) payments to TIC in connection with the Equipment Purchase
                    Agreement between the Borrower and TIC, dated May 17, 2006;

               (viii) payments to SanDisk in connection with the Loan Agreement between the Borrower and SanDisk, dated August 10, 2006; and

               (ix) payments or transfers to the Banks pursuant to: (a) the
                    Finance Documents; (b) any other Permitted Financial
                    Indebtedness; or (c) the Equity Documents.

     16.8. INTELLECTUAL PROPERTY ASSETS

          The Borrower will:

          16.8.1. make such registrations and pay such fees and similar amounts as are necessary to keep those registered Intellectual Property
               Assets owned by the Borrower: (a) which are material to the conduct of the Project from time to time; or (b) over which the
               Banks have been granted fixed security pursuant to the Security
               Documents (if any), in force and to record its interest in those
               Intellectual Property Assets;

                                    - 109 -

          16.8.2. take such steps as are necessary and commercially reasonable
               (including the institution of Proceedings) to prevent third parties infringing those Intellectual Property Assets referred to in clause 16.8.1 above and (without prejudice to clause 16.8.1 above) take such other steps as are reasonably practicable to maintain and preserve its interests in those rights;

          16.8.3. promptly upon being required to do so by the Banks, comply with all proper instructions of the Banks which the Banks are entitled to give under the Security Documents in respect of its
               Intellectual Property Assets referred to in clause 16.8.2 above;

          16.8.4. not sell, transfer, lease, license on an exclusive basis or otherwise dispose of all or any part of its interest in any of the Intellectual Property Assets referred to in clause 16.8.1 above (whether in a single transaction or in a series of
               transactions whether related or not and whether voluntary or involuntary), save for any licence arrangements in respect of those rights entered into with any third party, where those licence arrangements are entered into on arms' length terms and in the Ordinary Course of Business and which do not adversely affect the interests of the Banks under the Finance Documents or the conduct of the Project; and

          16.8.5. not permit any registration of any of the Intellectual
               Property Assets referred to in clause 16.8.1 above to be
               abandoned, cancelled or lapsed or to be liable to any claim of abandonment for non-use or otherwise, except in respect of
               Intellectual Property Assets, the non-registration of which shall not have a Material Adverse Effect.

     16.9. ENVIRONMENTAL MATTERS

          The Borrower will:

          16.9.1. (i) obtain all Environmental Permits required for the operation of the business of the Borrower as contemplated under the Business Plan by not later than the date when such
               Environmental Permit is required to be obtained; (ii) comply with the terms and conditions of all Environmental Permits applicable to it; (iii) comply with all applicable Environmental Laws; (iv)
               use its best endeavours to prevent any Release of Materials of an
               Environmental Concern; and (v) remedy all Environment damage caused in connection with the Project, in each case where failure to do so would have a Material Adverse Effect; and

                                    - 110 -

          16.9.2. promptly upon receipt of the same, notify the Banks of any claim, notice or other communication served on it in respect of any alleged breach of or corrective or remedial obligation or liability under any Environmental Law.

     16.10. INSURANCE

          16.10.1. Until the date upon which all amounts payable by the Borrower under the Finance Documents shall have been paid in full, the
               Borrower will insure and keep insured all such properties and assets of the Borrower, with reputable insurance companies or underwriters approved by the Banks, to such extent, at such times and against such risks, as described in the schedule to the
               Insurance Report (including with respect to deductibles,
               exclusions and exceptions) (the Insurance Report to be revised only at the recommendation of the Insurance Advisor and subject to the consent of the Borrower and the Banks) and the Borrower will procure that all the Insurance Policies required under the
               Insurance Report as aforesaid shall, for so long as so required in accordance with the Insurance Report, be in full force and effect and legal, valid, binding and enforceable in accordance with their respective terms. Without limiting the generality of the aforegoing, the Borrower shall ensure that at all times the proceeds of all Insurance Policies in force payable in the event of loss of Fab 2 or of the Project shall be equal to at least
               110% (one hundred and ten percent) of the Total Outstandings at such time.

          16.10.2. The Borrower will promptly after becoming aware of the relevant requirement, effect and maintain all insurances required by the terms of any applicable law or any Contract binding on it.

          16.10.3. The Borrower will ensure that it has such insurance coverage in respect of any risks or liabilities other than those specified in the Insurance Report as would from time to time generally and customarily be insured by a company carrying on a business similar to the Business.

                                    - 111 -

          16.10.4. Subject as hereinafter provided, the Borrower may, at its discretion at any time, effect such other insurances in addition to or supplementing those referred to in this clause 16.10 as it may think fit; provided that, such supplementary insurance shall not adversely affect any insured party's rights or ability to recover under the insurance referred to in this clause 16.10 and the Borrower shall notify the Banks at least annually of any material insurances effected since the previous such notification pursuant to this clause 16.10.

          16.10.5. The Borrower shall pay all premiums on all Insurance Policies when due and the Borrower shall maintain and comply with the provisions of the Insurance Policies and the Borrower shall ensure that the Insurance Policies do not become void or
               voidable. The Borrower will promptly supply to the Banks on request evidence reasonably satisfactory to the Banks of payment of all premiums and other amounts payable by it under and a certified copy of, each insurance policy taken out and maintained by it pursuant to this clause 16.10, together with such other information as to the Insurance Policies taken out pursuant hereto (including regarding renewals thereof) as the Banks may reasonably request.

          16.10.6. The Borrower shall ensure that, in respect of each Insurance
               Policy taken out pursuant to clause 16.10.1 (except for third party insurances as referred to in the schedule to the Insurance
               Report):

               (a)  a clause is endorsed upon such policy in the form of
                    SCHEDULE 16.10.6(A) hereto;

               (b)  an undertaking is endorsed upon such policy by the insurer to notify the Banks promptly in writing if the premium or
                    other moneys payable under such policy are not paid when due and to refrain from cancelling such policy by reason only of the non-payment of such moneys for a period of at least 120
                    (one hundred and twenty) days from the due date;

                                    - 112 -

               (c)  a provision is endorsed upon such policy to the effect that the relevant insurance company waives any rights of
                    contribution arising against any other insurance taken out by the Banks in respect of payments made by it and any
                    rights of subrogation arising in respect of the rights of
                    the Banks under the Finance Documents;

               (d)  a notice of assignment by way of charge in respect of all the Insurance Policies (other than under Insurance Policies in respect of liability of the Borrower to third parties or of liability of the Borrower for damage to property of third parties or of the type listed in SCHEDULE 16.10.6(D)
                    attached hereto) is duly given to the relevant insurers in accordance with the Debenture and such insurers shall have given acknowledgments thereof, pursuant to which, INTER
                    ALIA, all proceeds of the Insurance Policies are to be paid directly to the Banks by way of payment into the Project
                    Account;

               (e)  the Banks are joined as an additional insured (named
                    insured) thereunder and the interests of the Banks are duly noted and endorsed upon all slips, cover notes, policies or other instruments of insurance issued or to be issued in
                    connection therewith;

               (f)  the insurers agree that the Banks are not liable for
                    premiums or other policy obligations.

          16.10.7. The Borrower will ensure that (other than third party liability insurance (as referred to in the schedule to the
               Insurance Report)) all of the Insurance Policies required to be taken out and maintained by it pursuant to this clause 16.10 shall be contain provisions providing for payment in the manner described in clause 16.10.6(d) above.

          16.10.8. All moneys received or receivable under any insurances in respect of property or assets damaged or destroyed or otherwise shall be paid into the Project Account and may, unless required to be prepaid in accordance with clause 8.1.1 above, thereafter promptly be applied: (i) subject to (ii) below, in repairing, replacing, restoring or rebuilding the property or assets damaged or destroyed or applied in respect of the Project or (in the case of third party liability cover), in satisfaction of the third party liability in question; or (ii) on and after the occurrence of a Default and for so long as such Default is continuing, at the option of the Banks: (A) to prepay the Loans in accordance with clause 7 above; or (B) in repairing, replacing, restoring or rebuilding the property or assets damaged or destroyed or applied in respect of the Project as the Banks reasonably see fit as permitted pursuant to this Agreement or (in the case of third party liability cover) in satisfaction of the third party
               liability in question.

                                    - 113 -

          16.10.9. The Borrower shall promptly notify the Banks of any insurance claim where the amount of such claim exceeds US $2,500,000 (two million five hundred thousand United States Dollars) (or its equivalent, on the date on which the claim is made, in the currency in which such claim is made) and of any insurance claims which, in the aggregate, exceed US $5,000,000 (five million
               United States Dollars) (or their respective equivalents, as aforesaid).

     16.11. MERGERS AND AMALGAMATIONS

          The Borrower will not, and will procure that its Subsidiaries will not, enter into or resolve to approve any merger, consolidation, amalgamation or scheme of reconstruction or in any way transfer its or their respective businesses or part thereof, save with the prior written consent of the Banks.

     16.12. CONSENTS

          The Borrower will obtain every Consent required for the Project or Fab
          2 or to perform its obligations under this Agreement, under any other
          Finance Document and under any Material Contract and ensure that: (a)
          none of the Consents is revoked, cancelled, suspended, withdrawn, terminated, expires or is not renewed or otherwise ceases to be in full force and effect; and (b) no Consent is modified and that it does not commit any breach of the terms or conditions of any Consent (save for a breach which cannot be a cause for revocation of such Consent or for variation thereof materially adverse to the Borrower). The
          Borrower will promptly furnish to the Banks certified copies of all
          Consents.

     16.13. MATERIAL CONTRACTS

          16.13.1. The Borrower shall comply with the terms of each of the
               Material Contracts, save for any non-compliance which: (i) is not material; and (ii) cannot constitute (including with the passage of time or the giving of notice) a cause of action permitting cancellation of any such Material Contract or any variation thereof materially adverse to the Borrower).

                                    - 114 -

          16.13.2. The Borrower shall not, without the prior written consent of the Banks (the Banks to inform the Borrower within 20 (twenty)
               Business Days of having been requested in writing, such request to be accompanied by all relevant information relating thereto), amend, cancel, terminate, suspend, supplement, supersede, or waive any term of, a Material Contract, save, in the case where such action is not materially adverse to the interests of the
               Borrower or the Banks.

          16.13.3. The Borrower shall take all reasonable action necessary to perfect, preserve and enforce all of its rights under the
               Material Contracts, save where failure to take such action would not be materially adverse to the Borrower.

          16.13.4. [INTENTIONALLY DELETED]

          16.13.5. The Borrower shall use its best efforts to procure that all
               Material Contracts entered into after the date hereof are duly pledged to the Banks by way of first-ranking fixed charge
               (assignment by way of charge) under the Debenture and otherwise perfected in accordance with its terms.

     16.14. AUDITORS

          16.14.1. If the Borrower wishes to change its Auditors it will notify the Banks as to the reasons for any such proposed change and if the Banks so request, will instruct the audit partner of each of the outgoing firm of Auditors and the replacement firm of
               Auditors to discuss the financial position of the Borrower with the Banks.

          16.14.2. The Borrower will authorise the Auditors to discuss the
               Borrower's financial position with the Banks (and with the Bank
               Adviser) on the Banks' reasonable request and after notice is provided to the Borrower, at the expense of the Borrower.

     16.15. ACQUISITIONS

          16.15.1. The Borrower shall not, without the prior written consent of the Banks, make any Acquisition (including any investment of any kind in any Subsidiary or other Affiliate), unless: (a) the aggregate amount of the investment by the Borrower in all
               Acquisitions during the period of this Agreement does not exceed
               US $5,000,000 (five million United States Dollars); and (b) the
               Borrower shall not incur any Indebtedness (contingent or
               otherwise) in connection with such Acquisition, save for the amount invested as permitted under paragraph (a) above.

                                    - 115 -

          16.15.2. The Borrower's ability to make any Acquisition pursuant to clause 16.15.1 above will be conditional upon the Borrower using its best efforts to provide that such Acquisition is first capable of being pledged in favour of the Banks by way of a first pledge and charge under the Debenture or any other charge, in a form satisfactory to the Banks.

     16.16. ACCESS

          16.16.1. The Borrower shall, subject to prior coordination with the
               Borrower of the time, permit any professional adviser (including the Bank Adviser) to the Banks or representative of the Banks to have access to the Borrower's corporate, financial and
               operational books, records, accounts, documents, computer
               programmes, data or other information in the possession of or available to it, subject to such adviser executing a
               confidentiality undertaking in customary form reasonably
               acceptable to the Banks and the Borrower and to take such copies as may be considered appropriate by such representative or professional adviser and to discuss the affairs, finances and
               Accounts of the Borrower with the directors, officers and
               Auditors of the Borrower, all at such reasonable times after giving written notice and as often as the Banks may from time to time request. For the removal of doubt, the Consulting Engineer, the Bank Adviser and such other professional advisors shall be entitled to reveal to the Banks all confidential information regarding the Borrower to which it has access.

          16.16.2. The Borrower will procure that the Consulting Engineer and any other persons designated in writing by the Banks shall have full access to all sites on which activities or works relating to
               Fab 2 or for the performance of the Project are carried out from time to time, to inspect the Project and the progress thereof at all times, to receive reports regarding receipt of raw materials, equipment and progress, to receive copies of all technical correspondence, records and documentation relating to the
               Project, to attend all testing and otherwise to have access to all other aspects of the Project.

                                    - 116 -

          16.16.3. For the avoidance of doubt, no information or access provided to any of the Banks' professional advisors, including, the adviser to the Banks on financial and accounting matters ("THE
               BANK ADVISER"), pursuant to this Agreement shall release the
               Borrower from its obligations to make and provide, and to be fully responsible for, all reports and notices as shall be required under this Agreement, or in any way place any
               responsibility on the Banks with respect to the Borrower or to any third parties with respect to such information and access, including, any claim that any knowledge obtained by the Banks'
               professional advisors (including the Bank Advisor), constitutes any waiver of any nature or acceptance by the Banks of any such matter or matters as to which the Banks' professional advisors
               (including the Bank Advisor) obtain knowledge.

     16.17. CAPITAL EXPENDITURE

          16.17.1. The Borrower will not incur any capital expenditure, save for the specified capital costs in accordance with the Business Plan, including for Fab 1 and Fab 2 and Acquisitions which are
               permitted hereby.

          16.17.2. Without limiting the generality of the aforegoing, the
               Borrower shall procure that all investments (including in Paid-in
               Equity, by way of capital notes, and the Investment Centre Fab 2
               Grants) and all income of whatsoever nature received, is applied in accordance with the Business Plan.

     16.18. ORGANISATIONAL DOCUMENTS

          The Borrower shall not amend its Articles of Association or other
          Organisational Documents in any respect materially adverse to the interests of the Banks under the Finance Documents, without the prior written consent of the Banks. For the purposes of this clause 16.18, the term "FINANCE DOCUMENTS" shall be deemed not to include any shares, Warrants and capital notes issued by the Borrower to the
          Banks.

                                    - 117 -

     16.19. PROJECT

          16.19.1. The Borrower will not: (i) delegate the management of the
               Project to any other person; (ii) abandon all or any part of the
               Project, save with the consent of the Banks; or (ii) maintain any bank account in connection with the Project (or any payments or receipts in relation thereto), save for the Charged Accounts and for accounts as permitted pursuant to clauses 16.31.3(i) and (ii)
               below.

          16.19.2. The Borrower will use all reasonable efforts to procure that the Project is implemented in accordance with the Business Plan.

     16.20. BUSINESS PLAN

          16.20.1. The Borrower will develop the Project in accordance with the
               Business Plan and otherwise carry on its business in accordance with the Business Plan and will not, save with the prior written consent of the Banks, alter the Business Plan in a way which would:

               (a)  change the schedule for the installation of equipment in, and the completion of, Fab 2 as set forth in the Business
                    Plan;

               (b)  change the plan for financing the Project as set forth in the Business Plan, other than (subject to the conditions of this Agreement relating to raising of capital) with respect to capital raising transactions for the Borrower;

               (c)  increase the cost of the Project beyond that set forth in the Business Plan;

               (d)  change the production capacity of Fab 2 as set forth in the
                    Business Plan; or

               (e)  in any other way which, in the opinion of the Banks, is material for the protection of the interests of the Banks.

               The Borrower shall give the Banks adequate prior notice of any proposed variation of the Business Plan.

                                    - 118 -

          16.20.2. The Borrower shall not make any change to the Business Plan, save with the prior written consent of the Banks. Any such change consented to as aforesaid shall amend all those provisions and
               Schedules contained herein which are affected by such change in order only to take account of such change provided that all such consequential changes as aforesaid have been agreed to by the
               Banks in writing and in advance.

     16.21. HEDGING

          The Borrower shall not enter into any Hedging Transaction, other than
          Permitted Hedging Transactions. "PERMITTED HEDGING TRANSACTIONS" shall mean: (i) forward transactions, swap transactions, future transactions or other similar types of transactions; or (ii) other Hedging
          Transactions in which the maximum financial exposure is reasonable and the exact amount thereof may be calculated pursuant to the Hedging
          Transaction agreement at the time such agreement is entered into, provided, in the case of both (i) and (ii), such Hedging Transaction is made with one of the Banks in respect of interest rates or currencies exposures with respect to the Group and, provided further that, the Borrower shall not: (a) enter into any Permitted Hedging
          Transactions for any speculative purpose; and (b) enter into any
          Permitted Hedging Transactions, save with the prior written consent of the Banks.

     16.22. TRANSACTIONS WITH RELATED PERSONS

          Except with the prior written consent of the Banks, the Borrower will not, directly or indirectly, purchase, acquire or lease any property from, or sell transfer or lease any property to, or otherwise have any dealings or enter into any transaction after the date of this
          Agreement with, any interested person (BAAL INYAN), Affiliate or any
          Subsidiary of the Borrower or with any Lead Investor or Affiliate of a
          Lead Investor, except on terms no more favourable to such other person than would apply in the case of arm's length Contracts entered into in the Ordinary Course of Business, except for transactions which are not material.

     16.23. SALE AND LEASEBACK

          The Borrower will not sell, transfer or otherwise dispose of any of its assets or any interest therein on terms whereby such asset is or may be leased to or re-acquired or acquired by the Borrower or any member of the Group in circumstances where the transaction is entered into primarily as a method of raising finance or of financing the acquisition of an asset.

                                    - 119 -

     16.24. DISPOSALS

          The Borrower will not and will procure that none of its Subsidiaries will, either in a single transaction or in a series of transactions whether related or not and whether voluntarily or involuntarily, sell, transfer, lease or otherwise dispose of all or any part of or interest in its respective assets or undertaking to any person, save for:

          16.24.1. disposals in the Ordinary Course of Business;

          16.24.2. disposals of assets in exchange for or for investment in other assets performing substantially the same function which are comparable or superior as to type, value and quality;

          16.24.3.  (i)  disposals of shares of a Subsidiary on arm's length terms where the business of that Subsidiary is not
                         required for the efficient operation of the Business
                         and such business has been, or is in the process of
                         being, terminated;

                    (ii) disposals of surplus, obsolete or redundant plant and equipment or other assets or of land or buildings in
                         connection with the termination of any business or
                         operation not required for the efficient operation of
                         the Business, in each case on arm's length terms; or

          16.24.4. any other disposal with the prior written consent of the
               Banks.

          Nothing in this clause 16.24, however, will permit the disposal of and the Borrower shall not dispose of: (i) any assets which are, or are intended to be, the subject of fixed security created by any Security
          Document except in accordance with the relevant Security Document; or
          (ii) any assets (including rights under Material Contracts) which, in accordance with clause 1.1.36(c)(i) or (ii) above are not charged in favour of the Banks under the Debenture. In the event that the
          Borrower shall wish to dispose of assets as referred to in clause
          16.24.2 or 16.24.3(ii) above, it shall request for the Banks to release such assets from any fixed security under the relevant
          Security Document and, provided no Default or Event of Default has occurred, the Banks shall consent to such release, provided further that, with respect to the assets referred to in clause 16.24.2 above, such replacement assets are all duly pledged by fixed charge under the relevant Security Document. Notwithstanding any other provision herein, the Borrower shall be entitled to dispose of any shares or other securities or other similar rights of the Borrower in or in connection with Azalea Microelectronics Corporation, without the prior written consent of the Banks provided that the proceeds of any such disposal are invested in the Project in accordance with the Business
          Plan.

                                    - 120 -

     16.25. NOTIFICATION OF DEFAULT

          The Borrower shall notify the Banks of any Default or Event of Default of which it is aware (and the steps, if any, being taken to remedy such Default or Event of Default) promptly upon becoming aware thereof.

     16.26. COMPLIANCE WITH LAWS

          The Borrower will, and will procure that each of its Subsidiaries will, comply in all respects material to the Banks with all applicable laws and Orders.

     16.27. INVESTMENTS IN THE BORROWER

          [INTENTIONALLY DELETED]

          16.27.1. [INTENTIONALLY DELETED]

          16.27.2. [INTENTIONALLY DELETED]

                                    - 121 -

          16.27.3.

               16.27.3.1. The Borrower shall cause all those Qualifying Wafer
                    Prepayment Contracts listed in SCHEDULE 16.27 hereto to be amended to the effect (and all Qualifying Wafer Prepayment
                    Contracts which the Borrower shall enter into after November
                    11, 2003 shall provide) that no prepayments made to the
                    Borrower with respect to the purchase of wafers may be
                    reimbursed or refunded to, or utilised by, or credited in
                    favour of, the wafer customer and/or designer party to the
                    Qualifying Wafer Prepayment Contract providing such
                    prepayment, except with respect to: (a) the utilisation of such prepayments towards the purchase price of wafers which were ordered prior to November 11, 2003 and which were or
                    will be manufactured and delivered by the Borrower for such wafer customer and/or designer in an aggregate amount not to exceed US $1,100,000 (one million one hundred thousand
                    United States Dollars); (b) the utilisation of such
                    prepayments towards the purchase price of wafers
                    manufactured and delivered by the Borrower to such wafer
                    customer and/or designer after December 31, 2006; and (c)
                    the utilisation of such prepayments to purchase shares of
                    the Borrower. The Borrower shall be entitled to pay
                    quarterly, in arrears, to the counterparty to any Qualifying
                    Wafer Prepayment Contract listed in Schedule 16.27 hereto
                    which is amended in accordance with the aforegoing in this clause 16.27.3.1, Interest in respect of the amount of any prepayment to a counterparty which is a party as aforesaid, in respect of the period commencing on the date stipulated for utilisation thereof pursuant to such Qualifying Wafer
                    Prepayment Contract prior to such amendment as aforesaid in this clause 16.27.3.1 and ending on January 1, 2007, such
                    Interest to be at a rate not higher than that payable by the
                    Borrower to the Banks pursuant to clause 9.1.1 above
                    (provided that for the purposes of this clause 16.27.3.1
                    with respect only to Qualifying Wafer Prepayment Contracts in full force and effect on the Amendment Closing Date and providing for Interest payable at the rate of US LIBOR plus
                    2.5% (two point five percent) per annum, clause 9.1.1(b)
                    shall be deemed to read "2.5% (two point five percent) per annum)", through December 31, 2007 and the Borrower shall be further entitled to pay to any such counterparty under any such Qualifying Wafer Prepayment Contract the principal of such prepayment in cash after June 30, 2007; provided that, at the date of payment of any such Interest or principal as aforesaid, the Banks shall not have declared an Event of
                    Default to have occurred or to have made any other
                    declarations under clause 17.21 below. For the avoidance of doubt, no Interest shall be payable on any Qualifying Wafer
                    Prepayment Contract as aforesaid beyond the period ending on
                    December 31, 2007.

               16.27.3.2. [INTENTIONALLY DELETED]

                                    - 122 -

               16.27.3.3. The Borrower shall endeavour to procure that, by no later than December 31, 2006, the Investment Centre shall
                    approve the Borrower's eligibility to receive new Fab 2
                    Grants in an amount equal to US $80,000,000 (eighty million
                    United States Dollars) in respect of investments made or to be made in Fab 2 after December 31, 2005. In the event that the Borrower shall not succeed in obtaining the approval of the Investment Centre as aforesaid, or shall receive such
                    approval but the grants in respect of investments made in
                    Fab 2 shall not be made in accordance with the terms of such approval, then the Borrower shall, with respect to, and
                    within 90 (ninety) days following the making of, each
                    cumulative investment in Fab 2 of US $100,000,000 (one
                    hundred million United States Dollars) up to cumulative
                    investments in Fab 2 of US $400,000,000 (four hundred
                    million United States Dollars) (and each time such
                    cumulative investments are made, up to cumulative
                    investments in Fab 2 of US $400,000,000 (four hundred
                    million United States Dollars)) in respect of which
                    investment grants would have been receivable had the said
                    Investment Centre Fab 2 Grants been approved, procure the
                    receipt by it of Paid-in Equity and/or wafer prepayments
                    under Qualifying Wafer Prepayment Contracts entered into
                    after the Amendment Closing Date and/or payments in exchange for equity equivalent capital notes in the form issued to
                    TIC on or about the Amendment Closing Date, in an amount of
                    US $20,000,000 (twenty million United States Dollars). For the purposes of the aforegoing: (a) all Paid-in Equity
                    (including, for the removal of doubt, as referred to in
                    clause 1.1.112(iii) above or pursuant to the exercise of
                    options or warrants received after May 17, 2006 (excluding, for the removal of doubt: (i) the investment by TIC of US
                    $100,000,000 (one hundred million United States Dollars) in equity equivalent capital notes to be made on or about the
                    Amendment Closing Date; (ii) the conversion by the Banks of their Loans into equity equivalent capital notes; (iii) the issue to the Banks of shares or equity equivalent capital
                    notes pursuant to clause 9.4 above; and (iv) the conversion of any equity equivalent capital notes, in whole or in part, into shares) shall be taken into account as if invested on account of the Borrower's aforesaid obligation; (b) only
                    investments in Fab 2 made since January 1, 2006 and which
                    are in excess of an aggregate investment of US $130,000,000
                    (one hundred and thirty million United States Dollars) in
                    respect of which investment grants would have been
                    receivable had the said Investment Centre Fab 2 Grants been approved as of January 1, 2006, shall be taken into account;
                    and (c) only wafer prepayments received after the Amendment
                    Closing Date up to an aggregate amount of US $30,000,000
                    (thirty million United States Dollars) shall be taken into account for purposes of determining compliance with this
                    clause 16.27.3.3.

                                    - 123 -

               16.27.4. [INTENTIONALLY DELETED]

     16.28. TAXATION

          The Borrower shall file or cause to be filed all Tax returns required to be filed in the jurisdiction in which it is situated or carries on business or otherwise subject to pay Tax and will promptly pay all
          Taxes which are due and payable on such returns or any assessment made against it except for non-payment, or a claim for payment, non-payment of which would in each such case not have a Material Adverse Effect.

     16.29. FINANCIAL UNDERTAKINGS

          The Borrower will procure that: (a) with respect to clauses 16.29.1 and 16.29.3-16.29.11 below, at all times during the period of this
          Agreement; and (b) with respect to clause 16.29.2, with effect from
          December 31, 2006 (including for the Quarter ending on December 31,
          2006), at all times during this Agreement; the Borrower shall comply with the Financial Undertakings set out below:

          16.29.1. the ratio of: (a) Equity to (b) Total Assets of the Borrower, as determined pursuant to the Borrower's consolidated quarterly and annual Accounts, shall at no time be less than the applicable ratio set out in SCHEDULE 16.29;

          16.29.2. for any Quarter commencing from the Quarter ending on
               December 31, 2006, LLCR for such Quarter for the Borrower shall not be less than the applicable ratio set out in Schedule 16.29;

          16.29.3. for any Quarter, the ratio of: (a) EBITDA to (b) Debt
               Service, all for such Quarter, shall not be less than the
               percentage for such Quarter as set out in Schedule 16.29 hereto;

          16.29.4. for any Quarter, the ratio of: (a) Total Debt to (b) EBITDA, all for such Quarter, shall not exceed the ratio for such Quarter as set out in Schedule 16.29 hereto;

                                    - 124 -

          16.29.5. for any Quarter, EBITDA for such Quarter, shall not be less than the amount for such Quarter as set out in Schedule 16.29 hereto;

          16.29.6. for any Fiscal Year and for any Quarter, EBITDA for such
               Fiscal Year or for the four consecutive Quarters ending on the last day of such Quarter shall not be less than the amount for such Fiscal Year or four consecutive Quarters ending on the last day of such Quarter as set out in Schedule 16.29 hereto;

          16.29.7. [INTENTIONALLY DELETED]

          16.29.8. [INTENTIONALLY DELETED];

          16.29.9. [INTENTIONALLY DELETED];

          16.29.10. [INTENTIONALLY DELETED]; and

          16.29.11. for any Quarter, Sales for the Borrower (determined on the same basis as the term `Sales' appearing in the audited
               consolidated annual financial statements of the Borrower) for such Quarter, shall not be less than the amount for such Quarter as set out in Schedule 16.29 hereto.

     16.30. CHANGE OF BUSINESS

          16.30.1. The Borrower will not make or threaten to make any substantial change in the nature of its business (save as
               contemplated in the Business Plan).

          16.30.2. The Borrower will not and will procure that its Subsidiaries will not, carry on any business other than the Business.

     16.31. BANK ACCOUNTS

          16.31.1. So long as any Loans are outstanding, the Borrower shall maintain in its own name all the Charged Accounts. The Borrower will not maintain any bank account other than the Charged
               Accounts and other than bank accounts duly charged in favour of the Banks by way of a first-ranking fixed pledge and charge under the Debenture, being: (a) bank accounts at the Banks into which accounts moneys not relating to the Project, may be paid or withdrawn; or (b) the bank accounts referred to in clauses
               16.31.3(i) and (ii) below, to the extent applicable.
               Notwithstanding the foregoing, the Borrower shall be entitled to continue to maintain and shall not be required to pledge as aforesaid for the benefit of the Banks the bank account
               maintained for the purpose only of employee option exercises and shall be entitled to open and maintain bank accounts with respect to Permitted Financial Indebtedness referred to in clauses
               1.1.115(c) and 1.1.115(j) and shall not be required to pledge such accounts as aforesaid for the benefit of the Banks, provided that such accounts shall only be used by the Borrower for the purpose of receipt and payment of the particular Permitted
               Financial Indebtedness referred to in such clauses and for no other purpose.

                                    - 125 -

          16.31.2. The Borrower shall procure that all payments in connection with the Project, payments by the Borrower under the Finance
               Documents, investments of Paid-in Equity, investments by way of capital notes, payments under Wafer Prepayment Contracts,
               proceeds of Permitted Subordinated Debt, proceeds from disposals and, subject to clause 16.31.3(i) below, Grants from the
               Investment Centre and all other payments directly or indirectly relating to the Project or Fab 2 shall be made, directly from the relevant payor, to the relevant Charged Accounts.

          16.31.3. The Borrower shall procure that all revenues from the Project
               (including from the Wafer Prepayment Contracts, proceeds from disposals and other Material Contracts) and from authorised investments, as well as all proceeds of all Paid-In Equity subscriptions, investments by way of capital notes, Investment
               Centre Fab 2 Grants and Permitted Subordinated Debt, are paid direct to one of the Project Accounts (or in the case only of amounts received from non-Israeli investors, the Foreign Paid-in
               Equity Account); provided that: (i) if so required by the
               Investment Centre, the proceeds of the Investment Centre Fab 2
               Grants may be allocated by banks or financial institutions other than the Banks (but to be transferred directly to either of the
               Project Accounts); (ii) proceeds from a public offering made on an exchange outside Israel may be placed on deposit in foreign banks until such time as the Borrower uses such proceeds;
               provided further that, in both cases, the accounts at such other banks or financial institutions are duly pledged under the
               Debenture by way of a first-ranking fixed pledge and charge in favour of the Banks. Except as otherwise specified above, no other sums shall be paid into either of the Project Accounts or into the Foreign Paid-in Equity Account without the prior
               agreement of the Banks.

                                    - 126 -

          16.31.4. The Borrower shall at the request of the Banks furnish the
               Banks with copy invoices or other evidence acceptable to the
               Banks with respect to any withdrawal of sums from the Project
               Account or into the Foreign Paid-in Equity Account.

          16.31.5. The Borrower shall procure that: (a) the proceeds of all insurance claims under the Insurance Policies taken out by the
               Borrower with respect to Fab 1 and Fab 2 or any part of either, other than in respect of third party liabilities which are or are to be paid by the insurer or re-insurer direct to the third party claimant; (b) all proceeds of nationalisation, expropriation, or requisition for title or use; and (c) [INTENTIONALLY DELETED];
               (d) all proceeds of any sale, transfer or licence of Intellectual
               Property Assets used in connection with the Project or other Net
               Proceeds, shall be paid directly to one of the Project Accounts.

          16.31.6. Sums standing to the credit of any of the Charged Accounts shall be placed on deposit and shall earn Interest at such rates as may be agreed from time to time by the Borrower and the relevant Bank at which such Charged Account is held. All Interest earned on the balance thereof to the credit of a Charged Account shall be credited to such Charged Account.

          16.31.7. The Borrower shall not create or permit to subsist any
               Encumbrance on all or any part of the Charged Accounts or any other account charged under the Debenture, other than any
               Encumbrance created by the Security Documents, nor assign, transfer or otherwise dispose of all or any part of its right or title to, or Interest in, the Charged Accounts or any other account charged under the Debenture.

          16.31.8.  (a)  No amounts may be withdrawn or transferred from any of the Charged Accounts and the Borrower may not give any
                         instructions in relation to any of the Charged
                         Accounts, except in accordance with the express terms
                         of this Agreement.

                    (b)  The Borrower shall ensure that all moneys paid to it
                         from a Charged Account in response to any instruction
                         given by it are applied only in discharging the
                         obligations in respect of which they were paid from the
                         relevant Charged Account (or as otherwise permitted
                         under this Agreement).

                                    - 127 -

          16.31.9. The Borrower agrees that each Bank may provide to any of the other Banks copies of bank statements for any of the Charged
               Accounts and other information relating to transactions effected or to be effected on the Charged Accounts save for information regarding financial terms such as interest rates, commissions, fees and terms of deposits.

          16.31.10. The Borrower acknowledges that neither any insufficiency of funds in the Charged Accounts (or any of them), nor any inability to apply any fund in the Charged Accounts (or any of them)
               against any or all amounts owing under this Agreement, shall at any time limit, reduce or otherwise affect the Borrower's payment obligations under this Agreement.

          16.31.11. Each Bank may transfer sums from one Charged Account to another Charged Account or to the Banks as required in order to meet payments and withdrawals from the Charged Accounts, but without liability or responsibility as a consequence of such application.

     16.32. PROHIBITION ON CHANGE OF OWNERSHIP

          Save with the prior written consent of the Banks, there shall be no
          Change of Ownership.

     16.33. UTILISATION OF EXCESS CASH FLOW

          All Excess Cash Flow shall be invested only in accordance with the
          Business Plan, unless otherwise agreed by the Banks in advance in writing or unless applied in prepayment (to the extent permitted) in accordance with clause 7 above.

     16.34. SAFETY NET UNDERTAKING

          [INTENTIONALLY DELETED]

     16.35. OUTSIDE INVESTMENT

                                    - 128 -

          16.35.1. The Borrower shall procure that each of the Lead Investors provide an undertaking, in the form of SCHEDULE 16.35.1 hereto
               ("THE OUTSIDE INVESTMENT UNDERTAKINGS"), that obligates each such
               Lead Investor to cooperate with an Outside Investment Offer, all subject to the terms and conditions of Schedule 16.35.1. For purposes of this clause 16.35 "AN OUTSIDE INVESTMENT OFFER" means a binding offer by a person or persons (acceptable to the Banks in their sole discretion) having sufficient assets, or having available to it a binding financial commitment in an amount sufficient from one or more reputable financial institutions, to make the Outside Investment Offer ("THE OUTSIDE OFFEROR") to subscribe for shares from the Borrower at a price specified in such offer, which offer is: (a) made after the commencement and continuation for 60 (sixty) days after the institution thereof of bankruptcy or receivership proceedings against the Borrower which are ordered by a court of competent jurisdiction or the prior determination of an arbitrator, mutually appointed by the Banks and the Borrower, that a bankruptcy or receivership order would be issued by a court against the Borrower were a petition to be filed with a court of competent jurisdiction or, an order
               providing for creditor protection in favour of the Borrower pursuant to the request therefor by the Borrower is issued by a court of competent jurisdiction shall have occurred and be continuing ("THE TRIGGERING EVENT"); and (b) in an amount
               sufficient, at least, to enable the Borrower (after deduction of all attendant expenses) to cure and remedy the Triggering Event.

          16.35.2. Upon the happening of a Triggering Event, the Borrower shall take all steps to cooperate with any Outside Offeror (or
               potential Outside Offerors), including, by permitting persons seeking to become an Outside Offeror (and their representatives)
               the opportunity to conduct a due diligence examination of the
               Borrower and of its assets, liabilities, business and prospects
               (provided that such persons enter into a confidentiality
               agreement in a reasonable and customary form with the Borrower).
               If the Outside Investment Offer is made and accompanied by an opinion of a reputable investment banking firm that the Outside
               Investment Offer is fair to the Borrower, the Borrower shall procure that a rights offering ("THE RIGHTS OFFERING") be made to its shareholders to invest up to 60% (sixty percent) of the amount proposed to be invested by the Outside Offeror in the
               Borrower at the same price per share and the other terms and conditions set forth in the Outside Investment Offer.
               Notwithstanding the aforegoing, if the Outside Investment Offer is conditioned on the Outside Offeror acquiring at least 51%
               (fifty-one percent) of the shares of the Borrower, the maximum number of shares that may be purchased in the Rights Offering shall be limited to that number of offered shares which, together with the number of then outstanding shares not owned by the
               Outside Offeror, shall not exceed a maximum of 49% (forty-nine percent) of the shares of the Borrower, unless the Lead Investors agree to invest an amount at least equal to, and at a price per share no less than, the Outside Investment Offer ("THE
               ALTERNATIVE OUTSIDE OFFER") and further agree, in addition to exercising all rights offered to them in the Rights Offering, to exercise in a subsequent private placement all rights not
               exercised by the other shareholders of the Borrower in such rights offering, so as to ensure that the full amount of the
               Outside Investment Offer is invested in the Borrower; in such case, the Alternative Outside Offer shall be made the subject of the Rights Offering and the Lead Investors shall ensure that the full amount of the Alternative Outside Offer is invested in the
               Borrower and, to the extent required, used to cure and remedy the
               Triggering Event.

                                    - 129 -

          16.35.3. For the removal of doubt: (a) nothing in this clause 16.35 above (or in the Outside Investment Undertakings) shall prevent the Banks from enforcing any and all of their rights or remedies under this Agreement (including in the case of the occurrence of a Triggering Event) at any time, even if such enforcement does not permit, or in any way adversely affects the possibility of, an Outside Investment Offer, or an Alternative Outside Offer, as
               the case may be, to be made, or if made, to be completed and, for the further removal of doubt, even after an Outside Investment
               Offer has already been made; and (b) in the event an Outside
               Investment Offer is conditional on the Outside Offeror acquiring at least 51% (fifty-one percent) of the shares of the Borrower and, pursuant thereto, the Outside Offeror subscribes for shares from the Borrower as contemplated in clause 16.35.1 above and the shares subscribed, as aforesaid, confer on such Outside Offeror at least 51% (fifty-one percent) of the shares of the Borrower, then, with effect upon the occurrence of such event, clauses
               16.1.3(vii) and 16.32 above shall cease to have any effect.

     16.36. INTEREST PAYMENT LOANS; ADDITIONAL INVESTMENT UNDERTAKINGS

          [INTENTIONALLY DELETED]

                                    - 130 -

17.  DEFAULT

     17.1. EVENTS OF DEFAULT

          Each of the events set out in clause 17.2 to clause 17.20B is an Event of Default (whether or not caused by any reason outside the control of the Borrower or of any other person).

     17.2. NON-PAYMENT

          The Borrower does not pay any amount payable by it under any Finance
          Document at the place and in the funds expressed to be payable, within the earlier of: (i) 7 (seven) Business Days; or (ii) 10 (ten) days, of the due date for payment.

     17.3. BREACH OF OBLIGATIONS

          17.3.1. There is any breach of: (i) the provisions of any of clauses
               16.4-16.7 (inclusive); clauses 16.8.4, 16.9.1, 16.10, 16.11,
               16.13.1, 16.13.2, 16.15, 16.17, 16.19.1, 16.20, 16.24 and clauses
               16.31-16.33 (inclusive) and, if such default is capable of remedy within such period, within 7 (seven) days after receipt by the
               Borrower of written notice from the Banks requiring the failure to be remedied, the Borrower shall have failed to cure such default; or (ii) the provisions of any of clauses 16.25, 16.27 or
               16.29.

          17.3.2. The Borrower fails to comply with any undertaking or obligation contained in any Finance Document (other than an undertaking referred to in clause 17.3.1 above) and, if such default is capable of remedy within such period, within 14
               (fourteen) days after receipt by the Borrower of written notice from the Banks requiring the failure to be remedied, the Borrower shall have failed to cure such default. For the removal of doubt, this clause 17.3 shall not be construed as derogating from any other provision of this clause 17 and, without limiting the generality of the aforegoing, the respective cure periods
               specified in this clause 17.3 shall be applicable only with respect to Defaults specified in clause 17.3.1(i) or this clause
               17.3.2 (as applicable) and not to any other provision of this clause 17.

          17.3.3. No breach in respect only of Permitted Financial Indebtedness as referred to in clause 1.1.115(c) above shall constitute an
               Event of Default, provided the conditions set forth in clauses
               17.6.6(a) and (b) below are met.

                                    - 131 -

     17.4. MISREPRESENTATION/BREACH OF WARRANTIES

          Any representation or warranty made or repeated by or on behalf of the
          Borrower in any Finance Document, or in any certificate or statement delivered by or on behalf of the Borrower or under any Finance
          Document is incorrect or misleading in any material respect when made or deemed to be made or repeated.

     17.5. INVALIDITY

          Any of the Finance Documents shall cease to be in full force and effect in any respect or shall cease to constitute the legal, valid, binding and enforceable obligation of the Borrower or in the case of any Security Document, fail to provide effective perfected security in favour of the Banks over the assets over which security is intended to be given by that Security Document.

     17.6. CROSS ACCELERATION

          17.6.1. Any amount in respect of Financial Indebtedness of the
               Borrower which aggregates US $20,000,000 (twenty million United
               States Dollars) or its equivalent, or more at any one time outstanding:

               (a)  becomes prematurely due and payable;

               (b)  becomes due for redemption before its normal maturity date;

               (c)  is placed on demand,

               in each such case by reason of the occurrence of an event of default (howsoever characterised) or any event having the same effect resulting from a default by the Borrower.

          17.6.2. Any amount in respect of such Financial Indebtedness which aggregates US $20,000,000 (twenty million United States Dollars)
               or its equivalent, or more, are not paid when due (whether falling due by demand, at scheduled maturity or otherwise) or within any applicable grace period provided for in the document evidencing or constitute such Financial Indebtedness.

                                    - 132 -

          17.6.3. Any Encumbrances over any assets of any one or more members of the Group (taken together, if more than one) securing an
               aggregate of US $20,000,000 (twenty million United States
               Dollars) or its equivalent, or more, become enforceable and steps are taken to enforce the same.

          17.6.4. The Borrower or any Subsidiary fails to discharge in full any judgment debt entered against it in excess of an aggregate amount of US $20,000,000 (twenty million United States Dollars) or its equivalent, within 30 (thirty) days of the relevant judgment being entered against it, unless such judgment is being contested in good faith on reasonable grounds following external legal advice.

          17.6.5. Any default under or breach of the terms and conditions of the
               Permitted Subordinated Debt shall have occurred. For the removal of doubt, the institution of Proceedings as referred to in clause
               1.1.118(j)(iii)(1)(A)(I), (II) or (III) above or the non-payment by the Borrower of amounts payable by it in respect of the Equity
               Convertible Debentures pursuant to clause 1.118(j)(ii)(1) or (2)
               above (including pursuant to a rescheduling agreement) shall be deemed to constitute a default under or breach of the terms and conditions of the Permitted Subordinated Debt.

          17.6.6. The aforegoing in this clause 17.6 shall not be applicable in respect only of Permitted Financial Indebtedness as referred to in clause 1.1.115(c) above and only, and for so long as, the following 2 (two) conditions are both met:

               (a)  such Permitted Financial Indebtedness is to one or both of the Banks; and

               (b)  such Permitted Financial Indebtedness is secured in full by deposits (in amounts to be not less than the amount of such
                    Permitted Financial Indebtedness) placed with the relevant
                    Banks and duly charged by first-ranking floating charge in favour of the Banks.

                                    - 133 -

     17.7. INSOLVENCY AND RESCHEDULING

          The Borrower is unable to pay its debts as they fall due or admits inability to pay its debts as they fall due, commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its Indebtedness or makes a general assignment for the benefit of or a composition with its creditors.

     17.8. WINDING-UP

          The Borrower takes any corporate action or other steps are taken or
          Proceedings are started or are consented to or any Order is made for its winding-up, liquidation, bankruptcy, dissolution, administration or re-organisation (or for the suspension of payments generally or any process giving protection against creditors) or for the appointment of a liquidator, receiver, administrator, administrative receiver or similar officer of it or of all or any part of its revenues or assets or such a person is appointed, which action, steps, Proceedings or
          Order are not cancelled or withdrawn within 60 (sixty) days of the occurrence or institution thereof.

     17.9. EXECUTION OR OTHER PROCESS

          Any execution, attachment, sequestration or other process arising out of any claim by any third party against the Borrower, save where: (a)
          the Borrower is in good faith on reasonable grounds, contesting the execution, attachment, sequestration or other process by appropriate
          Proceedings diligently pursued; (b) the Banks are satisfied that the ability of the Borrower to comply with its respective obligations under the Finance Documents will not be adversely affected whilst such distress, execution, attachment, diligence or other process is being so contested; and (c) such process as aforesaid is cancelled or withdrawn not later than 45 (forty-five) days after the institution thereof.

     17.10. MATERIAL CONTRACTS

          17.10.1. [INTENTIONALLY OMITTED]

          17.10.2. Other than as permitted under clause 16.13 above: (i) any of the Material Contracts specified in Schedule 1.1.101 hereto shall cease to be in full force and effect or shall cease to constitute the legal, valid, binding and enforceable obligation of the
               Borrower or the relevant counterparty thereto; or (ii) any change adverse to the interests of the Borrower or the Banks is made to the terms of any of such Material Contracts, without the prior written consent of the Banks; or (iii) the specifications for Fab
               2 are materially varied.

                                    - 134 -

          17.10.3. [INTENTIONALLY DELETED]

     17.11. PROCEEDINGS

          There is current or pending any litigation, dispute, arbitration, administrative, regulatory or other Proceedings or enquiry concerning or involving the Borrower which is likely to have a Material Adverse
          Effect.

     17.12. CONSENTS

          17.12.1. Any Consent necessary for the Borrower to comply with its obligations under the Finance Documents or to perform the Project in whole or in part:

               (i)  is not obtained or is surrendered, terminated, withdrawn, suspended, cancelled or revoked or does not remain in full force and effect or otherwise expires and is not renewed
                    prior to its expiry (in each case, without replacement by
                    permits, consents or authorisations, as applicable, having equivalent effect); or

               (ii) is modified in any material adverse respect or breached.

          17.12.2. The Borrower becomes aware of any event which is reasonably likely to give rise to the revocation, termination, cancellation or suspension of the Consents or any of them (without
               replacement) in such circumstance where the Borrower is unable to demonstrate to the reasonable satisfaction of the Banks within 30
               (thirty) days of such event occurring that such termination, suspension or revocation will not occur.

     17.13. MATERIAL ADVERSE EFFECT

          Any event or series of events occur which, in the reasonable opinion of the Banks, after discussion with the Borrower, is likely to have a
          Material Adverse Effect, including, any material adverse change in the business or financial condition of the Borrower or in the ability of the Borrower to perform its obligations under the Finance Documents or under the Material Contracts or to complete the Project.

                                    - 135 -

     17.14. FAB 2

          Fab 2 or any other material equipment needed for the Project is destroyed or materially damaged so as to render Fab 2 or a substantial portion thereof inoperable or declared by the insurers to be a total loss or a constructive total loss.

     17.15. COMPLETION OF FAB 2

          [INTENTIONALLY Deleted]

     17.16. CONSTRUCTION CONTRACT

          [INTENTIONALLY DELETED]

     17.17. GOVERNMENT ACTION

          Any government or Governmental Body: (a) nationalises, seizes or expropriates all or any substantial or material part of the assets of the Borrower, or its share capital, or Fab 2 or any part thereof; or
          (b) assumes custody or control of such assets, or of the business or operations of the Borrower, or of its share capital or of Fab 2; or
          (c) takes any action for the dissolution of the Borrower, or (d) takes any action that would prevent the Borrower or its officers from carrying on its business or operations or a substantial or material part thereof, or the Project; or by or under the authority of the government of Israel or any other competent Israeli Governmental Body any law is introduced after the date hereof imposing restrictions on the free exchange of NIS for Dollars or of Dollars for NIS.

     17.18. ILLEGALITY

          It is or becomes unlawful for the Borrower to perform any of its material obligations under the Finance Documents or any of its material obligations under any of the Material Contracts.

     17.19. INVESTMENT CENTRE FAB 2 GRANTS

          The Borrower is in breach of any material condition of the approvals of the Investment Centre Fab 2 Grants or the Israeli government cancels or reduces such Grants or any part thereof (save to the extent that such Grants may be, and are in fact, replaced by Paid-in Equity and/or equity equivalent capital notes and/or wafer prepayments under
          Qualifying Wafer Prepayment Contracts pursuant to and subject to the conditions set out in clause 16.27 above).

                                    - 136 -

     17.20. DEFAULT BY THE BORROWER UNDER ANY QUALIFYING WAFER PREPAYMENT
          CONTRACT

          [INTENTIONALLY DELETED]

     17.20A. PROHIBITED PAYMENT UNDER THE PERMITTED SUBORDINATED DEBT

          The Borrower shall make any payment (whether of principal, Interest or any other amount) in respect of the Permitted Subordinated Debt, other than as permitted pursuant to the provisions of clause 1.1.118 above.

     17.20B. OUTSIDE INVESTMENT UNDERTAKINGS

          17.20B.1. [INTENTIONALLY DELETED]

          17.20B.2. (a)  Any of the representations and warranties by any Lead
                         Investor in any Outside Investment Undertaking to which
                         it is a party are incorrect or misleading in any
                         material respect when made or deemed to be made or
                         repeated.

                    (b)  Any Lead Investor fails to comply with any undertaking or obligation contained in any Outside Investment
                         Undertaking to which it is a party and, if such default
                         is capable of remedy within such period, within 7
                         (seven) days after the earlier of the Lead Investor
                         becoming aware of such default and receipt by the Lead
                         Investor of written notice from the Banks requiring the
                         failure to be remedied, that Lead Investor shall have
                         failed to cure such default.

                    (c)  Any Outside Investment Undertaking shall cease to be in full force and effect in any material respect or shall
                         cease to constitute the legal, valid, binding and
                         enforceable obligation of any Lead Investor party to it
                         or it shall be unlawful for any Lead Investor to
                         perform any of its material obligations under any of
                         the Outside Investment Undertakings, unless it expires
                         in accordance with its terms.

                                    - 137 -

                    (d)  Any Lead Investor repudiates the Outside Investment
                         Undertaking to which it is a party.

     17.20C. ADDITIONAL INVESTMENT UNDERTAKINGS

          [INTENTIONALLY DELETED]

     17.21. ACCELERATION

          Upon the occurrence of an Event of Default and at any time thereafter while the same is continuing, the Banks may, by notice to the
          Borrower:

          17.21.1. declare that an Event of Default has occurred; and/or

          17.21.2. declare that the Loans together with all Interest accrued on all Loans and all other amounts (including amounts due under clause 19, to the extent applicable) payable by the Borrower under the Finance Documents from time to time, shall thenceforth be repayable on demand being made by the Banks (and in the event of any such demand, the Loans, such Interest and such other amounts shall be immediately due and payable); and/or

          17.21.3. declare the Loans immediately due and payable, whereupon they shall become immediately due and payable, together with all
               Interest accrued on the Loans and all other amounts payable by the Borrower or under the Finance Documents (including, amounts due under clause 19, to the extent applicable); and/or

          17.21.4. [INTENTIONALLY DELETED]

     17.22. LOANS DUE ON DEMAND

          If, pursuant to clause 17.21.2 above the Banks declare the Loans to be due and payable on demand, then and at any time thereafter, so long as any Event of Default is continuing or has not been waived, the Banks may by written notice to the Borrower require repayment of the Loans on such date as the Banks may specify in such notice (whereupon the same shall become due and payable on such date together with accrued
          Interest thereon and any other sums then owed by the Borrower hereunder) or withdraw such declaration with effect from such date as they may specify in such notice.

                                    - 138 -

     17.23. COLLECTION

          In the event of acceleration of the Loans pursuant to clause 17.21.3 above or of a written notice under clause 17.22 above, then, without derogating from any other remedies or relief available to the Banks under law or under any of the Finance Documents, the Banks shall be entitled to take all steps as they deem fit in order to collect all sums owed by the Borrower to the Banks (including all sums referred to in clause 17.21 above), including, to realise all or any of the assets secured under the Security Documents, all at the expense of the
          Borrower and to utilise the sums received to repay in part or in full all amounts owed by the Borrower hereunder.

     17.24. INDEMNITY

          The Borrower shall indemnify the Banks against any losses, charges or expenses which the Banks may sustain or incur as a consequence of:

          17.24.1. the occurrence of any Event of Default or Default; or

          17.24.2. the operation of clauses 17.21, 17.22 or 17.23,

          including, any losses, charges or expenses on account of funds acquired, contracted for or utilised to fund any amount payable under this Agreement or any amount repaid or prepaid. A certificate of the
          Banks as to the amount of any such loss or expense shall be PRIMA
          FACIE evidence in the absence of manifest error.

     17.25. TERMINATION OF COMMITMENT

          [INTENTIONALLY DELETED]

18.  DEFAULT INTEREST

     18.1. DEFAULT RATE PERIODS

          If any sum due and payable by the Borrower hereunder or under any other Finance Document is not paid on the due date therefor in accordance with the provisions of this Agreement ("UNPAID SUM"), the period beginning on such due date and ending on the date upon which the obligation of the Borrower to pay the Unpaid Sum is discharged, shall be divided into successive periods, each of which (other than the first) shall start on the last day of such preceding period and the duration of each of which shall (except as otherwise provided in this clause 18) be selected by the Banks (such periods selected as aforesaid "INTEREST PERIODS").

                                    - 139 -

     18.2. DEFAULT INTEREST

          During each such Interest Period as is mentioned in clause 18.1 above, an Unpaid Sum shall bear Interest at the rate per annum which is the sum from time to time of: (a) 3% (three percent); and (b) the Interest rate in respect of such Interest Period as would have been determined in accordance with clause 9.1.1 above (provided that, if, for any such
          Interest Period LIBOR cannot be determined, the rate of Interest applicable to such Unpaid Sum shall be the rate per annum which is the sum of: (i) 3% (three percent); and (ii) 1.1% (one point one percent)
          plus a rate as certified by the Banks in accordance with clause 9 above.

     18.3. PAYMENT OF DEFAULT INTEREST

          Any Interest which shall have accrued under clause 18.2 above in respect of an Unpaid Sum shall be due and payable and shall be paid by the Borrower at the end of each Interest Period by reference to which it is calculated or on such other dates as the Banks may specify by written notice to the Borrower.

19.  BROKEN FUNDING INDEMNITY

     19.1. BROKEN FUNDING

          If any Bank receives or recovers all or any part of the Loans otherwise than on the scheduled date of repayment of the Loans, the
          Borrower shall on the first Interest Payment Date following such repayment on demand pay to such Bank an amount equal to the amount (if any) by which: (a) the additional amount of Interest which would, in accordance with the terms of this Agreement, have been payable on the amount so received or recovered had it been received or recovered on the following Interest Payment Date exceeds (b) the amount of Interest which, in the opinion of such Bank, would have been payable to such
          Bank on the last day of such Interest Period in respect of a deposit in the currency of the Loans, of an amount equal to the amount so received or recovered, had such an amount been placed by it with a prime bank in London for a period starting on the date of such receipt or recovery and ending on the following Interest Payment Date. For the removal of all doubt: (i) with respect to all or any part of the Loans received or recovered otherwise than on the scheduled date of repayment of such amount relating to the Loans, the payment set forth above shall only be made once; and (ii) voluntary or mandatory prepayments made in accordance with clause 7 or 8, as the case may be, on an Interest Payment Date shall not be subject to a payment of broken funding in accordance with this clause 19.1.

                                    - 140 -

     19.2. FAILURE TO DRAW ADVANCE

          [INTENTIONALLY DELETED]

20.  PAYMENTS

     20.1. PAYMENTS BY BORROWER

          All payments to be made by the Borrower to the Banks shall be made in same day funds to the Project Accounts at such Bank or, in the event that there shall be any Bank other than Bank Hapoalim or Bank Leumi
          (any such other Bank, "THE NEW BANK"), to an account in the name of the Borrower to be opened at Bank Hapoalim or Bank Leumi (such account, "THE NEW ACCOUNT"), which account shall be duly charged in favour of the Banks by way of a first-ranking fixed pledge and charge under the Debenture and shall, for all purposes under this Agreement, be a Charged Account. All payments required to be made by the Borrower under the Finance Documents shall be calculated without reference to any set-off or counterclaim and shall be made free and clear of and without any deduction for or on account of, any set-off or counterclaim. Any amount received by the Bank at which the New Account is opened ("THE ACCOUNT BANK") under this Agreement into the New
          Account for the account of a New Bank shall be made available by the
          Account Bank to such New Bank by payment in same day funds to such account as such New Bank may have notified to the Account Bank in writing not less than 2 (two) Business Days prior to such
          distribution. Any amounts received by the Account Bank on account of the New Banks generally shall be distributed by the Account Bank to the New Bank or, if more than one, each New Bank, pro rata to the amounts which are due to the New Banks under the Finance Documents.

     20.2. PAYMENTS BY BANKS TO BORROWER

          [INTENTIONALLY DELETED]

                                    - 141 -

21.  SET-OFF

     21.1. CONDITIONS FOR SET-OFF

          Each Bank may (but shall not be obliged to) set-off against any obligation of the Borrower due and payable by it to or for the account of such Bank under the Finance Documents and not paid on the due date or within any applicable grace period, any moneys held by such Bank for the account of the Borrower at any office of such Bank anywhere and in any currency, whether or not matured. For that purpose, such
          Bank may: (i) break or alter the amounts of all or any deposit of the
          Borrower; or (ii) effect such currency exchanges as are appropriate to implement the set-off and any usual charges in relation to such currency exchanges shall be paid by the Borrower and such Bank shall not be liable to the Borrower for any penalties, losses or other damage resulting from any such breakage, alteration or currency exchange. The Banks shall give notice to the Borrower of any such set-off on or prior to the date of making such set-off.

     21.2. DEBIT OR CREDIT OF ACCOUNTS

          Each Bank shall be entitled (but not obliged): (i) to debit any of the
          Borrower's accounts at such Bank (even if not related to the Project)
          with any amount needed to pay any amount payable by the Borrower to such Bank under this Agreement and whether such account is credited or overdrawn or will become overdrawn as a result of such debiting; and
          (ii) to credit any amount received from the Borrower or for its account to such account of the Borrower at such Bank as it deems fit.

22.  APPLICATION OF PAYMENTS

     22.1. INSUFFICIENT PAYMENT

          If any Bank receives a payment insufficient to discharge all the amounts then due and payable by the Borrower to it under the Finance
          Documents, such Bank shall apply that payment towards the obligations of the Borrower under the Finance Documents in the following order or in such other order as such Bank may deem fit:

          22.1.1. FIRSTLY, in or towards payment of any unpaid fees, costs and expenses of such Bank or any Receiver (as defined in any Security
               Document) under the Finance Documents; and

                                    - 142 -

          22.1.2. SECONDLY, in or towards payment of any other amount due to such Bank but unpaid under this Agreement or any other Finance
               Document, other than principal (including, Interest, damages, commissions, fees, broken funding indemnity fees and all other costs), the above in such order as such Bank deems fit; and

          22.1.3. THIRDLY, in or towards payment to such Bank on account of the principal of the Loans.

     22.2. CURRENCY CONVERSION

          If, notwithstanding the obligations of the Borrower under this
          Agreement (and without derogating from such obligations), any sum is received by any Banks in a currency ("THE FIRST CURRENCY") other than the currency ("THE SECOND CURRENCY") in which the relevant amount is to be paid pursuant to the provisions of this Agreement, then such sum shall be converted into the second currency at the buying rate of the second currency in the first currency prevailing at such Bank at the close of business on the date of receipt thereof.

23.  CALCULATIONS AND EVIDENCE OF DEBT

     23.1. Each Bank shall maintain in accordance with its usual practice accounts evidencing the amounts from time to time lent by and owing to it hereunder.

     23.2. In any legal action or Proceeding arising out of or in connection with this Agreement the entries made in the accounts maintained pursuant to clause 23.1 above shall, in the absence of manifest or proven error, be PRIMA FACIE evidence of the existence and amounts of the specified obligations of the Borrower.

     23.3. A certificate of a Banks as to: (a) the amount by which a sum payable to it hereunder is to be increased under clause 12.1 above; or (b) the amount for the time being required to indemnify it against any such cost, payment or liability as is mentioned in clause 13.1 above shall, in the absence of manifest or proven error, be PRIMA FACIE evidence of the existence and amounts of the specified obligations of the
          Borrower.

                                    - 143 -

24.  SHARING BETWEEN BANKS

     The Borrower acknowledges that it has been or will be agreed between the
     Banks that, subject to certain conditions, if a Bank ("THE SHARING BANK")
     receives or recovers (including by way of set-off) any sum in respect of an amount due to it from the Borrower under this Agreement or any of the other
     Finance Documents otherwise than by payment by the Borrower in accordance with the terms of this Agreement or any of the other Finance Documents:

     24.1. the Sharing Bank shall forthwith pay to each of the other Banks an amount equal to each other Bank's Proportion of the sum so received or recovered. The Borrower hereby acknowledges and agrees that, subject to clauses 24.2 below, upon such payment being made, as between the
          Borrower and the Sharing Bank, the Borrower shall remain indebted to the Sharing Bank under this Agreement in the amount paid by the
          Sharing Bank to such other Banks as if the Sharing Bank had not received or recovered the sum mentioned above and each Bank receiving a payment from a Sharing Bank shall treat the amount paid to it by the
          Sharing Bank as if it were a payment by the Borrower on account of amounts due from the Borrower under this Agreement; and

     24.2. any payment made by the Sharing Bank under clause 24.1 above shall
          (whether or not stated to be so subject) be subject to the condition that, if all or any part of the amount paid by the Sharing Bank to such other Bank has to be repaid by the Sharing Bank to the Borrower or any other person, whether under any insolvency law or otherwise, each of the Banks (other than the Sharing Bank) which received any part of the Sharing Bank's payment shall repay to the Sharing Bank the amount which the Sharing Bank distributed to that Bank, together with such amount (if any) as is necessary to reimburse the Sharing Bank the appropriate portion of any Interest it was obliged to pay on the sum it repaid to the Borrower or other person concerned.

25.  ASSIGNMENTS AND TRANSFERS

     25.1. This Agreement shall be binding upon and enure to the benefit of each party hereto and its or any subsequent permitted successors, transferees and permitted assigns.

                                    - 144 -

     25.2. The Borrower shall not be entitled to assign or transfer all or any of its rights, benefits and obligations under any of the Finance
          Documents.

     25.3. Any Bank may, at any time, assign all or any of its rights, benefits and obligations under the Finance Documents to any Israeli bank, financial institution (including benefit funds) or Israeli authorised dealer under the Value Added Tax Law; or (iii) with the prior consent of the Borrower (not to be unreasonably withheld), any other banking corporation or financial institution; provided that: (a)
          [INTENTIONALLY DELETED]; (b) the total number of Banks shall not exceed 8 (eight) at any time; and (c) in the event that any such Bank shall, in accordance with the aforegoing, wish to make an assignment as referred to in clause 25.3 above to a foreign bank in respect of which the Borrower shall, under clause 12.1 above be required to make an additional payment (which it is not entitled pursuant to clause
          12.1, to deduct from payments to such foreign bank), by virtue of such bank being a foreign bank, then such an assignment shall not be permitted, unless: (1) such foreign bank waives its rights under clause 12 to receive such additional payment as aforesaid; or (2) the
          Bank making such assignment is doing so as a result of Bank of Israel requirements relating to the making of loans to, or the making of reserves in respect of loans to, a group of borrowers or a single borrower. Any Bank may also sell sub-participations in the Loans to such bank or financial institution as such Bank may deem fit. As a condition to any assignment, the assignee shall sign a written undertaking which provides that the Borrower shall only be required to interface with the assigning Banks and all communications, notice and other interactions, or waivers, consents or other agreements relating to the Borrower shall only be facilitated by and on behalf of the assigning Bank.

     25.4. The Banks may at any time disclose to any actual or potential assignee or transferee or subparticipant (or other party entering into contractual arrangements to assume risks in relation to the Loans) in respect of the Finance Documents, such information about the Finance
          Documents, the Project (including Fab 2) and the Borrower as the Banks shall consider appropriate but only after having first obtained from such potential assignee, transferee or subparticipant or equivalent a confidentiality undertaking equivalent in effect to the
          confidentiality agreements set out in clause 33 below in writing and addressed to the relevant Bank and the Borrower. The Banks may also disclose any such information to the Bank of Israel, the Supervisor of
          Banks and any person acting on their behalf or any other Governmental
          Body to which the Banks are subject, upon receipt by such Bank of a demand for such information from any such person or Governmental Body.

                                    - 145 -

26.  REMEDIES AND WAIVERS

     No failure to exercise, nor any delay in exercising, on the part of the
     Banks, or of the Borrower, of any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exhaustive of any rights or remedies provided by law.

27.  NOTICES

     27.1. NOTICES IN WRITING

          Notices to be given hereunder shall be in writing and may be given personally, by facsimile or, if not available, as required by clause
          27.2 below. Any notice to be given to a Bank or by a Bank must be given during normal banking hours of such Bank to the person and at the address designated below. If notice is sent by facsimile during normal banking hours as aforesaid, it shall be deemed to have been served when confirmation of receipt by the intended recipient has been received. All notices given by facsimile shall be confirmed by letter despatched in the manner provided in clause 27.2 within 24
          (twenty-four) hours of transmission.

     27.2. ADDRESSES

          Any other notices to be given hereunder shall be served on a party by prepaid express registered letter (or nearest equivalent) to its address given below or such other address as may from time to time be notified for this purpose and any notice so served shall be deemed to have been served within 5 (five) days after the time at which such notice was posted and in proving such service, it shall be sufficient to prove that the notice was properly addressed and posted:

                                    - 146 -

27.2.1.              to the Borrower at:                Tower Semiconductor Ltd.
                                                        P.O. Box 619
                                                        Migdal Haemek
                                                        Israel
                                                        FACSIMILE:     (04) 604 7242
                                                        ATTENTION:     OREN SHIRAZI
                                                        ACTING CHIEF FINANCIAL OFFICER

                     WITH A COPY TO:                    Yigal Arnon & Co.
                                                        1 Azrieli Center
                                                        46th Floor, The Round Tower
                                                        Tel-Aviv, 67021
                                                        FACSIMILE:     (03) 608 7714
                                                        ATTENTION:     DAVID H. SCHAPIRO, ADV./
                                                        ARI FRIED, ADV.

27.2.2.              to Bank Hapoalim at:               Corporate Division
                                                        Migdal Levenstein
                                                        23 Menachem Begin Road
                                                        Tel-Aviv
                                                        FACSIMILE:     (03) 567 2995
                                                        ATTENTION:     HEAD OF CORPORATE DIVISION

27.2.3.              to Bank Leumi at:                  Corporate Division
                                                        34 Yehuda Halevi Street
                                                        Tel-Aviv
                                                        FACSIMILE:     (03) 514 9278
                                                        ATTENTION:     MANAGER OF HI-TECH
                                                        INDUSTRIES SECTION

28.  AMENDMENTS

     Any addition, variation, modification or amendment to this Agreement shall not be effective unless any such addition, variation, modification or amendment is in writing and signed by the authorised signatories of all of the parties to this Agreement.

29.  COUNTERPARTS

     This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

                                    - 147 -

30.  GOVERNING LAW AND JURISDICTION

     This Agreement shall be governed by and shall be construed in accordance with Israeli law and the courts of Tel-Aviv-Jaffa shall have exclusive jurisdiction to hear any matters, provided that the Banks shall be entitled to sue the Borrower in any jurisdiction in which it has an office or holds assets.

31.  ENTIRE AGREEMENT

     This Agreement constitutes the entire agreement between the parties with respect to the subject-matter hereof and supersedes any prior agreement, or arrangement amongst the parties. Any addition or amendment to this
     Agreement shall not be effective unless in writing signed by the authorised signatories of both the parties.

32.  CONFIDENTIALITY

     Subject to clause 25.4 above, the Banks shall keep confidential all confidential information received from the Borrower concerning the Borrower and its Business and will not disclose any such information to any third party, including to any shareholders of the Borrower, without the prior written consent of the Borrower unless such disclosure is:

     32.1. made in connection with any Proceedings arising out of or in connection with any Finance Document, to the extent that such a party reasonably considers it necessary to protect its interests; or

     32.2. required by an Order of a court of competent jurisdiction; or

     32.3. made or required pursuant to any law or Proceeding in accordance with which the relevant party concerned is required to act or otherwise required to be disclosed by any banking or other regulatory or examining authorities or enquirers (whether Governmental Body or otherwise); or

     32.4. made to its auditors for the purpose of enabling them to undertake any audit or to its legal advisers when seeking BONA FIDE legal advice in connection with the Finance Documents or otherwise to any of its officers and employees considered to need to know the information concerned.

                                    - 148 -

     The restriction contained in this clause 32 shall continue to bind each
     Bank after termination of, or after the termination of its participation in, the Facility, without limit in time.

     For the purpose of the above, "CONFIDENTIAL INFORMATION" shall exclude:

     (i)  information which at the time of disclosure to any Bank (or any of its advisers) is in the public domain (other than through a breach of this clause 32 by such Bank);

     (ii) information which, prior to such disclosure, becomes generally available to third parties or otherwise in the public domain by publication or through no fault of any Bank; and

     (iii) information which is lawfully in the possession of any Bank prior to such disclosure or subsequently comes into its possession, other than by reason of any breach of any confidentiality undertaking in favour of the Borrower.

     Nothing herein contained shall limit or restrict the liability or right of any Bank and any Bank shall be entitled, to disclose to any other Bank, confidential information concerning the Borrower, the Project, Fab 2 or any other matter relating to the Finance Documents and the Material Contracts,
     including regarding the bank accounts of the Borrower.

33.  BANKS REPRESENTATION

     Each of the Banks, with respect to itself only, hereby represents that the relevant committees and other bodies of the Banks have passed all resolutions necessary to approve the Loans granted to the Borrower under this Agreement.

for:   TOWER SEMICONDUCTOR LTD.

By:    ________________________

Title: ________________________

for:   BANK HAPOALIM B.M.                       for:   BANK LEUMI LE-ISRAEL B.M.

By:    ________________________                 By:    ________________________

Title: ________________________                 Title: ________________________

                                    - 149 -